Exhibit 99.2

Notice of Annual Meeting of Shareholders Management Information Circular Friday, May 1, 2020 20-12505-1 C1.1 P2

March 12, 2020

Dear Fellow Shareholders:

Evolution of our Governance and Leadership

Sound governance and strong leadership are core to executing our strategy and delivering sustained value for our stakeholders. We are committed to the ongoing pursuit of strong and effective governance practices which is central to our performance. We look to continually enhance how we operate to ensure that our governance approach incorporates evolving global best practices and our Board and leadership team represents the right mix of background, experience and diversity of perspectives.

In 2018, AltaGas underwent a significant transformation with the acquisition of WGL Holdings, Inc. and its regulated gas utility business, and the divestiture of a number of non-core assets. To position the company for future success, we appointed three new directors, including myself, to add complementary competencies to our Board to match our evolving business. On April 1, 2019, after celebrating the company’s 25th anniversary, David Cornhill, AltaGas’ founder and then Chairman, stepped down and I transitioned into the Chair role. David remains on our Board as a director, allowing us to retain his experience, insights and institutional knowledge and build upon the strong relationships and trust he has fostered over the years within the communities in which we operate, including those with Canada’s Indigenous Peoples, and with our business partners.

Our succession planning continues to be an area of focus for the Board as we strive to strike a balance between continuity of experience and fresh perspectives to meet the evolving needs of our business. Most recently, the Board appointed two new independent directors, Linda Sullivan and Nancy Tower, who together bring over 50 years of utilities experience, along with strong financial backgrounds and senior executive officer experience. As part of this Board transition, Daryl Gilbert has announced that he is not standing for re-election and will retire following this meeting. We would like to thank Daryl for his substantial contributions, valuable insights and his commitment and dedication as a director as AltaGas has grown and evolved during his tenure.

2019 also brought significant changes to our leadership team. With our new President and Chief Executive Officer Randy Crawford at the helm for his first full year, we undertook several initiatives designed to align teams across the enterprise. His leadership and vision for the company have allowed us to refocus on operational excellence in our Utilities and Midstream businesses and regain our financial strength. As part of our leadership evolution, we welcomed a new Executive Vice President and Chief Financial Officer, James Harbilas, whose deep background in both energy and utilities and ability to build and transform functions and teams is proving to be invaluable as we refocus the company for the future. We also welcomed Donald “Blue” Jenkins to AltaGas as Executive Vice President and President, Utilities and President, Washington Gas, to begin implementing additional organizational alignments to optimize our operations and better position us to achieve our strategy. In connection with Blue’s appointment, Colleen Starring was promoted to Senior Vice President and Chief Operating Officer, Utilities and Washington Gas. Colleen has a proven track record of execution, outstanding operations and commercial skills and an unparalleled understanding of our Utilities business.

These changes to our governance and leadership structure have directly contributed to our business success over the last year and will enable us to deliver sustained value to our stakeholders going forward.

Year in Review

In 2019, we successfully delivered on several substantial financial and operating priorities to execute our strategy and position AltaGas as a leading North American energy infrastructure company that connects natural gas and natural gas liquids to domestic and global markets. We successfully executed $2.2 billion of non-core asset sales, which substantially improved our financial health by de-levering our balance sheet. These improved financials allowed us to maintain our investment grade credit rating and regain the financial flexibility needed to pursue our many organic growth opportunities.

With the acquisition of WGL Holdings, Inc. completed, we advanced our transformation by integrating teams and functions across the business to capitalize on cost efficiencies and improve operational performance. We completed several key infrastructure projects that will drive future growth across our Utilities and Midstream businesses, including the Ridley Island Propane Export Terminal (RIPET) on the northwest coast of British Columbia, and the Marquette Connector Pipeline in Michigan. These investments play critical roles in our Utilities and Midstream growth strategies.

Sustainability and Stakeholder Value

Our core values reinforce our commitment to integrating strong environmental, health and safety, social and governance performance into every aspect of our business. These values have been engrained in our culture from the early days of our company and support our business strategy by allowing us to be responsive to customer needs, better manage risk, and attract, motivate and retain the talent we need to bring value to the communities we serve.

One of our greatest strengths has always been the importance and value we have placed on building relationships with our key stakeholders. We approach these relationships thoughtfully to ensure we respect different views and find mutually-beneficial solutions that generate long-term value. Our approach to relationship building was showcased last year during the grand opening ceremony of RIPET. We gathered together with municipal, provincial and federal government officials, local business and community leaders, representatives from the local Metlakatla and Lax Kw’alaams communities as well as our business partners and customers to celebrate the completion of Canada’s first marine propane export facility off the west coast.

By balancing economic priorities with our social and environmental values, we believe we can help meet growing global demands for clean energy, while continuing to deliver sustainable benefits to our stakeholders. Through our commitment to building strong, long-lasting relationships we are applying our operational excellence model to ensure we are making a positive social impact.

We invite you to learn more about our approach to ESG by reviewing the disclosure in the sustainability section of the proxy circular or downloading our ESG Report from our website at https://esg.altagas.ca/.

Looking Forward

With our 2019 priorities successfully executed, we enter 2020 on significantly stronger financial footing with a sharper focus on driving results and capturing the significant growth opportunities within our core businesses. Our steady and predictable Utilities business and high-growth integrated Midstream assets provide a strong foundation to deliver attractive risk-adjusted returns.

Our people are the heart of AltaGas and key to delivering operational excellence across our company. We have a skilled and dedicated team in place, and we are confident we will continue to deliver long-term value for our stakeholders.

Shareholder Meeting

As a company deeply committed to the health and safety of our communities, employees, shareholders and all of our other stakeholders, this year AltaGas will hold its annual meeting in a virtual format. As part of our corporate social responsibility and our preparedness plans in response to COVID-19, we believe hosting a virtual meeting is in the best interests of all stakeholders. The virtual meeting will be conducted via live audio webcast commencing at 1:00 p.m. (MDT) on May 1, 2020. Shareholders will have an opportunity to participate at the annual meeting online regardless of their geographic location.

As a Shareholder, you have the right to participate in and vote your shares at the meeting. We encourage you to participate in the virtual annual meeting. The circular includes important information and detailed instructions on how to participate.

If you are unable to attend the meeting, we encourage you to complete the form of proxy or, if applicable, voting instruction form, and return it within the time frames indicated on such forms so that your vote is counted at the meeting. This proxy circular contains important details about the meeting, the items of business to be considered and how you can vote, so please take some time to read the proxy circular before you vote your shares.

Information concerning AltaGas’ consolidated financial and operational performance for the financial year ended December 31, 2019 is available on AltaGas’ website at www.altagas.ca and on SEDAR at www.sedar.com.

Thank you for your ongoing support. We look forward to your participation at our virtual meeting.

Sincerely,

Pentti Karkkainen

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

When

Friday, May 1, 2020 at 1:00 p.m. (MDT)

Where

Virtual only Meeting

via live audio webcast online at https://web.lumiagm.com/190340102

As part of our corporate social responsibility and our preparedness plans in response to COVID-19, AltaGas believes hosting its meeting in virtual only format is in the best interest of our stakeholders and it is part of our commitment to do our part to protect the health and safety of our communities, employees, shareholders and other stakeholders.

Voting your Common Shares

The management information circular dated March 12, 2020 (the Circular), contains information relating to the matters to be brought before the meeting, as well as other annual disclosure, and voting instructions.

Holders of common shares of AltaGas Ltd. of record at the close of business on March 12, 2020 will receive notice of, and be entitled to virtually attend and vote at, the annual meeting of shareholders on May 1, 2020 or any adjournment(s) thereof, all in real time, provided they are connected to the Internet and comply with the requirements set out in the Circular.

Shareholder Questions

If you have any questions with respect to voting your common shares before the proxy deposit deadline, please contact AltaGas’

proxy solicitation agent, Laurel Hill Advisory Group, toll-free in North America at 1-877-452-7184 (416-304-0211 outside North America) or by email at assistance@laurelhill.com.

By order of the Board of Directors,

Shaheen Amirali

Senior Vice President and Corporate Secretary

Calgary, Alberta

March 12, 2020

Items of business

At the meeting, shareholders will be asked to:

1.              receive the consolidated financial statements for the year ended December 31, 2019 and the auditors’ report thereon;

2.              vote on appointing the auditors and authorizing the directors to set their remuneration;

3.              vote on electing directors for the ensuing year;

4.              vote on the non-binding advisory resolution to accept AltaGas’ approach to executive compensation; and

5.              consider such other business as may properly be brought before the meeting or any adjournment(s) thereof.

About Notice and Access

AltaGas is using the notice and access rules adopted by Canadian Securities Administrators in an effort to be more environmentally friendly and reduce printing and mailing costs. Instead of receiving the notice of meeting, the Circular, annual financial statements and related management’s discussion and analysis (the Meeting Materials) with the form of proxy or voting instruction form, registered and beneficial shareholders will receive a notice and access notification that contains instructions for accessing the Meeting Materials online and for requesting paper copies.

The Meeting Materials can be viewed online at www.altagas.ca/invest/share-information/noticeandaccess or under AltaGas’ profile on SEDAR (www.sedar.com). If you would like to receive a printed copy of the Meeting Materials, please phone 1-866-962-0498 (if you are a registered shareholder) or 1-877-907-7643 (if you are a beneficial shareholder). Refer to the Notice of Meeting and Notice of Availability of Materials for additional details.

Your Vote is Important!

Please submit your vote well
in advance of the proxy
deposit deadline of
1:00 p.m. (MDT) on
Wednesday, April 29, 2020.

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR HIGHLIGHTS	1

VOTING INFORMATION	3

GENERAL INFORMATION	7

MATTERS TO BE CONSIDERED AT THE MEETING	9

DIRECTOR NOMINEES	12

DIRECTOR COMPENSATION	19

CORPORATE GOVERNANCE	26

ENVIRONMENT, SOCIAL AND GOVERNANCE MATTERS	45

A LETTER FROM OUR HRC COMMITTEE CHAIR	47

COMPENSATION DISCUSSION AND ANALYSIS	50

2019 COMPENSATION OVERVIEW	56

EXECUTIVE COMPENSATION	71

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	81

OTHER INFORMATION	82

ADVISORIES	83

SCHEDULE A: BOARD MANDATE	85

SCHEDULE B: SUMMARY OF LTI PLANS	87

MANAGEMENT INFORMATION CIRCULAR HIGHLIGHTS

You are receiving this management information circular (the “Circular”) because you owned AltaGas Ltd. (“AltaGas”) common shares (“Shares”) as of the close of business on March 12, 2020 (the “Record Date”) and have the right to vote at the annual meeting of shareholders to be held at 1:00 p.m. (MDT) on Friday, May 1, 2020 in virtual only format or any adjournment thereof (the “Meeting”).

Meeting Highlights

Below are highlights of some of the important information that can be found in the Circular. These highlights do not contain all the information that should be considered. Please review the Circular in its entirety before voting.

Information contained herein is given as of March 12, 2020 unless otherwise specifically stated.

Shareholder Voting Matters

Voting matter	Board vote recommendation
Appointing Ernst & Young LLP as Auditors	FOR
Electing Nominees as Directors	FOR each nominee
Approving Advisory Resolution on Executive Compensation	FOR

Director Nominees at a Glance

	Independent	Residence	Director Since	Board Attendance in 2019	% Votes FOR at 2019 AGM	Other Public Boards (#)	Committees
Pentti Karkkainen	✓	Canada	2018	8/9	97.66%	1	—
Victoria Calvert	✓	Canada	2015	9/9	87.26%	1	Gov, HRC
David Cornhill	✓	Canada	1994	9/9	94.37%	2	—
Randall Crawford	CEO	Canada	2018	9/9	96.60%	—	—
Allan Edgeworth	✓	Canada	2005	8/9	86.22%	—	HRC (chair), Audit
Robert Hodgins	✓	Canada	2005	9/9	91.97%	3	Audit (chair), Gov
Cynthia Johnston	✓	Canada	2018	9/9	96.97%	—	EHS (chair), Audit
Phillip Knoll	✓	Canada	2015	9/9	95.80%	1	Gov (chair), EHS
Terry McCallister	Past-CEO WGL	U.S.	2018	9/9	93.71%	—	EHS
Linda Sullivan	✓	U.S.	2020	—	New	1	Audit, HRC
Nancy Tower	✓	U.S.	2020	—	New	—	Audit, HRC

Corporate Governance Highlights

We are committed to strong and sustainable growth and we believe that good corporate governance improves performance and benefits all stakeholders. The board of directors of AltaGas (the “Board”) has made notable changes to AltaGas’ governance structure and practices over the past year, with some of the highlights below:

•                  Board and Leadership Evolution

•                  Appointed an independent director as Chair of the Board

•                  First full year under the leadership of our new President and CEO

•                  Appointed new CFO and new President, Utilities

•                  Appointed two new directors, adding complementary financial expertise and U.S. utility and regulatory experience

•                  Met aspirational gender diversity target of 30% female representation on the Board

•                  Refreshed committee composition, with at least one new member joining each standing committee

•                  Launched our inaugural ESG Report

•                  Continued our Board-led Shareholder Engagement Program and adopted a Board Shareholder Engagement Policy

•                  Aligned incentive programs across our organization and amended LTI Plans to include double-trigger requirements for vesting on a change of control for Options, RUs and PUs

Refer to “Corporate Governance” for more detail on our corporate governance practices, policies and highlights.

Compensation Highlights

While we strive to align executive compensation with performance, director compensation is based on annual retainers, which include cash and equity components. This approach is designed to meet our objectives of attracting and retaining highly qualified and experienced individuals to serve as members of the Board who are unbiased by compensation considerations. Refer to “Director Compensation” for details of director compensation.

AltaGas’ executive compensation program has been designed to motivate executives to focus on longer term interests and provide the returns and the social value that stakeholders expect. The Board routinely assesses executive compensation programs to ensure such programs do not encourage individuals to take inappropriate risks. Some notable highlights of AltaGas’ executive compensation program design include:

•                  Linking executive pay to company performance through short- and long-term incentive awards

•                  Weighting executive compensation towards “at-risk” compensation elements based on achievement of corporate performance

•                  Benchmarking executive compensation and company performance to relevant peer companies

•                  Requiring executives to meet minimum equity ownership targets

•                  Including compensation clawback provision in executive agreements and long-term incentive grants

•                  Prohibiting hedging of ownership in company securities

•                  Capping short-term incentive payouts

•                  Utilizing double-trigger change of control provisions in executive agreements and under the LTI Plans

•                  Providing shareholders with a say-on-pay vote

•                  Retaining an independent advisor for the HRC Committee

Refer to “Compensation Discussion and Analysis” and “2019 Compensation Overview” for more detail on our executive compensation program and practices.

VOTING INFORMATION

This Circular is provided in connection with the solicitation of proxies by management of AltaGas for use at the Meeting to be held at 1:00 p.m. (MDT) on Friday, May 1, 2020 for the purposes set out in the accompanying Notice of the Annual Meeting of Shareholders. The Meeting will be a virtual only meeting conducted via live audio webcast online at https://web.lumiagm.com/190340102 and as such, Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the Meeting online is provided below. You may also refer to the “Online Assembly General Meeting Guide 2020” that was provided with your form of proxy or voting instruction form.

Why is AltaGas having a virtual only Meeting?

As part of our corporate social responsibility and our preparedness plans in response to COVID-19, AltaGas believes hosting a meeting in virtual only format is in the best interest of our stakeholders and it is part of our commitment to protect the health and safety of our communities, employees, Shareholders and other stakeholders.

The virtual Meeting will be conducted via live audio webcast. Shareholders will have an opportunity to participate at the Meeting online regardless of their geographic location.

Who is soliciting my proxy?

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally, or by telephone or email by regular employees or agents of AltaGas. In addition, AltaGas has retained Laurel Hill Advisory Group to provide the following services in connection with the Meeting: reviewing this Circular; recommending corporate governance best practices where applicable; liaising with proxy advisory firms; developing and implementing shareholder communication and engagement strategies; advising with respect to the Meeting and proxy protocol; reviewing and providing summary reports on the tabulation of shareholder proxies; and solicitating proxies from shareholders including contacting shareholders by telephone. In connection with the solicitation of proxies for the Meeting, Laurel Hill Advisory Group is expected to receive a fee of $60,000 plus reasonable out-of-pocket expenses. Pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of Shares. The cost of solicitation of proxies will be borne by AltaGas.

Notice and Access

AltaGas is relying on the notice and access provisions of NI 54-101 to send proxy-related materials to holders of Shares (“Shareholders”) in connection with the Meeting. Notice and access is a set of rules developed by the Canadian Securities Administrators that are intended to reduce the volume of material mailed to Shareholders by allowing a reporting issuer to post proxy-related materials online, rather than mailing paper copies. AltaGas has received exemptions from Corporations Canada under subsection 151(1) and 156 of the Canada Business Corporations Act (the “CBCA”) to permit it to use notice and access.

Instead of receiving the Notice of Annual Meeting of Shareholders, this Circular, consolidated annual financial statements and related management’s discussion and analysis (the “Meeting Materials”) with the form of proxy or voting instruction form (“VIF”), as applicable, registered and beneficial Shareholders will receive a notice and access notification that contains instructions for accessing the Meeting Materials online and for requesting paper copies.

Shareholders can request a paper copy of the Meeting Materials, at no charge, for up to one year from the date this Circular was filed under AltaGas’ profile on SEDAR. Requests by Shareholders must be made by calling 1-866-962-0498 (if you are a registered Shareholder) or 1-877-907-7643 (if you are a beneficial Shareholder). In order to receive a paper copy of the Meeting Materials before the Meeting, requests must be received prior to April 17, 2020. A new form of proxy or VIF will not be sent with the paper copy of the Meeting Materials, so it is important to keep the original form in order to vote.

Registered Shareholders can enroll through Computershare Trust Company of Canada (“Computershare”) to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. Non-registered Shareholders can sign-up to receive future securityholder communications by mail or electronically by visiting at www.computershare.com/ca/mailinglist.

Who has the right to vote at the Meeting?

By a resolution of the Board, the Record Date for the Meeting has been established as March 12, 2020. Only Shareholders of record at the close of business (5:00 p.m. MDT) on the Record Date will receive notice of, and be entitled to attend and vote at, the Meeting. Each Share owned as of the Record Date entitles the holder to one vote. A Shareholder of record on the Record Date will be entitled to vote such Shares even though the Shareholder may subsequently dispose of such Shares. No person who has become a Shareholder after the Record Date shall be entitled to attend or vote at the Meeting or any adjournment(s) thereof.

Who is the Shareholder of record?

Registered Shareholder	Non-Registered (Beneficial) Shareholder
You are a registered Shareholder if your Shares are registered directly in your name with our transfer agent, Computershare. Your name will appear on the record.

You are a beneficial Shareholder if a bank, trust company, securities broker, clearing agency, other financial institution or other intermediary (your “intermediary”) holds Shares on your behalf. Your nominee’s name will appear on the record.

How do I attend and participate at the Meeting?

AltaGas is holding the Meeting in a virtual only format, which will be conducted via live audio webcast.

Registered Shareholders and duly appointed proxyholders will be able to listen to the Meeting, ask questions and vote online, all in real time, provided they are connected to the Internet and comply with all of the requirements set out below.

Non-registered (beneficial) Shareholders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote at the Meeting.

•                  Go to https://web.lumiagm.com/190340102 in your web browser. For details, refer to the “Online Assembly General Meeting Guide 2020” that was provided with your form of proxy or VIF.

•                  If you have voting rights, select “Login” and follow the instructions.

•                  If you do not have voting rights, select “Guest” and fill in the form.

See “Option 2 — Voting at the Meeting” below for additional instructions on voting. We recommend that you log in to the site at least one hour before the time of the Meeting.

How do I vote my Shares?

You have two options to exercise your right to vote:

•                  By proxy (appointing someone to act on your behalf); or

•                  By completing a ballot online at the Meeting.

Option 1 — Voting by Proxy (before the proxy deposit deadline)

Voting by proxy means giving someone else (the “proxyholder”) the authority to attend the Meeting and vote for you in accordance with your instructions or, if you do not specify how you want to vote your Shares, as the proxyholder sees fit. In order to give the proxyholder such authority, you need to complete the form of proxy (if you are a registered Shareholder) or the VIF (if you are a non-registered Shareholder), within the deadlines specified therein (the return deadline on the VIF may be earlier than that provided in the Circular).

When completing the form of proxy or the VIF, you can appoint someone specifically or the management designee(s) specified in the form of proxy or VIF can act as your proxyholder. To appoint a proxyholder other than one of the individuals designated in the form of proxy/VIF, you can do so by striking out the names appearing thereon and legibly printing the name of such person in the blank space provided. The person you appoint does not need to be a Shareholder but must attend the Meeting to vote the Shares. You should obtain the consent of the proxyholder to act on your behalf and instruct him or her on how your Shares should be voted. If a Shareholder is a legal entity, an estate or trust, the form of proxy/VIF must be signed by a duly authorized representative and accompanied by a certified resolution confirming such authorization. You can also vote online or by phone. Additionally, AltaGas may utilize Broadridge’s QuickVoteTM service to assist eligible non-registered Shareholders with voting their shares directly over the phone.

If you are a non-registered Shareholder located in the United States and wish to participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described under “How do I attend and participate at the Meeting?” and “Option 2 — Participating and Voting at the Meeting”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the VIF sent to you or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from non-registered Shareholders located in the United States that wish to participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail or by courier to: stephen.bandola@computershare.com (if by e-mail), or Computershare, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and must be received no later than the voting deadline of 1:00 p.m.(MDT) on April 29, 2020.

Voting Methods	Internet	Telephone or Fax	Mail
Registered Shareholders Your proxy must be received no later than 1:00 p.m. (MDT) on April 29, 2020.	Vote online at www.investorvote.com	PH: 1-866-732-8683 Fax: 1-866-249-7775	Return the form of proxy in the enclosed postage paid envelope.

Non-Registered Shareholders Your proxy must be received no later than the time and date specified in the VIF, which may be earlier than the date provided in the proxy.	Vote online at www.proxyvote.com	PH: 1-800-474-7493; 1-800-474-7501 (Fr). Fax: 905-507-7793; 514-281-8911	Return the VIF in the enclosed postage paid envelope.

Option 2 — Participating and Voting at the Meeting

Attending the Meeting online gives you an opportunity to hear directly from management and the Board. You can participate, ask questions and vote online by following the instructions below and in the “Online Assembly General Meeting Guide 2020” that was provided with your form of proxy or VIF.

Registered Shareholder	Non-Registered (Beneficial) Shareholder

You do not need to complete or return your form of proxy. You will automatically receive a control number and may vote at the Meeting by completing a ballot online during the Meeting.

If you have submitted your form of proxy, your votes will already be recorded. You can attend the Meeting and not vote or if you do vote, the online vote will revoke your previously submitted proxy. Refer to the instructions below under “What if I change my mind”.

If you want to attend the Meeting and vote by completing a ballot online during the Meeting, you can appoint yourself as your own proxyholder by following the instructions below.

Registration of a proxyholder for online Meeting participation

The following applies to Shareholders who wish to appoint someone as their proxyholder other than the management designees named in the form of proxy or VIF to attend the virtual Meeting and vote on your behalf. This includes non-registered Shareholders who wish to appoint themselves as proxyholder to attend and participate in the virtual Meeting.

Shareholders who wish to appoint someone other than the management designees as their proxyholder to attend and participate at the Meeting as their proxy and vote their Shares MUST submit their form of proxy or VIF, as applicable, appointing that person as proxyholder (see “Option 1 — Voting by Proxy (before the proxy deposit deadline)”) AND must register that proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or VIF. Failure to register the proxyholder will result in the proxyholder not receiving the control number from Computershare that is required in order to participate and vote at the Meeting.

If you are a non-registered Shareholder and you wish to participate or vote at the Meeting, you must appoint yourself as proxyholder by inserting your own name in the space provided on the form of proxy or VIF sent to you by your intermediary, and follow all of applicable instructions provided by your intermediary AND you must also register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. Non-registered Shareholders who have not appointed themselves as proxyholder (and registered as instructed below) cannot vote online during the Meeting. This is because we and our transfer agent, Computershare, do not maintain the records for non-registered Shareholders and we have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder.

Register your proxyholder: Before registering, you must first appoint your proxyholder (see above). To register a proxyholder, Shareholders MUST visit https://www.computershare.com/ALAQ by 1:00 p.m. (MDT) on April 29, 2020 and provide Computershare with the required proxyholder contact information, so that Computershare may provide the proxyholder with a control number via email. Without a control number, proxyholders will not be able to attend and vote online at the Meeting.

Logging in to the Meeting to Vote

Registered Shareholders and duly appointed proxyholders, including non-registered Shareholders who have duly appointed themselves as proxyholder, can participate, ask questions and vote, all in real time, during the Meeting by:

•                  Logging in online at https://web.lumiagm.com/190340102

We recommend that you log in at least one hour before the time of the Meeting.

•                  Clicking “Login” and then entering your Control Number (see below) and Password “AltaGas2020” (case sensitive).

For more detailed instructions or if you have questions about the Meeting, refer to the “Online Assembly General Meeting Guide 2020” that was provided with your form of proxy or VIF.

Your Control Number

Registered Shareholder	Duly Appointed Proxyholders
The Control Number located on the form of proxy or in the email notification you received from Computershare.	If you have followed the instructions above, Computershare will provide you (or your proxyholder) with a Control Number by e-mail after the proxy deposit deadline has passed.

How will my Shares be voted if I return a form of proxy/VIF?

Shares represented by a form of proxy/VIF are to be voted for, against or withheld from voting by the proxyholder designated in the form of proxy/VIF in accordance with your instructions. If no instructions are given and AltaGas’ representatives are the designated proxyholders, the voting rights attached to the Shares will be exercised as follows:

•                  FOR the appointment of the auditor

•                  FOR the election of each proposed Director Nominee

•                  FOR the approval of the non-binding advisory resolution to accept AltaGas’ approach to executive compensation

The form of proxy/VIF confers discretionary authority on a proxyholder specifically appointed by you with respect to any proposed amendments or variations to the matters set out therein and any other business which may properly come before the Meeting. As of the date hereof, management of AltaGas is not aware of any amendment or other matter which may properly come before the Meeting.

What if I change my mind?

A Shareholder who has submitted a form of proxy may revoke it at any time prior to the exercise thereof. If you attend the Meeting, follow the process for voting online at the Meeting and vote online, you will revoke your previous proxy.

Registered Shareholders can also revoke a proxy: (i) by delivering a written notice to that effect signed by you or your duly authorized representative(s) or by delivering a new form of proxy that is dated later than the proxy previously submitted, to Computershare at any time up to 1:00 p.m. (MDT) on the last business day before the day of the Meeting, or any adjournment(s) thereof (a) by mail to Proxy Department, 135 West Beaver Creek Road, PO Box 300, Richmond Hill, Ontario L4B 4R5, (b) by hand delivery to 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada, or (iii) by facsimile to 416-263-9524 or 1-866-249-7775; or (ii) in any other manner permitted by law, including pursuant to the provisions of the Canada Business Corporations Act.

If the Shareholder is a legal entity, an estate or trust, the notice must be signed by an officer or attorney of the corporation duly authorized in writing by a resolution, a certified copy of which must be attached to the notice. If you are a non-registered Shareholder, please contact your intermediary for instructions on how to revoke your voting instructions.

GENERAL INFORMATION

Date of Information

The information contained in this Circular is given as at March 12, 2020, except where otherwise noted.

Currency

Unless indicated otherwise, all amounts are in Canadian dollars and “$” or “dollars” refer to Canadian dollars. Values may be impacted by rounding and exchange rates.

Voting Securities and Principal Holders Thereof

AltaGas is authorized to issue an unlimited number of Shares. As at the Record Date, 279,445,083 Shares were issued and outstanding. Shareholders of record on the Record Date are entitled to notice of, and to attend, the Meeting, or be represented by proxy, and to one vote per Share held on any ballot thereat.

To the knowledge of the Board and the executive officers of AltaGas, as at the Record Date no person or company beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the votes attached to all of the issued and outstanding Shares.

Quorum

At the Meeting, a quorum exists if the holders of not less than 5% of the Shares entitled to vote at the Meeting are present in person or represented by proxy, and at least two persons entitled to vote are actually present at the Meeting. If a quorum is not present at the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

Approval Requirements

All matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present or represented by proxy at the Meeting.

Shareholder Proposals

The Canada Business Corporations Act permits certain eligible Shareholders to submit shareholder proposals to AltaGas for inclusion in a management proxy circular for an annual meeting of shareholders. No shareholder proposals were submitted for consideration at the upcoming Meeting. The final date by which AltaGas must receive shareholder proposals for the annual meeting of Shareholders to be held in 2021 is December 12, 2020, being the date that is at least 90 days before the anniversary of the Notice of the Annual Meeting of Shareholders sent to Shareholders in connection with the Meeting.

Advance Notice By-Law

AltaGas’ By-Law No. 2 sets out the advance notice requirements for director nominations (the “Advance Notice By-Law”). The purpose of the Advance Notice By-Law is to provide Shareholders with guidance on the process for nominating directors. The Advance Notice By-Law fixes a deadline by which Shareholders must submit director nominations to AltaGas prior to any annual or special meeting of Shareholders at which directors are to be elected, sets forth the information that must be included in the notice and details the procedure to be followed. A copy of the Advance Notice By-Law is available on AltaGas’ website at www.altagas.ca.

Under the Advance Notice By-Law, the deadline for nominations of directors for the Meeting is the close of business on April 1, 2020. As of the date of this Circular, AltaGas has not received any director nominations.

Frequently Used Terms

AltaGas	AltaGas Ltd., including, where the context requires, its affiliates
Board	board of directors of AltaGas
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Chair	Chair of the Board of Directors
company, we, our	AltaGas
DCP	Defined Contribution Plan
DSU	deferred share unit issued under the DSUP
DSUP	Deferred Share Unit Plan
ERM	Enterprise Risk Management
ESG	Environmental, Social and Governance
EVP	Executive Vice President
LTI	long term incentive
LTI Plans	Long-Term Incentive Plans, including the Phantom Unit Plan and the Option Plan
NEO	Named Executive Officer
Option	option to purchase a Share issued under the Option Plan
Option Plan	Option Plan, as amended and restated on February 27, 2019
Phantom Unit Plan	Phantom Unit Plan dated May 1, 2019, which amended and restated the Mid-Term Incentive Plan
PU	performance unit issued under the Phantom Unit Plan
Record Date	March 12, 2020
RIPET	Ridley Island Propane Export Terminal
RU	restricted unit issued under the Phantom Unit Plan
SERP	Supplemental Executive Retirement Plan
Share	common share of AltaGas
Share Price

for purposes of the Phantom Unit Plan and the DSUP, the average closing price of the Shares for the 20 consecutive trading days prior to the vesting date in the case of PUs and RUs, and prior to payment date in the case of DSUs, as specified in the relevant plan

Shareholders	holders of Shares
STI	short term incentive
STI Plan	Short Term Incentive Plan
WGL Acquisition	AltaGas’ indirect acquisition of WGL, which was completed in July 2018

AltaGas Committees

EHS Committee	environment, health and safety committee of the Board
HRC Committee	human resources and compensation committee of the Board
Audit Committee	audit committee of the Board
Governance Committee	governance committee of the Board

AltaGas Entities Referenced

AltaGas	AltaGas is the parent entity of, among others, WGL and Washington Gas
Washington Gas or WG	Washington Gas Light Company
WGL	WGL Holdings, Inc., which indirectly holds all of the outstanding shares of Washington Gas

Schedules

A	Board Mandate
B	Summary of LTI Plans

MATTERS TO BE CONSIDERED AT THE MEETING

1. Financial Statements

2. Appointment of Auditors

3. Election of Directors

4. Advisory Vote on Executive Compensation

The Board recommends that Shareholders vote FOR the resolutions that follow.

Financial Statements

At the Meeting, the consolidated financial statements of AltaGas for the year ended December 31, 2019 and the auditors’ report thereon will be presented. These consolidated financial statements and management’s discussion and analysis relating thereto are available on AltaGas’ website at www.altagas.ca/invest/financials and on SEDAR at www.sedar.com.

Appointment of Auditors

Ernst & Young LLP (“E&Y”) has been the auditor of AltaGas (including its predecessors) since 1997. E&Y has confirmed they are independent of AltaGas within the meaning of the relevant rules and related interpretations as prescribed by law and the relevant professional bodies in Canada. The Audit Committee has also reviewed the independence of the auditors. Canadian auditor independence rules require the rotation of the lead audit partner every seven years. Our former lead audit partner has completed his rotation and transitioned the AltaGas file to our new lead audit partner, effective for 2020.

The detailed voting results of the past two years relating to the appointment of the auditor are set out below:

Year	Votes For	% Votes For	Votes Withheld	% Votes Withheld
2019	100,805,935	95.89%	4,324,878	4.11%
2018	58,894,694	96.89%	1,891,036	3.11%

On the advice of the Audit Committee, the Board recommends that Shareholders vote FOR the appointment of E&Y as auditors of AltaGas.

Unless it is specified in a proxy that the Shareholder withholds approval for the appointment of E&Y, the management designees named in the form of proxy or VIF intend to vote in favour of the appointment of E&Y as auditors of AltaGas, to hold office until the next annual meeting of Shareholders, with remuneration to be determined by the Board.

Fees paid to E&Y by AltaGas and its subsidiaries during 2019 and 2018 were as follows:

Category of External Auditor Service Fee (1)	2019	2018
Audit Fees	$7,783,502	$2,766,074
Audit-Related Fees(2)	$833,268	$1,242,606
Tax Fees(3)	$259,313	$66,389
All Other Fees(4)	$357,002	$86,970
TOTAL	$9,233,085	$4,162,039

Notes:

(1)         Due to the timing of appointing E&Y as WGL’s auditor, $3.7 million of fees relating to 2018 were paid in 2019.

(2)         Represent the aggregate fees billed by E&Y for assurance and related services that were reasonably related to the performance of the audit or review of AltaGas’ financial statements and were not reported under “Audit Fees”. During 2019 and 2018, the nature of the services provided included: review of prospectuses and securities filings; research of accounting and audit-related issues (including those related to the WGL Acquisition); review of pro forma consolidated financial statements; review of new accounting standards implementation; internal controls assessment; cost allocation manual audits; environmental, social, and governance services; and registration costs for the Canadian Public Accountability Board, the Public Company Accounting Oversight Board, and the Financial Accounting Standards Board.

(3)         Represent the aggregate fees billed by E&Y for professional services for tax compliance, tax advice and tax planning. During 2019 and 2018, the nature of the services provided was for tax compliance and transfer pricing.

(4)         Represent the aggregate fees billed by E&Y for products and services, other than those reported with respect to the other categories of service fees. During 2019 and 2018, the nature of the services was for translation services and an assessment of AltaGas’ IT risk management and cybersecurity.

The foregoing information is also set forth in AltaGas’ Annual Information Form for the year ended December 31, 2019, under the heading “General — Audit Committee — External Auditor Service Fees by Category”.

Election of Directors

All nominees are currently members of the Board. Directors elected at the Meeting will hold office until the next annual meeting of Shareholders or until their successors are duly elected or appointed.

The Board currently consists of 12 members; however, Mr. Gilbert is not standing for re-election. The articles of AltaGas provide that there must be not less than three nor more than 15 directors and the by-laws of AltaGas provide that the number of directors to be elected at the Meeting be determined from time to time by resolution of the Board.

The Board has fixed the number of directors to be elected at the Meeting at 11. The Board believes the size of the Board is appropriate based on a number of factors, including the scope and complexity of the business and the complement of skills necessary for sufficient oversight and effective decision-making. It believes all the nominees are well-qualified to serve on the Board and confirms that at least two-thirds are independent.

The following individuals are proposed by AltaGas for election as directors of AltaGas:

Victoria A. Calvert

David W. Cornhill

Randall L. Crawford

Allan L. Edgeworth

Robert B. Hodgins

Cynthia Johnston

Pentti O. Karkkainen

Phillip R. Knoll

Terry D. McCallister

Linda G. Sullivan

Nancy G. Tower

Of the director nominees, 82% are considered independent, 91% have related industry experience, 82% have U.S. experience and all have risk management experience.

The Board recommends that Shareholders vote FOR the election of these nominees as directors of AltaGas.

As set forth in the form of proxy and VIF, as applicable, Shareholders may vote for each proposed director individually rather than voting for the proposed directors as a slate.

Unless it is specified in a proxy that the Shareholder withholds approval for a particular director nominee, the management designees named in the form of proxy or VIF intend to vote in favour of the appointment of each of the above nominees.

If any vacancy occurs in the nominees proposed by AltaGas, including in the event a nominee becomes unable to serve, the discretionary authority conferred by the proxy will be exercised to vote for the election of any other person nominated by AltaGas.

Majority Voting Policy

While the Board recommends nominees to the Board, Shareholders vote to elect the members of the Board on an annual basis. AltaGas has a Majority Voting Policy which requires that any nominee for director who receives a greater or equal number of votes “withheld” than “for” his or her election shall tender his or her resignation to the Chair of the Board following the Meeting, effective upon acceptance by the Board. This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected. The Board will accept such resignation except in exceptional situations where the circumstances warrant such director continuing to serve as a member of the Board. The nominee shall not attend any meeting or participate in any Governance Committee or Board deliberations while the resignation offer remains outstanding. The Board shall disclose its election decision via press release promptly and in any event, within 90 days of the Meeting. If a resignation is not accepted, the press release will include the reasons for that decision. If a resignation is accepted, the Board may appoint a new director to fill the vacancy created by the resignation.

Shareholder Advisory Vote on Executive Compensation

The Board believes that attracting, motivating and retaining high performing executives is integral to the long-term success of the company. Through a competitive compensation program that links executive compensation with company performance, AltaGas strives to align the actions of our executives with our long-term corporate strategy and Shareholder interests.

AltaGas’ approach to executive compensation has been evolving with the transformation of its organization and is described in detail under the heading “Compensation Discussion and Analysis”.

The Board first sought Shareholder input on executive compensation at its 2014 annual meeting and considers the annual advisory vote on compensation an important part of the ongoing process of engagement between Shareholders and the Board. Our approach to executive compensation has been accepted by a significant majority of Shareholders at every annual meeting since adoption of the advisory vote.

The detailed results of the “say-on-pay” vote over the past two years are set out below:

Year	Votes For	% Votes For	Votes Withheld	% Votes Withheld
2019	82,981,070	81.67%	18,627,573	18.33%
2018	52,964,910	88.97%	6,564,972	11.03%

With the completion of the WGL Acquisition and other corporate events, 2018 was a transformative year for our company. This transition continued into 2019, with changes to our leadership and the implementation of enhancements to our compensation programs. Refer to the disclosure under “2019 Compensation Overview” for more information.

The Board wishes to again seek Shareholder input on its approach to executive compensation. This non-binding advisory vote will provide Shareholders with the opportunity to communicate their views on AltaGas’ approach to executive compensation through the following resolution:

“RESOLVED on an advisory basis and not to diminish the roles and responsibilities of the board of directors of AltaGas Ltd. (“AltaGas”) that the shareholders of AltaGas accept the approach to executive compensation disclosed in AltaGas’ management information circular dated March 12, 2020 for the 2020 annual meeting of shareholders of AltaGas.”

While the advisory vote is not binding, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation. Unless it is specified in a proxy that the Shareholder withholds approval, the management designees named in the form of proxy or VIF intend to vote in favour of AltaGas’ approach to executive compensation.

Other Business

AltaGas is not aware of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting of Shareholders; however, if any other matter properly comes before the Meeting, the form of proxy or VIF will be voted on such matter in accordance with the best judgment of the person or persons voting.

Interest of Certain Persons or Companies in Matters to be Acted Upon

To AltaGas’ knowledge, no director or executive officer of AltaGas serving at any time in 2019, no proposed nominee nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

DIRECTOR NOMINEES

All the proposed nominees are currently directors of AltaGas and have been since the dates indicated.

Each nominee brings a mix of skills and experience to the Board. The combination of these skills is important for the Board to effectively oversee AltaGas’ affairs and carry out its duties and responsibilities.

For additional details on each director’s areas of expertise, see “Areas of Expertise and Director Skills Matrix” under the heading “Corporate Governance — Board Composition Considerations”.

New Nominees

In January 2020, the Board welcomed two new members, Linda Sullivan and Nancy Tower, both of whom share strong financial backgrounds and senior executive officer experience with U.S. regulated utilities. Refer to the disclosure under the heading “Corporate Governance — Board Composition Considerations” and “Corporate Governance —Director Selection and Nomination”.

Retiring Director

As previously announced, Mr. Gilbert plans to retire from the Board at the close of the Meeting and is not standing for re-election. Mr. Gilbert has been a valuable member of the Board and has provided considerable insights as a director, as well as on the various committees he has served. During his tenure, Mr. Gilbert served in various capacities on the Board, most recently as Chair of the HRC Committee. The Board thanks Mr. Gilbert for his substantial contributions, commitment and dedication.

Nominees

Pentti O. Karkkainen, Chair of the Board	Independent | Director since 2018

West Vancouver, British Columbia, Canada

Age: 65

Key Areas of Expertise:

•      Capital Markets

•      Governance

•      Stakeholder Relations/ Communications

Mr. Karkkainen is the Chair of the Board. Mr. Karkkainen was a co-founder and General Partner of KERN Partners from 2000 to 2014, and was the firm’s Senior Strategy Advisor from 2014 until his retirement from the firm in 2015. Prior thereto, Mr. Karkkainen was the Managing Director and Head of Oil and Gas Equity Research at RBC Capital Markets.

Mr. Karkkainen has significant board experience, including as board chair, as lead director and as chair of compensation and audit committees. Mr. Karkkainen holds a Bachelor of Science (Honours) in Geology from Carleton University and a Master of Business Administration from Queen’s University. He is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2019	Attendance in 2019(1)
Chair of the Board	8 of 9	89%

Other Public Company Boards

NuVista Energy Ltd.

Securities held as of March 12, 2020 and March 21, 2019(2)

Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met(3)
2020	15,000	—	1,900	9,865	—	Mr. Karkkainen has until July 25, 2023 to meet the requirement.
2019	7,000	—	2,744	1,552	—

2019 AGM Voting Results

Votes For:	97.66%

Victoria A. Calvert	Independent | Director Since 2015

Calgary, Alberta, Canada

Age: 64

Key Areas of Expertise:

•      Governance

•      Stakeholder Relations/ Communications

•      HR/Compensation

Ms. Calvert is a Corporate Director and Professor Emerita of Business at Mount Royal University (MRU) in Calgary, where she taught from 1988 to 2018. She was also a Director of the Canadian Alliance of Community Service Learning from 2009 to 2017 and published and spoke extensively regarding community partnerships and engagement. Prior to this, she held corporate positions at Hudson’s Bay Oil and Gas and the Bank of Nova Scotia.

Ms. Calvert holds a Bachelor of Commerce (Hons.) degree from Queen’s University and a Master of Business Administration degree from Western University. Ms. Calvert is a director of the Heritage Park Society Board and has served as a director of the Canadian Council of Small and Medium Enterprises, and the Calgary Business Information Centre. Ms. Calvert is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2019	Attendance in 2019(1)
Board	9 of 9	100%
EHS	2 of 2	100%
Governance	12 of 12	100%
HRC	4 of 4	100%

Other Public Company Boards

Patriot One Technologies Inc.

Securities held as of March 12, 2020 and March 21, 2019(2)

Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met(3)
2020	7,620	—	2,950	16,495	—	Ms. Calvert has until Nov. 1, 2020 to meet the requirement.
2019	—	—	5,850	10,767	—

2019 AGM Voting Results

Votes For:	87.26%

David W. Cornhill	Independent | Director since 1994

Calgary, Alberta, Canada

Age: 66

Key Areas of Expertise:

•      Leadership/Strategy

•      Risk Management

•      Stakeholder Relations/ Communications

Mr. Cornhill retired as Chair of the Board in 2019, a position he had held since the inception of AltaGas’ predecessor in 1994. Mr. Cornhill is a founding shareholder of AltaGas (and its predecessors). He was Chief Executive Officer of AltaGas from 1994 to 2016 and served as interim co-CEO from July to December 2018. Prior to forming AltaGas, Mr. Cornhill served in various capacities with Alberta and Southern Gas Co. Ltd., including Vice President, Finance and Administration, Treasurer and President and Chief Executive Officer.

Mr. Cornhill is an experienced leader in the business community and is a strong supporter of communities and community collaboration, investment and enhancement.

Mr. Cornhill is a member of the Ivey Advisory Board at Western University. He holds a Bachelor of Science (Hons.) degree and a Master of Business Administration degree, both from Western, and was awarded an honorary Doctor of Laws degree by Western in 2015. Mr. Cornhill is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2019	Attendance in 2019(1)
Board	9 of 9	100%

Other Public Company Boards

Imperial Oil Limited            AltaGas Canada Inc.

Securities held as of March 12, 2020 and March 21, 2019(2)

Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met(3)
2020	1,590,294	760,000	25,072	51,288	30,000	✓
2019	1,585,294	935,000	36,298	43,967	30,000

2019 AGM Voting Results

Votes For:	94.37%

Randall L. Crawford	Non-Independent(4) | Director since 2018

Calgary, Alberta, Canada

Age: 57

Key Areas of Expertise:

•        Leadership/Strategy

•        Risk Management

•        Operations — Midstream & Regulated Utilities

Mr. Crawford is the President and CEO of AltaGas and has been since December 2018. Prior to joining AltaGas, Mr. Crawford was with EQT Midstream Partners, LP from 2012 to 2017, most recently as Executive Vice President and Chief Operating Officer and with EQT Corporation as Senior Vice President and President, Midstream, Commercial and Distribution from 2007 to 2017.

Mr. Crawford holds a Bachelor of Science in Accounting and Economics from West Virginia Wesleyan College and has obtained his Certified Public Accountant designation. Mr. Crawford previously served as a director for numerous energy associations, including the American Gas Association, the Energy Association of Pennsylvania, the West Virginia Oil and Natural Gas Association and the Interstate Natural Gas Association of America. He is a director of the Children’s Hospital of Pittsburgh Foundation and a member of the University of Pittsburgh Cancer Institute Council. He is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2019	Attendance in 2019(1)
Board	9 of 9	100%

Other Public Company Boards

None

Securities held as of March 12, 2020 and March 21, 2019(2)

Year	Shares	Options	PUs	RUs & DSUs	Preferred Shares	Ownership Requirement Met(3)
2020	18,500	1,745,893	447,640	—	—	Mr. Crawford has until Dec. 10, 2023 to meet the requirement.
2019	—	500,000	165,651	—	—

2019 AGM Voting Results

Votes For:	96.60%

Allan L. Edgeworth	Independent | Director since 2005

North Vancouver, British Columbia, Canada

Age: 69

Key Areas of Expertise:

•        Environment, Health & Safety

•        HR/Compensation

•        Operations - Midstream & Regulated Utilities

Mr. Edgeworth is a Professional Engineer and Corporate Director. He was the President of ALE Energy Inc. from January 2005 through December 2015. Prior to this, Mr. Edgeworth was with Alliance Pipeline Ltd., initially serving in the position of Executive Vice President and Chief Operating Officer and later serving as President and CEO.

Mr. Edgeworth was a Commission member and Director of the Alberta Securities Commission. He has also served on the Boards of the Interstate National Gas Association of America and the Canadian Gas Association and is a past-Chair of the Canadian Energy Pipeline Association. Mr. Edgeworth holds a Bachelor of Applied Science from the University of British Columbia in Geological Engineering and is a graduate of the Queen’s Executive Program. Mr. Edgeworth is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2019	Attendance in 2019(1)
Board	8 of 9	89%
Audit	5 of 5	100%
HRC (Chair)	6 of 6	100%

Other Public Company Boards

None

Securities held as of March 12, 2020 and March 21, 2019(2)

Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met(3)
2020	41,718	27,500	2,950	15,528	—	✓
2019	40,821	27,500	5,850	9,794	—

2019 AGM Voting Results

Votes For:	86.22%

Robert B. Hodgins	Independent | Director since 2005

Calgary, Alberta, Canada

Age: 68

Key Areas of Expertise:

•        Financial Expertise

•        Risk Management

•        U.S. Experience

Mr. Hodgins is a Chartered Professional Accountant and Chartered Accountant and has been an independent businessman since November 2004. Mr. Hodgins has been serving as Senior Advisor, Investment Banking for Canaccord Genuity Corp. from September 2018. Prior to that, he was the Chief Financial Officer of Pengrowth Energy Trust from 2002 to 2004, Vice President and Treasurer of Canadian Pacific Limited from 1998 to 2002 and Chief Financial Officer of TransCanada PipeLines Limited from 1993 to 1998.

Mr. Hodgins received an Honours Bachelor of Arts in Business from the Richard Ivey School of Business at Western University and received a Chartered Accountant designation. He was admitted as a member of the Institute of Chartered Accountants of Ontario in 1977 and Alberta in 1991 and he is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2019	Attendance in 2019(1)
Board	9 of 9	100%
Audit (Chair)	5 of 5	100%
Governance	11 of 11	100%

Other Public Company Boards

Enerplus Corporation

Gran Tierra Energy Inc.

MEG Energy Inc.

Securities held as of March 12, 2020 and March 21, 2019(2)

Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met(3)
2020	16,950	27,500	2,950	18,264	—	✓
2019	16,950	27,500	5,850	12,471	—

2019 AGM Voting Results

Votes For:	91.97%

Cynthia Johnston	Independent | Director since 2018

Victoria, British Columbia, Canada

Age: 58

Key Areas of Expertise:

•        Operations -Regulated Utilities

•        Environment, Health & Safety

•        Risk Management

Ms. Johnston is a Corporate Director. She was Executive Vice President, Gas, Renewables and Operations Services at TransAlta Corporation from 2015 until her retirement in 2017. Between 2011 and 2015, she held various positions, including Executive Vice President Enterprise Risk and Corporate Services and Executive Vice President Corporate Services. Prior thereto, Ms. Johnston held various executive leadership positions with TransAlta and FortisAlberta.

Ms. Johnston holds a Bachelor of Arts in Economics from the University of Calgary and a Master’s in Applied Economics from the University of Victoria. She is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2019	Attendance in 2019(1)
Board	9 of 9	100%
EHS (Chair)	5 of 5	100%
HRC	2 of 2	100%
Audit	1 of 1	100%

Other Public Company Boards

None

Securities held as of March 12, 2020 and March 21, 2019(2)

Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met(3)
2020	3,000	—	1,900	6,927	—	Ms. Johnston has until July 25, 2023 to meet the requirement.
2019	3,000	—	2,744	1,552	—

2019 AGM Voting Results

Votes For:	96.97%

Phillip R. Knoll	Independent | Director since 2015

Kelowna, British Columbia, Canada

Age: 65

Key Areas of Expertise:

•        Leadership/Strategy

•        Governance

•        Operations — Midstream & Regulated Utilities

Mr. Knoll is a Professional Engineer and has been the President of Knoll Energy Inc. since 2006. Mr. Knoll served as interim co-CEO of AltaGas from July to December 2018. Prior thereto, he was CEO of Corridor Resources Inc. from 2010 to 2014. Mr. Knoll was a director of AltaGas Utility Group Inc. from 2005 to 2009. His other roles included Group Vice President, Duke Energy Gas Transmission, Chair, Management Committee and President for Maritimes & Northeast Pipeline, as well as senior roles at Westcoast Energy Inc., TransCanada Pipelines Limited and Alberta Natural Gas Company Ltd.

Mr. Knoll has over 35 years of varied experience in the energy sector, primarily related to energy infrastructure businesses and the natural gas value chain. Mr. Knoll holds a Bachelor of Applied Science from the Technical University of Nova Scotia in Chemical Engineering. He is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2019	Attendance in 2019(1)
Board	9 of 9	100%
Governance (Chair)	6 of 6	100%
EHS	5 of 5	100%

Other Public Company Boards

Headwater Exploration Inc. (formerly Corridor Resources Inc.)

Securities held as of March 12, 2020 and March 21, 2019(2)

Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met(3)
2020	17,070	—	11,077	34,509	1,000	✓
2019	16,879	—	17,624	28,117	1,000

2019 AGM Voting Results

Votes For:	95.80%

Terry D. McCallister	Non-Independent(4) | Director since 2018

Santa Fe, New Mexico, U.S.A.

Age: 64

Key Areas of Expertise:

•        U.S. Experience

•        Operations -Regulated Utilities

•        Stakeholder Relations/ Communications

Mr. McCallister is an independent businessman. He was Chair and Chief Executive Officer of WGL and Washington Gas from 2009 until his retirement in 2018. Prior thereto, Mr. McCallister served as President and Chief Operating Officer of WGL and Washington Gas, joining Washington Gas in 2000 as Vice President of Operations. He has also held various leadership positions with Southern Natural Gas and Atlantic Richfield Company.

Mr. McCallister has a Bachelor of Science in Engineering Management from the University of Missouri-Rolla and is a graduate of the University of Virginia’s Darden School of Business Executive Program. He has served on the National Petroleum Council, the American Gas Association, the Southern Gas Association and on the boards of several business and community organizations, including, the Gas Technology Institute, the Greater Washington Board of Trade, the Alliance to Save Energy, the Smithsonian National Zoo, the National Symphony Orchestra and the INOVA Health System Foundation. Mr. McCallister is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2019	Attendance in 2019(1)
Board	9 of 9	100%
EHS	5 of 5	100%

Other Public Company Boards

None

Securities held as of March 12, 2020 and March 21, 2019(2)

Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met(3)
2020	44,000	—	1,900	7,774	—	✓
2019	44,000	—	2,744	2,327	—

2019 AGM Voting Results

Votes For:	93.71%

Linda G. Sullivan	Independent | Director since 2020

Mullica Hill, New Jersey, U.S.A.

Age: 56

Key Areas of Expertise:

•        Financial Expertise

•        HR/Compensation

•        Operations — Regulated Utilities

Ms. Sullivan is a Corporate Director. She most recently served as Executive Vice President and Chief Financial Officer at American Water Works Company, Inc. from 2016 until her retirement in August of 2019, and prior thereto as Senior Vice President and Chief Financial Officer from 2014. Prior to joining American Water Works, she held various roles with the Edison International companies, last serving as Senior Vice President and Chief Financial Officer at Southern California Edison Company from 2009 to 2014.

Ms. Sullivan has over 25 years of utility finance and regulatory experience. She has received her Certified Public Accountant and Certified Management Accountant designations and is a Governance Fellow with the National Association of Corporate Directors. Ms. Sullivan holds a Bachelor of Science in Business Administration and Accounting from Portland State University. She is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2019	Attendance in 2019(1)
Commencing in 2020, Board, Audit & HRC	—

Other Public Company Boards

NorthWestern Energy Corp.

Securities held as of March 12, 2020 and March 21, 2019(2)

Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met(3)
2020	—	—	—	—	—	Ms. Sullivan has until Jan. 9, 2025 to meet the requirement.

Nancy G. Tower	Independent | Director since 2020

Tampa, Florida, U.S.A.

Age: 60

Key Areas of Expertise:

•        Financial Expertise

•        Leadership/Strategy

•        HR/Compensation

Ms. Tower currently serves as President and Chief Executive Officer of Tampa Electric Company, a regulated electric utility and a subsidiary of Emera Incorporated in Tampa, Florida, a position she has held since December of 2017. Prior thereto, she was the Chief Corporate Development Officer of Emera from 2014 to 2017. Since joining Emera in 1997, Ms. Tower has held several senior positions in corporate finance and in operations at Emera and with its subsidiaries, including Controller and Vice President, Customer Operations of Nova Scotia Power Inc., Chief Financial Officer of Emera, and Chief Executive Officer of Emera Newfoundland and Labrador.

Ms. Tower holds a Bachelor of Commerce from Dalhousie University and is a Fellow Chartered Accountant. She serves on the Board of Trustees of the University of Tampa. She is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2019	Attendance in 2019(1)
Commencing in 2020, Board, Audit & HRC	—

Other Public Company Boards

None

Securities held as of March 12, 2020 and March 21, 2019(2)

Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met(3)
2020	1,118	—	—	—	—	Ms. Tower has until Jan. 9, 2025 to meet the requirement

Notes:

(1)         Attendance is noted for the period during which each director was a member of the relevant committee. As Chair, Mr. Karkkainen no longer sits on any committee. He stepped down from the Audit Committee and Governance Committee in connection with his appointment as Chair. For further details on attendance, see “Board and Committee Meetings — Meeting Attendance”.

(2)         These dates represent the record dates for the 2018 and 2019 annual Shareholder meetings.

(3)         Non-executive directors must achieve equity ownership of three times the value of their annual Board retainer (including cash and equity), within five years of their date of appointment, which for 2019 is $937,500 for Mr. Karkkainen and $600,000 for the other non-executive directors. This calculation is done at year-end and for purposes of achieving compliance with AltaGas’ equity ownership requirement, Shares, RUs and DSUs are included. See “Director Equity Ownership Requirement” for details of each director’s holdings at year-end. As CEO, Mr. Crawford is required to own five times his annual salary within five years of his appointment. See “Executive Compensation - Executive Equity Ownership Requirement”.

(4)         Mr. Crawford, as AltaGas’ President and CEO, is not independent. Mr. McCallister, as the former CEO of WGL and Washington Gas (now material subsidiaries of AltaGas) is not independent. See “Board Committees - Committee Composition at a Glance” for further details on the independence determinations.

As at the Record Date for the Meeting, the proposed nominees collectively held 1,755,270 Shares (less than 1%) of the total issued and outstanding Shares (including Shares beneficially owned, directly or indirectly, and Shares over which control or direction is exercised, in each case as provided by the nominees).

Additional Information on Directors

Cease Trade Orders, Bankruptcies, Sanctions and Penalties

Except as disclosed below, none of the proposed directors: (i) are, or have been within the past ten years a director, chief executive officer or chief financial officer of any company, including AltaGas and any personal holding companies of such person, that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), or after such person ceased to be a director, chief executive officer or chief financial officer of the company, was the subject of an Order which resulted from an event that occurred while acting in such capacity; (ii) are, or have been within the past ten years, a director or executive officer of any company, including AltaGas and any personal holding companies of such person, that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (iii) have, including any personal holding companies of such person, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

Mr. Hodgins was a director of Skope Energy Inc. (“Skope”) from December 15, 2010 to February 19, 2013. On November 27, 2012, Skope was granted protection from its creditors by the Court of Queen’s Bench of Alberta pursuant to the Companies’ Creditors Arrangement Act to implement a restructuring which was approved by the required majority of Skope’s creditors. The restructuring was sanctioned by the Court of Queen’s Bench of Alberta in February of 2013.

None of the proposed directors (or any personal holding companies of such persons) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

2020 Director Voting Results

Voting results for 2020 will be posted following the Meeting on SEDAR (www.sedar.com).

Other Relevant Sections

For additional information on the directors, refer to the following headings under “Corporate Governance”:

•                  “Board Committees” — committee participation, committee composition changes, committee reports

•                  “Board Composition Considerations” — areas of expertise, including skills matrix, tenure, retirement, diversity, nominating and recruitment, and Board assessment process

•                  “Director Orientation, Development and Education” — professional development, including internal and external education sessions attended in 2019

DIRECTOR COMPENSATION

Compensation Philosophy and Approach

AltaGas’ objectives with respect to director compensation include:

•                  Attract and retain highly skilled and experienced individuals to serve as members of the Board

•                  Competitively compensate directors commensurate with their responsibilities and time commitment

•                  Align the interests of the directors with those of the Shareholders

Recognizing AltaGas’ increased presence in the U.S., the transition of the Board that was underway and the recruitment efforts necessary as part of this transition, the Governance Committee undertook a thorough review of AltaGas’ director compensation program in 2019, with the objective of developing a competitive compensation program to attract and retain the highest calibre individuals from a pool that includes directors with direct U.S. experience and other skills and experience identified as a priority.

While some changes were made to the program, the overall compensation philosophy remained the same. AltaGas continues to compensate directors through an annual retainer, rather than pay-for-performance, to ensure that directors are unbiased when making decisions and carrying out their duties. While the retainer has increased commensurate with the broader scope of their responsibilities, at least half of the retainer is comprised of equity regardless of whether a director has met the equity ownership requirements, which ensures alignment with the Shareholder experience.

The Board approved director compensation for 2019 as follows:

What Stayed the Same	What Changed
• Annual retainers include a cash component and an equity component	• Equity amount of annual retainer fixed at a minimum of 50%

• Equity ownership requirement of 3x annual retainer within 5 years of appointment	• Compensation for the independent Chair matches pay structure for other directors

• Cash component of retainer can be taken in DSUs	• No annual RU grant

• DSUs tied to AltaGas share price and not payable until after a director retires from the Board	• Once equity ownership requirement met, a director can elect to receive their annual retainer in RUs

• Directors reimbursed for out-of-pocket expenses to attend meetings	• Any RUs received will cliff vest after three years

• No meeting attendance fees	• RUs don’t vest immediately on a change of control

• No Options granted to non-employee directors

• All directors are paid in Canadian dollars

Compensation Governance

The Governance Committee, comprised solely of independent directors, is responsible for reviewing and making recommendations to the Board with respect to non-executive director compensation. In completing its review, the Governance Committee considers several factors, including the director compensation programs of its peers and the views of independent compensation consultants. The Governance Committee engaged Hugessen Consulting Inc. (“Hugessen”) to assist with their 2019 review process.

Hugessen’s review of AltaGas’ director compensation program included benchmarking AltaGas’ compensation against the compensation paid by Canadian and U.S. compensation peer groups used for benchmarking AltaGas’ executive pay. Based on these observations, the Governance Committee considered several alternatives and their alignment relative to the median pay of the Canadian/U.S. peer group. See “Compensation Discussion and Analysis — Compensation Benchmarking — Executive Compensation Peer Group” for details on the peer group.

When making its compensation recommendations to the Board for approval, the Governance Committee reviewed these alternatives against the objectives of AltaGas’ compensation philosophy.

Refer to the discussion under the heading “Compensation Discussion and Analysis — Compensation Consultants and Advisors” for additional information related to the engagement of compensation advisors by the Board and its committees.

Compensation Program Elements

AltaGas’ director compensation program includes an annual retainer, comprised of cash and equity.

Cash Retainer

The directors receive an annual cash retainer for their service as directors of AltaGas and for their service on committees and as chairs of committees. No additional meeting attendance fees are paid to directors.

Equity Retainer

In addition to the cash retainer, each of the non-executive directors receives an equivalent value in equity, allowing for better alignment of the financial interests of directors with the long-term success of our company.

The table below outlines the annual compensation for non-executive directors for the year ended December 31, 2019 compared to the program from 2018.

	2019		2018
Role	Cash	Equity	Cash	Equity
Chair	$175,000	$175,000	Nil	20,000 DSUs
All other non-executive directors	$100,000	$100,000	$120,000	2,700 RUs
Audit Committee Chair	$25,000		$20,000
Other Committee Chairs	$15,000		$10,000
Committee Members (per committee)	$6,000		$4,000

With the appointment of Mr. Karkkainen as Chair on April 2, 2019, the compensation framework for the Chair position was aligned with that of the other directors.

Until the equity ownership requirement is met, the equity component will be comprised of DSUs. Directors may also elect to receive the cash component in DSUs. Commencing in 2020, if a director has satisfied the equity ownership requirement, the director may elect to receive all or a portion of the annual retainer in RUs or DSUs.

Directors must hold 3 times their annual retainer in equity within 5 years of appointment. See “Director Equity Ownership Requirements”.

The equity component is paid quarterly. The number of DSUs or RUs that a director is entitled to receive is equal to the quarterly value of the applicable retainer divided by the market price on the grant date, where the market price is the average closing price of the Shares for the five consecutive trading days immediately preceding the grant date.

DSUs are notional shares linked directly to Share price performance that are recorded as cash-based bookkeeping entries. DSUs vest immediately upon grant but can only be redeemed upon the departure of the director from the Board.

Similar to DSUs, RUs are notional shares linked to Share price performance and are recorded entirely as cash-based bookkeeping entries. RUs granted prior to 2019 generally vest as to one-third of the grant per year over a three-year period commencing with the first anniversary of the grant date contingent upon AltaGas paying a dividend during each year of the vesting period. RUs issued to directors as part of their annual retainer in 2020 will vest on the third anniversary of the grant date to be paid out in cash upon vesting. RUs continue to vest following the retirement of a director based on regular vesting schedules.

Dividend equivalents are credited to a director’s account, in the form of additional DSUs or RUs, as applicable, consistent with dividends declared on the Shares. The amount a director receives on redemption of the DSUs or the vesting of the RUs is calculated by multiplying the number of DSUs being redeemed or RUs that have vested (including credited dividend equivalents) by the Share Price.

DSUs are governed by the DSUP and RUs are governed by the Phantom Unit Plan. Further details of the DSUP and Phantom Unit Plan are provided in “Schedule B”.

Other Benefits

Directors are reimbursed for their out-of-pocket expenses incurred in acting as a director (including travel expenses to attend meetings in person), and Canadian directors are entitled to participate in AltaGas’ group benefits plan.

Summary Compensation Table for Non-Executive Directors

The following table reflects the compensation paid to each non-executive director of AltaGas during the year ended December 31, 2019, including directors who retired in 2019. Mr. McCrank retired in May 2019 and Ms. Best retired in August 2019. Ms. Sullivan and Ms. Tower are not included in the table as they were both appointed in 2020 and did not receive compensation in 2019. Mr. Crawford, as CEO, is not compensated for serving as a director. Details of his compensation can be found under the heading “Executive Compensation”.

Name	Total Fees Earned(1) ($)	Share- based Awards(2) ($)	Option- based Awards(3) ($)	Non-Equity Incentive Plan Comp(3) ($)	Pension Value(3) ($)	All other Compensation(4) ($)	Total ($)
Catherine Best	115,908	nil	nil	nil	nil	2,424	118,332
Victoria Calvert	212,000	nil	nil	nil	nil	4,179	216,179
David Cornhill	222,317	nil	nil	nil	nil	58,851	281,168
Allan Edgeworth	218,000	nil	nil	nil	nil	4,106	222,106
Daryl Gilbert	209,000	nil	nil	nil	nil	4,106	213,106
Robert Hodgins	231,000	nil	nil	nil	nil	4,106	235,106
Cynthia Johnston	216,500	nil	nil	nil	nil	2,288	218,788
Pentti Karkkainen	315,500	nil	nil	nil	nil	5,079	320,579
Phillip Knoll	219,500	nil	nil	nil	nil	4,732	224,232
Terry McCallister	206,000	nil	nil	nil	nil	33,173	239,173
M. Neil McCrank	87,500	nil	nil	nil	nil	24,070	111,570
TOTAL(5)	2,253,225	nil	nil	nil	nil	147,114	2,400,339

Notes:

(1)         For details of Total Fees Earned above, refer to the following table under the heading “Director Fees”. Mr. Karkkainen’s compensation was adjusted on April 2, 2019 with his appointment as Chair.

(2)         No RUs were granted to non-executive directors in 2019. DSUs issued as part of the annual retainer are included in Total Fees Earned. With the exception of the set number of 5,000 DSUs granted to Mr. Cornhill in the first quarter of 2019 for his role as Chair, DSUs granted to directors are valued based on the corresponding equity value of the annual retainer.

(3)         No Options have been granted to non-executive directors since 2013.

(4)         Amounts include the value of AltaGas’ group benefits plan, in which all the above directors participate except Mr. McCallister. Mr. Cornhill’s amount includes perquisites such as a parking benefit and vehicle allowance and the value of 1,667 DSUs (using grant date Share price of $17.80) to reconcile for amounts previously owing to him as Chair through to completion of his transition. Mr. McCrank’s amount also includes $20,000 for advisory services he provided to the Board post-retirement under a consulting agreement. Mr. McCallister received $25,000 USD for serving as a director of subsidiary companies, which amount was converted to Canadian dollars using the 2019 average annual Bank of Canada exchange rate of $1.3269.

(5)         AltaGas paid a total of $2,400,339 to the non-executive directors of AltaGas in 2019 compared to $2,126,402 in 2018.

Director Fees

The following table outlines the annual retainer and fees paid to each non-executive director for serving on the Board and its committees during 2019. As part of succession planning, some rotation in committee membership occurred in 2019 and the fees earned as committee members and/or chairs of committees were pro-rated accordingly based on the director’s term of service on each committee. Such fees have been aggregated in the table below.

	Annual Board Retainer ($)		Fees for acting as Lead or Committee Chair (1)	Committee Member Fees (1)	Total Fees in Cash	Total Fees Earned
Name	Cash	DSU Value	($)	($)	($)	($)
Catherine Best(2)	93,908	15,000	nil	7,000	100,908	115,908
Victoria Calvert	100,000	100,000	nil	12,000	112,000	212,000
David Cornhill(2)	78,667	143,650	nil	nil	78,667	222,317
Allan Edgeworth	100,000	100,000	10,000	8,000	118,000	218,000
Daryl Gilbert	100,000	100,000	5,000	4,000	109,000	209,000
Robert Hodgins	100,000	100,000	25,000	6,000	131,000	231,000
Cynthia Johnston	100,000	100,000	10,000	6,500	116,500	216,500
Pentti Karkkainen(2)	156,250	156,250	nil	3,000	159,250	315,500
Phillip Knoll	100,000	100,000	15,000	4,500	119,500	219,500
Terry McCallister	100,000	100,000	nil	6,000	106,000	206,000
M. Neil McCrank(2)	37,500	30,000	15,000	5,000	57,500	87,500

Notes:

(1)         The chairs of the committees at December 31, 2019 were as follows: Audit: Hodgins; Governance: Knoll; HRC: Edgeworth; and EHS: Johnston. For details of committee changes and current committee membership, refer to the disclosure under the heading “Corporate Governance — Board Committees”.

(2)         The fees for Ms. Best and Mr. McCrank were pro-rated based on retirement dates. The fees paid to Mr. Cornhill and Mr. Karkkainen reflect the transition of the roles. Mr. Cornhill’s compensation includes DSUs which he received for his service as Chair. To determine the value in respect of his first quarter DSU grant, the grant date Share price of $13.73 was multiplied by 5,000 DSUs. Upon Mr. Karkkainen being appointed Chair on April 2, 2019, he ceased to be a member of any committee.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table reflects all option-based and share-based incentive plan awards previously granted to non-executive directors that are outstanding at December 31, 2019 (including those DSUs and RUs issued to Mr. Cornhill and Mr. Knoll for their service as interim co-CEOs during 2018). No Options have been granted to non-employee directors since 2013. The Option Plan was amended in 2019 so that non-employee directors are no longer eligible to receive Options under the Option Plan.

	Option-based Awards (1)				Share-based Awards
Name	Shares underlying unexercised Options (#)	Option exercise price(2) ($/Share)	Option expiration date	Value of unexercised in-the- money Options(3) ($)	Number of RUs that have not vested(4) (#)	Market or payout value of RUs that have not vested(4) ($)	Number of DSUs vested but not paid out(5) (#)	Market or payout value of DSUs not paid out(5) ($)
Catherine Best(6)	—	n/a	n/a	n/a	2,950	58,336	nil	nil
Victoria Calvert	—	n/a	n/a	n/a	2,950	58,336	16,495	326,272
David Cornhill(7)	235,000 275,000 100,000 150,000	21.05 29.85 29.32 32.84	16 Dec 2020 25 Nov 2021 07 Jun 2022 06 Dec 2022	—	37,687	745,454	51,288	1,014,469
Allan Edgeworth	20,000 7,500	29.32 36.36	07 Jun 2022 18 Sep 2023	—	2,950	58,336	15,528	307,132
Daryl Gilbert	20,000 7,500	29.32 36.36	07 Jun 2022 18 Sep 2023	—	2,950	58,336	5,232	103,489
Robert Hodgins	20,000 7,500	29.32 36.36	07 Jun 2022 18 Sep 2023	—	2,950	58,336	18,264	361,267
Cynthia Johnston	—	n/a	n/a	n/a	1,900	37,568	6,927	137,016
Pentti Karkkainen	—	n/a	n/a	n/a	1,900	37,568	9,865	195,130
Phillip Knoll(7)	—	n/a	n/a	n/a	16,124	318,915	34,509	682,598
Terry McCallister	—	n/a	n/a	n/a	1,900	37,568	7,774	153,779
M. Neil McCrank(6)	20,000 7,500	29.32 36.36	07 Jun 2022 18 Sep 2023	— —	2,961	58,573	11,510	227,671

Notes:

(1)         Options granted prior to 2013 vested one-quarter per year over four years and expire on the tenth anniversary for grants prior to November 7, 2013, and on the sixth anniversary for grants on or after November 7, 2013. Mr. Cornhill’s Options relate to awards that were granted to him before he retired as CEO in 2016.

(2)         The Option exercise price is set using the closing price of the Shares on the trading day preceding the grant date. For material details of the Option Plan, refer to “Schedule B”.

(3)         The value of unexercised in-the-money Options represents the difference between the closing price of the Shares on December 31, 2019 of $19.78 and the Option exercise price.

(4)         RUs granted prior to 2019 vest one-third per year over three years. The number represents those RUs and accumulated dividends thereon that had not vested by December 31, 2019. No RUs were granted to directors in 2019. The market or payout value of the RUs and DSUs in the table is calculated by multiplying the number of RUs or DSUs by the closing price of the Shares on December 31, 2019 of $19.78.

(5)         Amounts represent DSUs and accumulated dividends. DSUs vest immediately on grant but are not payable until after a director retires from the Board. RUs are not included because they are paid out upon vesting.

(6)         Ms. Best received $429,205 upon redemption of her vested DSUs following her retirement in 2019. Following his retirement, Mr. McCrank redeemed 10,000 DSUs and received $199,600. Mr. McCrank has until December 31, 2020 to redeem his remaining DSUs.

(7)         As part of the compensation package for acting as interim co-CEOs in 2018, Mr. Cornhill and Mr. Knoll received equity grants valued at $150,000 per month, issuable in RUs and/or DSUs. Mr. Cornhill received 35,114 RUs and Mr. Knoll received 14,044 RUs and 21,068 DSUs.

Incentive Plan Awards — Value Vested or Earned During 2019

The following table reflects the aggregate dollar value on vesting of DSUs and RUs for non-executive directors during the year ended December 31, 2019, as well as details of RU vesting. No option-based awards vested during 2019 and the directors did not earn any non-equity incentive plan compensation in 2019.

	Share-based awards – Value vested during 2019		Shares underlying RUs vested during	Shares underlying accumulated		Market Price(5)
	DSUs(1) ($)	RUs(2) ($)	2019(3) (#)	RUs(4) (#)	Vesting Date	on Vesting Date ($)
Catherine Best	15,000	60,189	1,800 900	366 50	01 Nov 2019 17 Dec 2019	19.13 19.74
Victoria Calvert	100,000	60,189	1,800 900	366 50	01 Nov 2019 17 Dec 2019	19.13 19.74
David Cornhill	173,323	—	n/a	n/a	n/a	n/a
Allan Edgeworth	100,000	60,189	1,800 900	366 50	01 Nov 2019 17 Dec 2019	19.13 19.74
Daryl Gilbert	100,000	60,189	1,800 900	366 50	01 Nov 2019 17 Dec 2019	19.13 19.74
Robert Hodgins	100,000	60,189	1,800 900	366 50	01 Nov 2019 17 Dec 2019	19.13 19.74
Cynthia Johnston	100,000	18,753	900	50	17 Dec 2019	19.74
Pentti Karkkainen	156,250	18,753	900	50	17 Dec 2019	19.74
Phillip Knoll	100,000	41,436	1,800	366	01 Nov 2019	19.13
Terry McCallister	100,000	18,753	900	50	17 Dec 2019	19.74
M. Neil McCrank	30,000	60,189	1,800 900	366 50	01 Nov 2019 17 Dec 2019	19.13 19.74

Notes:

(1)         DSUs vest immediately upon grant. The value upon vesting of DSUs for all non-executive directors is equivalent to the value of the equity retainer received by them in 2019, with the exception of the 5,000 DSUs granted to Mr. Cornhill in his role as Chair for the first quarter of 2019 and 1,667 DSUs to reconcile for amounts previously owing to him as Chair through to completion of his transition, which are valued at grant date at $13.73 and $17.80, respectively.

(2)         RUs include dividend equivalents credited to a director’s account in the form of additional RUs consistent with dividends declared on the Shares. The vested value of RUs is calculated by multiplying the number of RUs vested by the Share Price ($19.13 for those vesting November 1, 2019 and $19.74 for those vesting December 14, 2019).

(3)         Includes RUs granted in: 2016, with third tranche vested in 2019; 2017, with the second tranche vested in 2019; and 2018, with the first tranche vested in 2019. Mr. Cornhill and Mr. Knoll did not receive a director RU grant in 2018 as they were receiving compensation as interim co-CEOs. RUs granted to Mr. Cornhill and Mr. Knoll in connection with their service as interim co-CEOs in 2018 do not begin vesting until 2020.

(4)         Represents dividend accumulations.

(5)         Represents the Share Price on the vesting date.

Director Equity Ownership Requirement

In recognition of the importance of alignment of financial interests of directors with those of Shareholders, AltaGas requires non-executive directors to achieve an equity ownership level (including Shares, RUs and DSUs) of three times the value of the annual Board retainer (cash and equity) within a five-year period of appointment. The requirement is $600,000 for all non-executive directors other than Mr. Karkkainen, whose requirement takes into consideration the compensation he received as Chair for a partial year. As CEO, Mr. Crawford is subject to executive officer ownership requirements, as described under “Executive Compensation - Executive Equity Ownership Requirement”.

Ms. Calvert, having been appointed in 2015, has until November 1, 2020, and Ms. Johnston and Mr. Karkkainen, both having been appointed in 2018, have until July 25, 2023 to meet the requirement. Ms. Sullivan and Ms. Tower, having been appointed on January 9, 2020 have until January 9, 2025 to meet the requirement.

Compliance with the equity ownership requirement is monitored by the Governance Committee. The table below shows the equity holdings of the directors who were serving at December 31, 2019. The market value of the equity holdings was calculated using the closing price of the Shares on December 31, 2019 of $19.78. While the calculation is based primarily on market value, the adjusted cost basis to directors is also considered. The change in market value relates to the difference in the value of equity holdings at December 31, 2019 as compared to the value disclosed in last year’s management information circular at December 31, 2018 (using closing price on that date of $13.90) and includes any securities issued or otherwise acquired in 2019.

	Number and Market Value of Securities			Aggregate Market Value of Equity	Change in Market Value	Minimum Equity Ownership	Ownership as a Multiple of Annual
Name	Shares	RUs	DSUs	Holdings	from 2018	Required	Retainer
Victoria Calvert	7,620	2,950	16,495	$535,346	$308,067	$600,000	2.7
	$150,724	$58,351	$326,271
David Cornhill	1,585,294	37,687	51,288	$33,117,041	$10,152,729	$600,000	165.6
	$31,357,115	$745,449	$1,014,477
Allan Edgeworth	40,218	2,950	15,528	$1,161,007	$388,779	$600,000	5.8
	$795,512	$58,351	$307,144
Daryl Gilbert	40,900	2,950	5,232	$970,842	$322,324	$600,000	4.9
	$809,002	$58,351	$103,489
Robert Hodgins	16,950	2,950	18,264	$754,884	$268,704	$600,000	3.8
	$335,271	$58,351	$361,262
Cynthia Johnston	3,000	1,900	6,927	$233,938	$133,483	$600,000	1.2
	$59,340	$37,582	$137,016
Pentti Karkkainen	10,000	1,900	9,865	$430,512	$274,457	$937,500	1.4
	$197,800	$37,582	$195,130
Phillip Knoll	17,070	16,124	34,509	$1,339,165	$478,922	$600,000	6.7
	$337,645	$318,933	$682,588
Terry McCallister	44,000	1,900	7,774	$1,061,672	$380,711	$600,000	5.3
	$870,320	$37,582	$153,770

CORPORATE GOVERNANCE

Philosophy and Approach

We are committed to strong and sustainable growth and believe that good corporate governance improves performance and benefits all stakeholders. The Board, in its pursuit of excellence in this area, recognizes that governance practices continue to evolve over time with the scope of AltaGas’ business and operations and emerging best practices. As part of its mandate, the Governance Committee monitors governance developments and trends and continually assesses our governance practices against these in order to continue to meet the Board’s objectives.

Our core values are the foundation on which our governance practices are built. Fundamental to our governance framework is our Code of Business Ethics (“COBE”) and the key policies supporting the COBE. Our governance framework also includes Board and committee mandates, position descriptions and delegations of authority, all of which are used to further define the expectations, responsibilities and accountabilities of the Board, management and employees of AltaGas. Our key governance practices and policies are described more fully in this section. In addition, key governance documents are available on AltaGas’ website at www.altagas.ca/about/governance.

In addition to being aligned with recent governance developments and trends, the Board believes that AltaGas’ governance policies and practices are compliant with applicable legislation and policies, including the Canada Business Corporations Act, National Instrument 52-110 — Audit Committees (“NI 52-110”), National Policy 58-201 - Corporate Governance Guidelines, National Instrument 58-101 — Disclosure of Corporate Governance Practices, National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings and applicable corporate governance rules of the U.S. Securities and Exchange Commission.

Governance Highlights

Key highlights and initiatives in 2019/2020 included the following:

•                  Board and Leadership Evolution

•                  Appointed an independent director as Chair of the Board

•                  First full year under the leadership of our new President and CEO

•                  Appointed new CFO and new President, Utilities

•                  Appointed two new directors, adding complementary financial expertise and U.S. utility and regulatory experience

•                  Met aspirational gender diversity target of 30% female representation on the Board

•                  Refreshed committee composition, with at least one new member joining each standing committee

•                  Launched our inaugural ESG Report

•                  Continued our Board-led Shareholder Engagement Program and adopted a Board Shareholder Engagement Policy

•                  Aligned incentive programs across our organization and amended LTI Plans to include double-trigger requirements for vesting on a change of control for Options, RUs and PUs

Governance at a Glance

The following is an overview of AltaGas’ key corporate governance practices:

What We Do	What We Don’t Do
• Live our Core Values	• Combine Chair and CEO role
• Comply with our COBE and key supporting policies, including Conflict of Interest Policy	• Allow non-independent directors to sit on the Audit, HRC or Governance Committee
• Conduct Shareholder outreach	• Vote for directors by slate
• Ensure at least 2/3 of the directors are independent and encourage diversity with a policy on gender and other diversity	• Grant Options to non-employee directors
• Hold in camera meetings of independent directors at every Board meeting	• Allow for hedging of Shares
• Hold an annual advisory vote on executive compensation	• Dual-class share structure
• Engage independent advisors to review compensation	• Have inter-locking director relationships
• Maintain Majority Voting Policy and Advance Notice Bylaw
• Impose equity ownership requirements for directors and officers
• Annually review director performance and competencies using a skills matrix
• Annually review Board policies on tenure and diversity, and consider aspirational targets
• Promote director education and new director orientation
• Annually review key governance documents, including governance guidelines, mandates, position descriptions and corporate policies

Core Values

As part of our business integration activities in 2019, our core values were renewed enterprise-wide to raise awareness of our core values and ensure our values continue to be reflective of who we are as an organization. Our core values drive who we are and how we operate and are categorized into the following themes:

•                  Work Safely, Think Responsibly

•                  Act with Integrity

•                  Make Informed Decisions

•                  Achieve Results

•                  Invest in our People and Foster Diversity

AltaGas’ core values reinforce our commitment to integrating strong environmental, health and safety, social and governance performance into every aspect of our business.

Our core values embody how we define success at every level of our organization and promote the highest level of personal conduct and ethical standards. They are at the heart of how we do business, what we stand for as a company, and lay the foundation to execute our strategy and priorities. Our leadership team is expected to exemplify attributes and competencies consistent with these core values.

Code of Business Ethics

In 2019, we renewed our COBE to align with our core values and apply consistently enterprise-wide. The COBE applies to all directors, officers and employees as well as contractors, consultants and other representatives that do business with the organization.

The COBE guides effective decision-making. Complaints under the COBE or other policies can be anonymously reported to a third-party at: 1-866-384-4277 or http://altagas.ethicspoint.com.

The COBE is designed to ensure that our business activities and operations are conducted in a safe, respectful and ethical manner. The COBE encourages the reporting of any concerns or potential violations and lays the framework for handling complaints received. There are several mechanisms in place that allow for confidential reporting through a third-party hotline and web portal.

The fundamental principles underlying the COBE include:

•                  Comply with laws and regulations

•                  Act with integrity and operate responsibly

•                  Avoid conflicts of interest

•                  Maintain fiscal integrity

•                  Focus on safety, sustainability and environment

•                  Treat all individuals with dignity and respect

•                  Respect confidentiality and treat confidential information appropriately

•                  Report illegal or unethical behavior

The policies underlying our COBE provide further guidance on acceptable behaviour and expected conduct. The key policies supporting the COBE include:

Anti-Bribery and Anti-Corruption	Conflicts of Interest	Disclosure

Drug and Alcohol	Environment, Health & Safety	Information Security

Privacy	Respectful Workplace	Securities Trading and Reporting

Social Media and Acceptable Use	Whistleblower

Directors, officers and employees of AltaGas, and its contractors, consultants and other representatives, are required to certify that they have read, understand and will comply with the COBE and its key policies when joining AltaGas and on an annual basis. The Board monitors compliance with the COBE and its underlying policies and related procedures and oversees training initiatives implemented to support compliance.

A copy of the COBE is publicly available through the SEDAR website at www.sedar.com or on AltaGas’ website at www.altagas.ca.

Board of Director Responsibilities

The Board is responsible for the stewardship of AltaGas and for overseeing the management of AltaGas’ business and affairs. In fulfilling its responsibility, the Board recognizes that it has the statutory authority and obligation to act honestly and in good faith with a view to the best interests of the company while considering the interests of Shareholders and other stakeholders. The Board believes that the key tenets of successfully managing the business and affairs of AltaGas include:

•                  Developing and supporting sound governance practices

•                  Overseeing strategy and strategy execution

•                  Ensuring the right leaders are in place

•                  Overseeing risk management

•                  Ensuring integrity of financial statements and financial reporting

•                  Overseeing ESG matters

Developing the Governance Framework

The Board discharges its responsibilities directly and through its committees.

To assist the directors in fulfilling their obligations, the Board has adopted:

•                  Governance Guidelines

•                  Board and Committee Mandates

•                  Position Descriptions for the Chair and CEO

With the recent Board transition, committee rotation and leadership changes, the Governance Guidelines, Mandates and the Position Descriptions were renewed in 2019.

Collectively, these key governance documents clearly define the scope and responsibilities of the Board, its committees, the committee chairs, individual directors, the Chair and CEO.

The governance guidelines were first adopted in 2018 and outline, among other things, expectations for directors and the Board’s policies on tenure, retirement and equity ownership.

The Board mandate defines the role and the responsibilities of the Board in regard to its stewardship of the company. A more detailed description of the Board’s responsibilities can be found in the Board mandate, the full text of which is set out in “Schedule A”. The committee mandates set out the role and responsibilities of each committee and the chair of each committee. See “Board Committees” below for additional information on committee mandates.

The position descriptions for the Chair and CEO assist with clearly delineating the scope of each role and the Board’s expectation of each role. As set forth in the position description for the Chair, the Chair’s primary role is to provide leadership to the Board to facilitate the operation and deliberations of the Board, to be the primary liaison between the Board and management and to ensure that the Board fulfills its responsibilities under the Board mandate. The Chair is accountable to the Board. The CEO’s primary role is to provide leadership to AltaGas. The CEO develops, recommends and executes strategic plans, oversees the day-to-day operations of the company, develops the budget and supports succession plans for the leadership team. The CEO’s role and responsibilities are further specified, refined and delineated by the Board through approval of the annual budget, corporate goals and objectives for which the CEO is responsible, and more specific delegations of authority as required.

These key governance documents are reviewed and approved annually by the Governance Committee and the Board to ensure continual evolution and alignment with changing best practices. The mandates for the Board and each committee, along with the governance guidelines and position descriptions, can be found on AltaGas’ website at www.altagas.ca.

Strategic Planning

Oversight of AltaGas’ strategy is one of the Board’s key responsibilities. Management is responsible for strategy development and execution and each year the Board dedicates at least one full-day session to discuss the five-year strategic plan from which annual and long-term goals and objectives are set. The strategic planning process includes consideration of our broader ESG goals, and the stakeholder engagement, community investment, employee development and environmental stewardship required to achieve the plan, while also assessing the key risks and challenges, both internal and external to the enterprise, to achieving the strategic plan. At every Board meeting, time is dedicated to evaluating and measuring progress made toward strategy execution and evaluating key near-term and long-term risks to meeting AltaGas’ strategic objectives. The strategic plan guides management’s evaluation of potential opportunities (both for organic growth and acquisitions and divestitures), and shapes its decision-making relating to, among other things, budgeting, talent development, succession planning and goal and objective setting towards building sustainable value for all our stakeholders. External advisors are engaged to provide views on market trends and other relevant topics pursuant to which strategy and risks can be further tested and challenged.

AltaGas continually assesses the macro and micro-economic trends impacting its businesses and seeks opportunities to generate long-term value for Shareholders. The opportunities AltaGas pursues must meet strategic, operating and financial criteria to ensure alignment with the long-term strategy and ongoing organic growth potential, favorable risk profiles and strong risk-adjusted returns. The Board reviews AltaGas’ financial objectives, plans and actions, and annually approves its consolidated budget and reviews and approves all material transactions.

Succession Planning

The Board considers succession planning for the Board, its committees, the CEO and other executive officer positions one of its most critical functions. The Governance Committee takes the lead on succession planning for the Board with the HRC Committee taking the lead on succession planning for the CEO and other executive officers.

Board Succession Planning

Board succession is an ongoing process that aims to ensure that the Board continues to be representative of the expertise and experience required to match the evolving needs of the company, including strategically and from a risk oversight perspective. The Governance Committee’s approach to succession planning is to plan for the orderly transition of roles over time, deliberately allowing for overlap to balance fresh perspectives with the insight of continuity and historical institutional knowledge. The Governance Committee’s succession planning process includes planning for interim situations and adapts for the evolving needs of AltaGas’ business and changes in circumstances for the directors. The plan for committee rotation takes into account interests expressed by the directors and aims to broaden director experiences. The succession planning process is informed by the director performance assessments that are completed annually.

Over the last several years, the Board’s transition efforts have been evident. Following the WGL Acquisition in 2018, Pentti Karkkainen, Cynthia Johnston and Terry McCallister joined the Board, each bringing complementary competencies and experiences to the Board, including in the areas of capital markets and utility operations.

After celebrating AltaGas’ 25th anniversary in 2019, David Cornhill, AltaGas’ Founder, stepped down as Chair, transitioning the role to an independent director, Pentti Karkkainen, while remaining a member of the Board.

As part of the transition, changes were made to committee composition in 2019 to offer fresh perspectives and provide directors with opportunities to leverage their expertise and broaden their experience.

In January 2020, Linda Sullivan and Nancy Tower, both of whom share strong financial backgrounds and senior executive officer experience, joined the Board. Together, they bring over 50 years of utilities experience to the Board.

These changes support the Board’s effectiveness, improve diversity and complement the Board’s existing profile to match the evolving needs of AltaGas.

Board Succession Strategy:

•      Orderly transition

•      Plan for retirements

•      Balance fresh perspectives with continuity and institutional memory

•      Add complementary skills and competencies

•      Establish interim succession readiness plans annually for Chair

•      Rotate committee composition to broaden experience

•      Informed by annual director assessments

Succession planning will continue to be an area of focus for the Board as it continues to meet its succession planning objectives. The Governance Committee recognizes the importance of establishing readiness plans to prepare for future retirements and the changing circumstances of the directors.

For details of the recruitment process for AltaGas’ newest directors, refer to “Director Selection and Nomination” and for further details on the committee rotation, see “Board Committees”.

The following graphs highlight the Board’s transformation, showing changes in gender diversity, tenure and U.S. experience of the director nominees from the date of the 2018 management information circular to the date of this Circular.

Gender Diversity Mix of Director Nominees

The Board has met its aspirational target of 30% female representation on the Board before its target date of 2022.

Length of Tenure of Director Nominees

Recent recruitment efforts, along with committee rotation, has brought fresh perspectives to deliberations.

U.S. Experience of Director Nominees

With approximately 75% of its revenue, assets and employees now U.S. based, the Board considers U.S. experience invaluable to AltaGas’ strategy.

Management Succession Planning

AltaGas is committed to developing leaders at all levels that represent its core values, leadership competencies and the diversity of the communities in which it operates.

With respect to executive leadership and succession planning, the Board is responsible for:

•                  Appointing the CEO and other officers

•                  Evaluating the CEO’s performance and setting goals, objectives and incentives for the CEO

•                  Monitoring senior management’s performance, goals and objectives

•                  Succession planning for the CEO and overseeing the succession plans for the other executive officers

•                  Reviewing the succession strategy for all other senior management positions

•                  Overseeing talent development and renewal to ensure AltaGas’ management programs address leadership transition

Ensuring the right leaders are in place is one of the Board’s key responsibilities and an area where the Board, together with the HRC Committee, is actively focused. The HRC Committee reviews the organizational reporting structure, the critical roles required to meet objectives and the succession plans for critical roles, and reports such matters to the Board at least annually and more frequently depending on the needs of AltaGas at any given time. As part of this process, the HRC Committee considers internal talent pools in developing a readiness list of individuals who could step into critical functional areas both in the near- and longer- term. Those individuals identified as ready are incorporated into the HRC Committee near-term succession plans. Those individuals identified for longer-term readiness are given opportunities for further development and training. As part of the succession planning process, the HRC Committee also engages external consultants, along with information obtained through review of external candidates, to assist with ranking internal candidates against those that may be available externally. The process is designed to develop both near-term and long-term executable plans that focus on executive recruitment, development and succession to ensure leadership sustainability and continuity.

Several significant changes to our leadership team have occurred since 2018. At the end of 2018, AltaGas appointed a new President and CEO, Randall Crawford, whose unique set of experience in both the Utilities and Midstream businesses enabled AltaGas, under his first full year of leadership, to achieve both its operational and financial priorities for 2019.

Other leadership changes were made in 2019 to support AltaGas’ operational and financial priorities, as well as to support its strategic priority of continuing the integration of WGL to further optimize operations. In June of 2019, AltaGas welcomed a new Executive Vice President and CFO, James Harbilas, who has a deep background in both energy and utilities, and experience in building, integrating and transforming functions and teams. In December of 2019, AltaGas welcomed Blue Jenkins as Executive Vice President and President, Utilities and President, Washington Gas to succeed Adrian Chapman on retirement. Mr. Jenkins has a comprehensive understanding of the energy value chain across both the Utilities and Midstream businesses and commercial expertise, as well as the strategic leadership skills to implement additional organizational alignments.

In searching for these positions, core competencies and leadership attributes for each role were developed and used to measure both internal and external candidates. Third-party recruitment firms were engaged to conduct broad searches for candidates across North America from which shortlists were developed for interviews and from which ultimately Mr. Harbilas and Mr. Jenkins were selected. During 2019, several additional talent reviews were conducted at various other levels, including at the vice president level, to search for opportunities for additional organizational alignments, ways to optimize operations and leverage the leadership capabilities necessary to support such objectives. As a result, several positions were filled through individuals transitioning into new roles, supplemented by external hires as necessary (including in AltaGas’ operating subsidiaries). These opportunities provide individuals with further developmental opportunities and cross-training.

The HRC Committee recognizes that succession planning is an ongoing process for all critical positions and an area of continual evolution to ensure leadership transition continues in a manner that aligns with the long-term vision and strategy of AltaGas. The CEO plays an integral part in the succession planning process for executive officer positions as well as other key leadership positions at the corporate and subsidiary operating levels.

Risk Management

Effectively identifying and evaluating risks, both internal and external to our organization, and their potential impact to our business and our stakeholders, and developing processes and practices to mitigate such risks, is a central area of focus at AltaGas. AltaGas’ governance framework is designed to effectively manage this process across the enterprise.

With a large portion of AltaGas’ business being comprised of regulated utilities, and given the regulated nature of the utility industry, the governance policies and compliance reporting of AltaGas’ operating utility subsidiaries are subject to significant regulatory scrutiny within each of their respective jurisdictions.

Ultimately, the Board is responsible for enterprise risk oversight and ensures appropriate systems are in place. All levels of the organization are engaged with the Enterprise Risk Management (“ERM”) program which serves as the primary vehicle for aggregated risk management. As part of the ERM, leaders across the enterprise and within each business segment work together to identify the material risks and develop appropriate mitigation strategies. These risks are validated and ranked by senior leadership and reviewed with the Board and its committees. AltaGas’ key risks are identified in its Annual Information Form, which can be found on its website at www.altagas.ca.

Each of AltaGas’ committees oversee material risks within their functional areas and report to the Board on these matters.

Committee	Risk Oversight Responsibility	Specific Risk Oversight
Audit	• ERM, risk identification and mitigation • Cybersecurity risk • Financial reporting risk • Pension and benefit risk to funding levels • Insurance programs

• ERM processes, including risk ranking and mitigation strategies

• Financial risk exposures, including commodity risk and credit risk of counterparties

• Material litigation, claims and contingencies

• Related party transactions

• Cyber risk and data security

• Financial reporting, including internal controls and disclosure controls over financial reporting

EHS	• Environment, health and safety related risk and compliance • Infrastructure integrity risk • Critical incident response plans • Emergency preparedness • Climate change risk

• Compliance with regulatory requirements

• Safety performance monitoring

• Improvement plans including training initiatives

• Environmental spills, releases and emissions monitoring

• Environment, health and safety audits

Governance	• Corporate governance • Director independence • Board succession planning • COBE compliance • Stakeholder relations • Corporate social responsibility and sustainability • Community investment

• Compliance with corporate governance practices and legal and regulatory requirements

• Director compensation and equity ownership requirements for directors

• Indemnification practices and D&O insurance

• Annual review and approval of COBE and key policies

• Review annual COBE certification process

• Oversee stakeholder relations, including shareholder engagement and engagement with Indigenous peoples

HRC	• Compensation risk • Management succession planning • Human Resources/ talent development • Unions and labour relations • Pension and benefit plan design

• Compensation philosophy and practices

• Succession planning for officers

• CEO and executive compensation, including compensation mix

• Equity ownership requirements for officers

• Employee engagement and training initiatives

The most significant risks facing our company vary from time to time depending on various external and internal factors. As a result, the Board recognizes the need for continual review and evaluation of management’s risk analysis so that AltaGas remains agile and responsive to changing risk profiles.

Often offsite visits and Board education initiatives are designed around risk oversight and management. For example, the EHS Committee participated in a safety stand down on location at RIPET in 2019 in connection with the transition of the site from construction to operations. Recognizing that such transition period is a window of heightened exposure to safety-related risks, the timing of this site visit reinforced the importance of safety and AltaGas’ safety culture.

ESG Oversight

Each of the Board’s four standing committees support the Board in providing oversight over ESG matters and monitoring, with each committee taking responsibility for those aspects of ESG within its mandate.

AltaGas believes it can help meet the growing global demands for clean energy, while continuing to deliver sustainable benefits to its stakeholders by maintaining its commitment to ESG through:

•                  Operating its business with the highest regard for the safety of employees, contractors and stakeholders

•                  Protecting and minimizing its impact on the environment

•                  Building long-term, mutually beneficial relationships with Indigenous peoples, partners and communities

•                  Working closely with governments and regulatory agencies to develop long-term sustainable projects

•                  Investing in communities through employment and training opportunities

Board Committees

To assist the Board in fulfilling its duties and responsibilities, the Board delegates certain duties and responsibilities to its committees to ensure sufficient time is allocated for review and oversight of specific matters. The Board currently has four standing committees:

Each committee has adopted a written mandate setting out the duties and responsibilities of the committee and its Chair. Mandates are reviewed annually by each respective committee, the Governance Committee and the Board to ensure mandates remain current and reflective of the work being performed by the committee, the evolving needs of the company, as well as external changes in laws, policies and best practices. In addition, each committee uses an annual work plan which it develops with management to guide the key areas of focus for the year. The committees have the authority to engage external advisors when appropriate. Mandates for each of AltaGas’ standing committees are posted on AltaGas’ website at www.altagas.ca.

Annually, the Governance Committee considers each committee mandate, the function of each committee, the evolving needs of AltaGas and time commitments of directors in determining whether additional standing committees are needed to support the Board. The Board establishes ad hoc committees from time to time for specific matters as may be required.

Committee Composition at a Glance

In conjunction with its succession planning, the Governance Committee reviews committee composition and plans for transition of roles over time. When making its recommendations, the Governance Committee also considers areas of particular interest expressed by directors to leverage their expertise or broaden their experience. As part of the Board transition in 2019, the Board refreshed its committee composition by rotating committee membership and, in some cases, leadership.

The following table sets out the members of each committee as of the Record Date, as well as determinations relating to their independence. See “Meeting Attendance” for details of meetings held in 2019.

Director / Nominee	Independent	Audit Committee	EHS Committee	Governance Committee	HRC Committee
Victoria Calvert	✓			✓	✓
David Cornhill	✓
Randall Crawford	Non-Independent, CEO
Allan Edgeworth	✓	✓			Chair
Daryl Gilbert	✓				✓
Robert Hodgins	✓	Chair		✓
Cynthia Johnston	✓	✓	Chair
Pentti Karkkainen	✓
Phillip Knoll	✓		✓	Chair
Terry McCallister	Non-Independent, former CEO of major subsidiary, WGL		✓
Linda Sullivan	✓	✓			✓
Nancy Tower	✓	✓			✓

To be considered independent, a director cannot have a material relationship with AltaGas. Mr. Crawford, as AltaGas’ current president and CEO, and Mr. McCallister, as WGL and Washington Gas’ (now material subsidiaries of AltaGas) former CEO, are both deemed to be in a material relationship with AltaGas under NI 52-110. Mr. McCallister will be deemed to be in a material relationship until he has satisfied a three-year cooling off period following his retirement from his former CEO position (July 2021) and cannot be considered independent prior to that time under NI 52-110. Having completed his three-year cooling off period following his retirement as CEO of AltaGas on April 16, 2016, Mr. Cornhill is no longer deemed to be in a material relationship with AltaGas. The Board has determined that, in their view, Mr. Cornhill has no direct or indirect material relationship with AltaGas and is therefore independent pursuant to NI 52-110. The Board has determined that all other directors are independent.

Committee Reports

The following reports from each committee contain details on committee membership, number of meetings, key responsibilities and key highlights from 2019.

Audit Committee

Members & Meetings

Robert Hodgins (Chair), Allan Edgeworth, Cynthia Johnston, Linda Sullivan and Nancy Tower

All members of the Audit Committee are independent, financially literate and have accounting or related financial expertise based on criteria in accordance with NI 52-110. All members qualify as “audit committee financial experts” as defined by the applicable rules of the United States Securities and Exchange Commission. Independence and financial literacy are considered annually.

The Audit Committee met five times in 2019.

Membership changes since January 1, 2019

Mr. Karkkainen stepped down from the Audit Committee in connection with his transition to Chair of the Board. Ms. Johnston joined the committee on Ms. Best’s retirement and Ms. Sullivan and Ms. Tower joined the committee upon their appointment to the Board on January 9, 2020.

Mandate

Oversight and reporting to the Board on financial and other risk matters, including:

•     risk management framework (see “Board of Directors — Risk Management”)

•      financial reporting, disclosure controls and procedures

•     internal controls over financial reporting

•     whistleblower and other complaints related to financial matters, including in relation to COBE compliance, disclosure controls, internal controls, accounting and audit related matters

•     external and internal auditors’ qualifications, independence and performance

•     insurance programs

•     material litigation, claims and contingencies

•     pension and benefit plan funding related matters

2019 Highlights

•     evaluated auditor independence and performance and recommended appointment of auditor

•     recommended for approval annual and quarterly financial statements and MD&A, and related financial note disclosure taking into consideration the significant amount of non-core asset sales completed in 2019 and the financial impact in connection therewith

•     continued focus on Enterprise Risk Management (including cybersecurity maturity levels for integration of enterprise-wide systems)

•     participated in cybersecurity training session involving a cyber attack simulation exercise

•      reviewed reports from external and internal auditors on internal controls over financial reporting

•     continued focus on material litigation, claims and contingencies

•      focused on commodity risk policies and procedures and applicable delegations of authority, taking into consideration the impact of commercial operations of RIPET and integration of WGL midstream operations

•      reviewed auditor’s reports and pre-approved all audit and non-audit services and fees (see “Matters to be Considered at the Meeting — Appointment of Auditors”)

For more information relating to the background of the Audit Committee members, see “Director Nominees” as well as AltaGas’ Annual Information Form for the year ended December 31, 2019 under the heading “General — Audit Committee”, which is available under AltaGas’ profile on SEDAR at www.sedar.com. The Audit Committee’s Mandate is posted on AltaGas’ website at www.altagas.ca.

Environment, Health and Safety Committee

Members & Meetings

Cynthia Johnston (Chair), Phillip Knoll and Terry McCallister

The majority of the EHS Committee members are independent in accordance with NI 52-110.

The EHS Committee met five times in 2019, including a joint meeting with the Governance Committee in connection with the review of the inaugural ESG Report. The committee also completed two offsite visits, one at RIPET and the other in Washington, D.C.

Membership changes since January 1, 2019

In connection with Mr. Knoll’s transition to chair of the Governance Committee, Ms. Johnston transitioned into the role of chair of the EHS Committee. After spending a number of years on the committee, Ms. Calvert rotated to the HRC Committee as part of the Board transition in 2019.

Mandate

Oversight and reporting to the Board on environment, health and safety matters, including:

•      environment, health and safety risks (see “Board of Directors — Risk Management”)

•      monitoring AltaGas’ approach to environmental health and safety matters, including environmental, health and safety policies and procedures

•      enterprise-wide safety performance and environmental matters, including monitoring spills, releases and emissions

•      incidents respecting AltaGas’ assets and operations involving personnel or public safety

•      outcomes of environmental, health and safety audits

•      state of readiness to respond to critical incidents and emergency response preparedness

•      processes for compliance with laws, regulations, industry standards and best practices

2019 Highlights

•     RIPET offsite visit to participate in a safety stand-down in connection with the transition of the site from construction to operations prior to gearing up for commercial operations

•     WGL East Station and Line Replacement Site offsite visit in Washington, D.C. of a manufactured gas plant site and viewing a live demonstration of a pipe replacement

•      reviewed and provided feedback on the inaugural ESG report

•      participated in SafeStart training

•      reviewed quarterly reports on safety and environmental performance and trend data

•      continued focus on adoption of a uniform safety culture among all operating sites

•      met with various front-line employees

Governance Committee

Members & Meetings

Phillip Knoll (Chair), Victoria Calvert and Robert Hodgins

All members of the Governance Committee are independent in accordance with NI 52-110.

The Governance Committee met 12 times. Additional meetings held were primarily in relation to Board transition, committee rotation, director recruitment and review of the inaugural ESG report.

Membership changes since January 1, 2019	As part of Mr. Karkkainen’s transition to Chair of the Board, he stepped down from the Governance Committee. Mr. Knoll was appointed as chair of the Governance Committee upon Mr. McCrank’s retirement.

Mandate

Oversight and reporting to the Board on corporate governance and corporate social responsibility matters, including:

•      corporate governance and corporate social responsibility risks (see “Board of Directors — Risk Management”)

•      corporate governance framework, including COBE compliance

•      succession planning for Board and its committees

•      director compensation and director equity ownership requirements

•      stakeholder relations, including relations with Indigenous peoples

•      Board Shareholder engagement

2019 Highlights

•      focused on Board transition, succession planning and committee composition

•      recruited two new directors and reviewed onboarding practices

•      recommended changes to director compensation program

•      reviewed and provided feedback on the inaugural ESG report

•      continued focus on Board Shareholder engagement

•      renewed key governance documents

Human Resources and Compensation Committee

Members & Meetings

Allan Edgeworth (Chair), Victoria Calvert, Daryl Gilbert, Linda Sullivan and Nancy Tower

All members of the HRC Committee are independent in accordance with NI 52-110.

Through their past experience in senior leadership roles, and their service on other human resources and compensation committees, each has obtained direct experience relevant to executive compensation and the skills and experience that enable the HRC Committee to develop and make recommendations on the suitability of AltaGas’ compensation policies and practices. Refer to their biographies under “Director Nominees” for further details. No member of the HRC Committee is an executive officer of AltaGas or former officer or employee of AltaGas or any of its subsidiaries, or had or has any relationship that requires disclosure under the headings “Other Information - Indebtedness of Directors and Executive Officers” or “Other Information - Interest of Informed Persons in Material Transactions” in this Circular.

The HRC Committee met six times in 2019.

Membership changes since January 1, 2019

As part of Board transition, Mr. Edgeworth assumed the role of chair from Mr. Gilbert and Ms. Calvert joined the committee. Ms. Sullivan and Ms. Tower joined the HRC Committee upon their appointment to the Board on January 9, 2020. Mr. Gilbert will retire from the Board and this committee following the Meeting.

Mandate

Oversight and reporting to the Board on compensation and other matters, including:

•     compensation and human resources risk (see “Board of Directors — Risk Management”)

•     evaluation of performance and goal and objective setting for the CEO

•     performance of other executive officers

•     compensation and incentives for executive officers

•     officer equity ownership requirements

•     succession planning for executive officers and senior leadership

•     pension and benefit program design

2019 Highlights

•     focused on leadership evolution and succession, ensuring the right leaders are in the right roles

•     revised STI framework in 2019 to better align individual performance and rewards with corporate and divisional results

•     aligned LTI Plans enterprise-wide, including double-trigger vesting and, in certain circumstances an assessment of performance on a change of control

•     aligned WG compensation framework with AltaGas’, with STI Plan alignment to occur in 2020

•     focused on employee engagement

•     utilized compensation consultant as required

See “Compensation Discussion and Analysis” for further details on the HRC Committee, AltaGas’ executive compensation philosophy and “2019 Compensation Overview” for details of compensation programs.

Board and Committee Meetings

The members of the Board and its committees are dedicated to committing the time it takes to ensure the Board fulfills its mandate, including when situations arise where more stewardship and oversight is needed. A typical yearly Board meeting schedule for AltaGas would include six meetings, with one meeting each quarter primarily to review financial results and disclosure, business updates, including progression towards strategic objectives, and committee reports. In addition, one full day session per year is dedicated to strategic planning and one is dedicated to reviewing and approving the annual budget and capital program.

Meeting Attendance

AltaGas’ directors have always displayed their dedication and commitment through their high level of participation and attendance. Directors may participate in meetings in person or by teleconference and are permitted to, and regularly participate, as observers in committee meetings for which they are not a member.

Meeting attendance for the members of the Board and its committees in 2019 is set out in the table below. With the various changes to committee composition during 2019 as a result of Board transition, including director retirements, attendance has only been recorded in the table for those meetings during the period a director served as a member of such committee and does not include attendance as an observer. Mr. Karkkainen stepped down from his role on committees upon his appointment as Chair, but continued to attend all committee meetings as an observer.

	Board Meeting Attendance		Committee Meeting Attendance(1)
Director / Nominee	Regular	Special	Audit	EHS	Governance	HRC
Catherine Best	3/3	3/3	4/4			3/3
Victoria Calvert	6/6	3/3		2/2	12/12	4/4
David Cornhill	6/6	3/3
Randall Crawford	6/6	3/3
Allan Edgeworth	5/6	3/3	5/5			6/6
Daryl Gilbert	6/6	3/3				6/6
Robert Hodgins	6/6	3/3	5/5		11/11
Cynthia Johnston	6/6	3/3	1/1	5/5		2/2
Pentti Karkkainen	6/6	2/3	2/2		2/2
Phillip Knoll	6/6	3/3		5/5	6/6
Terry McCallister	6/6	3/3		5/5
M. Neil McCrank	2/2	2/2			4/4

Note:

(1)         Each committee met at least four times in 2019 and more frequently as required. The EHS Committee and Governance Committee held one joint special meeting and the Governance Committee held one special meeting which included only a subset of the Governance Committee.

Board Composition Considerations

The Board believes that evolution of the Board profile is an essential part of the Board’s progression that must be pursued in an orderly fashion in balance with the benefit of maintaining continuity and institutional memory. The Board annually considers its effectiveness and its strategies for ensuring optimal Board performance.

Performance Assessment

Performance assessments are a useful tool for the Board to measure current Board effectiveness and to identify opportunities for improvement.

The Governance Committee leads the annual assessment process by requiring directors to complete a questionnaire on a confidential and anonymous basis. The questionnaire is designed to evaluate how effectively the Board, its committees and the individual directors are operating and provides an opportunity for directors to self-assess their performance and provide constructive feedback on their peers. The questionnaire is also designed to provide feedback to management on items such as meeting effectiveness and efficiency, scheduling considerations, and director onboarding and education.

The results of the assessment are compiled to facilitate one-on-one discussions between individual directors and the Chairs of the Board and Governance Committee. The results of the process are discussed with the Governance Committee and reported to the Board so that improvements and action plans may be developed.

The responses received inform succession planning initiatives and the recruitment process and the constructive feedback encourages continual evolution and enhancement of processes.

Board Size

A key factor in determining the optimal board size is to ensure that the board has the appropriate mix of skills, expertise and experience for sufficient oversight and to provide the proper direction. In determining the proper size, the Board considers the scope and complexity of the business, the time commitment and capacity to serve on committees and balances that with the appropriate number of directors to facilitate thoughtful deliberation and full participation among its members.

Board Independence

As independent decision-making is essential for sound governance, the Governance Committee re-evaluates the independence of directors as part of the annual assessment process. The Board determines the independence of all directors with reference to the requirements for independence set forth in NI 52-110. A director is considered to be independent if that director has no direct or indirect material relationship with AltaGas. As part of its evaluation, the Board considers whether or not a director has a material relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgement. In making its determinations on whether or not the Board reasonably believes a material relationship exists, the Board considers, among other things, the responses received from director independence questionnaires and Board performance assessments. The Board has determined that 10 of its 12 directors, and 9 of its 11 nominees, are independent. See “Committee Composition at a Glance” for the specific results of this assessment.

Any director with a material interest in a transaction or agreement being considered by the Board is required to declare such conflict and abstain from voting with respect to such transaction or agreement.

In Camera Meetings

Promoting and facilitating opportunities for further open and transparent discussion is an important aspect of enhancing Board effectiveness. Board and committee meetings are scheduled with time allotted for in camera sessions, where the independent directors have the opportunity to discuss matters in the absence of management. Directors take advantage of those opportunities and in 2019, in camera sessions were held at every Board and committee meeting.

Interlocking Service and Over-Boarding

The Board considers the avoidance of interlocking relationships a good governance practice as such relationships could impact independence. As part of the governance guidelines adopted by the Board, the Governance Committee considers any material relationships which may impact independence, including potential interlocking relationships, when proposing nominees and recruiting new candidates.

While the Board has not imposed limits with respect to the number of other boards a director may serve, the Board expects each director to devote sufficient time to the oversight of the business and affairs of AltaGas, and in this respect, considers the number of other public company boards upon which a director sits.

Tenure and Retirement Policy

To support Board renewal and orderly transition, the Board has adopted policies on retirement and tenure. Pursuant to the Board’s policy on retirement, current directors will not stand for re-election after they have reached age 75. With respect to term limits, a director will not be nominated for re-election at the fifteenth, or any subsequent, annual meeting of shareholders following the date such director was first elected or appointed. This term limit policy was first adopted in 2015, with 2015 counting as year one under the policy for all directors who were on the Board at that time.

Diversity

Board Policy on Gender and Other Diversity

The Board acknowledges that diversity enhances decision-making by utilizing the differences in perspective of its members. AltaGas has had a diversity policy for many years pursuant to which it committed to foster a corporate culture that encouraged equal opportunities for all employees, without regard to race, ancestry, ethnicity, creed, religion, gender, sexual orientation, age, marital or partnership status, family status, or physical ability.

The Board first implemented a formal policy on Board diversity in 2017, and in 2018, the Board updated its policy on diversity to more specifically reference gender and adopt an aspirational target of 30% female representation on its Board by 2022. The Board is committed to identifying and nominating candidates for election who are highly qualified and diverse in professional experience, skills and functional expertise, personal competencies and qualities and diverse with respect to other attributes, such as gender, race, ethnicity, sexual orientation, education and geographic location.

A requirement to disclose diversity with respect to “designated groups” was recently implemented under the CBCA. As defined under Article 3 of the Employment Equity Act (Canada) “designated groups” includes women, Aboriginal peoples, persons with disabilities and members of visible minorities. Striving for a Board profile that is well balanced and representative of diverse experiences and characteristics, the Board’s diversity policy is designed to consider diversity broadly and permits the Board to consider diversity beyond female representation. The Governance Committee considers a wide array of diversity in its candidate identification and director nomination process as does the HRC Committee when recruiting for executives. The Board has not set aspirational targets for any designated group aside from the target for female representation on the Board, which target was achieved prior to the target date of 2022. AltaGas continues to assess its current workforce and determine the appropriate way to identify and measure for these other diversity groups. As AltaGas continues to evolve its approach to ensuring diversity, the Governance Committee will consider annually whether aspirational targets should be implemented for the other designated groups, including for Aboriginal peoples, persons with disabilities and members of visible minorities.

Diversity on the Board and in Leadership Positions

With respect to the designated groups, four of the eleven director nominees are women (36%). Each committee of the Board has at least one female member and the Chair of the EHS Committee is female. No member of the Board has self-identified as an Indigenous person, a person with a disability or a member of a visible minority.

While the Board has not yet set aspirational targets relating to the representation of members of designated groups in senior management (as defined under the regulations to the CBCA), the level of females in senior leadership roles within AltaGas has been steadily increasing. Two of eight members of AltaGas’ executive team are female (25%) and one is also a member of a visible minority (13%).

Areas of Expertise and Director Skills Matrix

AltaGas maintains a matrix of the skills and competencies that the Board views as necessary to oversee AltaGas’ business and strategic objectives and to effectively manage risk. The matrix is reviewed annually by the Governance Committee and continually evolves to ensure it is reflective of changes in our business needs.

The Governance Committee uses the matrix and the performance assessments completed by directors to evaluate the skills and competencies represented by the existing Board profile and to identify any potential areas for improvement. Such opportunities are then factored into the development of core competencies and attributes for future recruitment efforts. See “Director Selection and Nomination” below.

The experience and qualifications of the members of the Board, including their knowledge and depth of understanding of their role and AltaGas’ business, contribute to our overall success. The following matrix summarizes the key skills and expertise of the director nominees as well as certain other characteristic relating to Board profile:

Tenure	<3			✓			✓	✓		✓	✓	✓
	3-8	✓							✓
	>8		✓		✓	✓
Gender		F	M	M	M	M	F	M	M	M	F	F
Age	<60			✓			✓				✓
	60-65	✓						✓	✓	✓		✓
	>65		✓		✓	✓

Skills and Competencies	Victoria Calvert	David Cornhill	Randall Crawford	Allan Edgeworth	Robert Hodgins	Cynthia Johnston	Pentti Karkkainen	Phillip Knoll	Terry McCallister	Linda Sullivan	Nancy Tower
Leadership/Strategy		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Environment, Health & Safety	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial, Accounting, Audit & Capital Markets	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Operations - Regulated Utilities		✓	✓	✓	✓	✓		✓	✓	✓	✓
Operations - Midstream		✓	✓	✓	✓		✓	✓	✓
U.S. Experience		✓	✓	✓	✓	✓		✓	✓	✓	✓
HR/Compensation	✓	✓	✓	✓	✓		✓		✓	✓	✓
Stakeholder Relations/Communications	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓

Definitions of skills and competencies:

Leadership/Strategy — Experience as a senior executive of a public company or other major organization; experience driving strategic direction and leading growth

Governance — Experience with, or understanding of, leading governance practices within a public company or other major organization; experience leading a culture of accountability and transparency

Environment, Health and Safety — Experience in managing environment, health and safety matters

Risk Management - Experience with, or understanding of risk assessments, management and mitigation

Financial, Accounting and Capital Markets — Experience with, or understanding of, corporate finance and financial accounting and reporting, as well as familiarity with financial/accounting controls and reporting standards

U.S. Experience — Experience with, or understanding of, a U.S. public company or U.S. domiciled business as a result of being a director or management of a company operating in the U.S. or having substantial assets in the U.S.

HR/Compensation — Experience with, or understanding of, compensation risk, executive compensation programs, talent management/retention and succession planning

Stakeholder Relations/Communications — Experience in stakeholder outreach and communication and relationship building, including with government, regulators, Indigenous communities and shareholders

Director Selection and Nomination

As discussed under “Board of Directors — Succession Planning”, the Board is responsible for Board succession planning. The Governance Committee is responsible for nominating directors as part of the succession planning process. The Board, on the recommendation of the Governance Committee, recommends individuals as nominees to the Board to be elected by Shareholders at the annual meeting.

The Board’s goal is to continuously maintain and develop a high performing board with diverse skills and deep expertise while striving for a balance between new viewpoints and institutional continuity. The Governance Committee recognizes the importance of continual review of the Board and committee profiles to keep a current and evolving list of the necessary experience and core competencies for the roles and to identify potential gaps resulting from future retirements. This collected information is used to evaluate potential candidates.

In 2019, the Governance Committee, through its succession planning process, identified a need to recruit. As part of this exercise, the Governance Committee developed a profile of the competencies and attributes that would complement and enhance the Board profile. In developing this profile, the Governance Committee considered several factors including AltaGas’ strategic objectives, the competencies of retiring directors, feedback received through the director performance assessments and Shareholder engagement, as well as its objective of increasing female diversity on the Board and further enhancing risk oversight. The Governance Committee identified several key competencies and attributes that would be complementary to the existing Board profile, including financial background and designation, senior executive level experience in U.S. regulated utilities and U.S. public company experience.

The search included individuals identified by current directors as well as by the independent third-party recruitment firm engaged by the committee. Potential candidates were evaluated against the candidate profile and a shortlist was created, from which interviews and meetings were conducted. In January 2020, the Board welcomed Linda Sullivan and Nancy Tower as members, who together bring over 50 years of utilities experience, along with strong financial backgrounds and senior executive officer experience.

Director Orientation, Development and Education

The Governance Committee is responsible for the development of orientation programs for new directors and for continuing development and education of existing directors.

Orientation

AltaGas’ orientation program includes a combination of one-on-one meetings and written reference material. One-on-one meetings with the CEO, the CFO and other executive officers of AltaGas, including division heads, provide incoming directors with an understanding and appreciation for AltaGas’ business operations and strategic objectives. Meetings are also planned with the Chair of the Board and the chairs of committees on which the incoming director will serve. The reference manual provided to incoming directors assists with the orientation process by providing new directors with key management presentations relating to strategic planning, the annual budget process and capital program, as well as other reference material, including Board and committee mandates, the COBE and its supporting policies, director expense policy and other useful onboarding information a director may need on joining.

The objective of AltaGas’ orientation program is to offer incoming directors the opportunity to tailor their orientation to meet their specific needs. Feedback from directors is sought during the process and adjustments made along the way in order to offer incoming directors with the training and orientation to best suit their needs.

Development and Continuing Education

We provide continuing education opportunities to all directors to enhance their skills and to strengthen their understanding and appreciation of our business and the communities in which we operate. As an enhancement to the existing education opportunities, starting in 2019 AltaGas acquired a corporate ICD membership for all of its directors.

We look for opportunities to bring in on-site continuing education tailored to topics of particular relevance to AltaGas. For example, this year the Board attended a session on cybersecurity and participated in a mock cyberattack. The session was hosted by an external service provider together with representatives from our IT team. Directors also participated in SafeStart training, which provided them with an appreciation for the employee safety training initiatives underway at AltaGas, and to support AltaGas’ focus on establishing a consistent safety culture and mindset across the organization.

As part of its continuing education initiatives, the Board also participates in site visits to operational facilities where directors may meet and consult with management, facility operators and project managers. With commercial operation of RIPET planned for the second quarter of 2019, the members of the EHS Committee attended a site visit at RIPET and participated in a safety stand-down. The site visit provided the EHS Committee with an opportunity to, among other things, discuss with management, construction crews and the operations team the transition process from construction to operations and the key risks associated with transition and ramp-up to commercial operations.

In 2019, the Board held its strategic planning session in Washington, D.C. Hosting this session in Washington provided the directors with an opportunity to meet with employees of Washington Gas, by touring Washington Gas’ Springfield location, including its gas control centre. While in Washington, the EHS Committee also participated in an offsite visit to East Station where they viewed a live demonstration of a pipe replacement and gained further insight into the challenges of pipe replacement projects located in congested urban locations.

Board dinners held before regularly scheduled meetings serve many purposes. The informal setting encourages relationship building between directors and senior leaders, allowing casual discussions on key topics relevant to our company and from time to time, these dinners are combined with educational opportunities. Directors are invited to participate in several AltaGas events or events sponsored by AltaGas. In May of 2019, directors attended the grand opening ceremony of RIPET in Prince Rupert, British Columbia and celebrated the successful completion of that project with the key stakeholders involved in the project, including Indigenous partners, community leaders, government officials, business partners and employees.

Directors are also provided with reading material from management and from other directors on an ongoing basis on topics relating to AltaGas’ business strategy, industry trends and best practices (including in the area of corporate governance).

Through the annual Board performance assessment, we collect feedback on our orientation and continuing education programs in an effort to continue the evolution and improvement of such processes.

The following are some of the continuing education topics and events that directors attended in 2019:

2019	Topic/Event	Presented / Hosted By	Presented To
February	Balancing Shareholder and Stakeholder Interests	Directors and Boards Seminar	McCallister
	Safety Meeting at RIPET	RIPET	EHS Committee Members
March	Diversity Laws are Here: What Can Boards Do to Prepare?	Directors and Boards Seminar	McCallister
April	Board Shareholder Engagement	Institute of Corporate Directors	Calvert
	High Performance Boards — Challenges for the Next Generation	Institute of Corporate Directors	Calvert
	Cyber Risk	Institute of Corporate Directors	Karkkainen
May	Political Intelligence for Boards	Institute of Corporate Directors	McCallister
June	Executive Pay Trends	Hugessen	Edgeworth
	ICD National Conference — covered various topics, including Board Oversight of Strategy, Board Stakeholder Engagement, and Board-Management Relationships	Institute of Corporate Directors	Karkkainen
July	SafeStart	Internal	Edgeworth, Johnston, Gilbert, Cornhill, Karkkainen, Knoll, McCallister
	CyberSecurity	Internal/PWC	Calvert, Edgeworth, Hodgins, Johnston, Karkkainen, Knoll, McCallister
September	WGL East Station Site Visit	Internal	Johnston, Knoll, McCallister and Karkkainen
	Governance During a Crisis: The Canadian Energy Industry	ICD	Calvert
	2019 Proxy Season Review	Kingsdale Advisors	Karkkainen
	Governance During Crisis	Institute of Corporate Directors	Karkkainen
October	ESG and the Link to Long Term Performance	ICD	Calvert
November	Asia Pacific Business Intelligence for Canadian Boards	Institute of Corporate Directors	McCallister
	Executive Pay Trends	Hugessen	Karkkainen

ENVIRONMENT, SOCIAL AND GOVERNANCE MATTERS

Environmental, social and governance matters are important to AltaGas. AltaGas’ core values reinforce its commitment to integrating strong environmental, health and safety, social, and governance performance into its business. These efforts support our business strategy by allowing us to be more responsive to customer needs, better manage risks, and attract, motivate and retain the talent needed to bring value to the communities we serve.

AltaGas’ approach to corporate governance and compensation governance has been highlighted throughout this Circular. This section of the Circular provides high-level information on other components that form part of AltaGas’ ESG practices.

Core to AltaGas’ business and developing ESG strategy is an unwavering commitment to operational excellence. This means operating a safe and reliable system, delivering cost-effective solutions, minimizing our environmental footprint and providing an exceptional customer experience across the businesses. AltaGas has always valued supporting the communities we serve, partnering with stakeholders and delivering energy solutions in a responsible manner.

ESG Disclosures and Reporting

We published our inaugural ESG report in 2019, which illustrates our ongoing efforts to improve operational performance, minimize our environmental footprint and create social value where we operate. We are committed to monitoring, reporting, and improving our ESG metrics over time and will provide annual performance updates and plan to release a full ESG report every second year.

More information about our ESG policies and practices can be found at https://esg.altagas.ca.

Environmental Commitment

‘Work Safely, Think Responsibly’ is a core value at AltaGas.

Guided by our Environment, Health and Safety (EHS) Policy, AltaGas is committed to:

•                  Continuously reducing emissions through innovative technologies and operational improvements

•                  Minimizing our environmental footprint by using sustainable design, construction, operating and decommissioning practices

•                  Monitoring our environmental performance utilizing key performance indicators, and addressing areas of concern in a timely manner

•                  Minimizing water impacts through safe and efficient management of our operations

•                  Educating our workforce in proper environmental safeguarding and enabling a strong EHS culture

Safety Culture

Our people are an important differentiating factor for our company and key to bringing our strategy to life. As our greatest asset, we take great care in investing in programs to keep them safe, enable them to keep our customers safe, and develop them to reach their full potential. We are diligent in reinforcing our strong safety culture through regular communication, reporting and training, and employ a mindset of continuous improvement. To reinforce the importance of safety, each employee and contractor must commit to upholding our EHS Policy and living our core values on the job every day. Our EHS standards and guidelines set expectations and parameters that apply consistently across the organization and provide a framework to reinforce our safety culture.

Additionally, to strengthen safe behaviours across our business, we employ a frontline training program called SafeStart. Through open discussions and scenario-based learning, SafeStart educates employees on frequent mistakes and unsafe behaviours common in the workplace and provides tips to help prevent these incidents before they happen.

Community Engagement

AltaGas recognizes that each community in which we operate is unique. This is the foundation from which we engage with our stakeholders. To meet each community’s individual needs, we strive to build long-term, collaborative relationships that are based on trust and a willingness to listen, learn and adapt. We are committed to hiring locally and using businesses and services from the areas around our operations whenever possible. Through community partnerships, sponsorships and volunteerism, we get involved in projects and causes that align with our values.

Shareholder Outreach

The Board and management of AltaGas believe in the importance of communicating with its Shareholders, as open and constructive dialogue and the exchange of ideas can provide further diversity of thought and improve Board and management effectiveness, ultimately improving overall corporate performance.

AltaGas communicates with Shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports, press releases, annual information form and other public disclosure, website and industry conferences. We also hold a quarterly earnings call which is open to Shareholders and the public.

Board Shareholder Engagement

The Board’s approach to Shareholder outreach has evolved over time. Historically, the Board’s primary means for communicating with Shareholders was at the annual meeting where directors were available to respond to Shareholder questions. Although the Board continues to use the annual meeting as a means for communicating with Shareholders, commencing in 2019, the Board began to engage with Shareholders on a more formal basis by initiating direct Shareholder engagement meetings outside the annual meeting. The objective of these meetings was two-fold. First, to understand and discuss the views of Shareholders on key areas, including board composition, board oversight, and general governance matters. Second, to update Shareholders on the Board’s focus and work in key governance areas, including succession (board and executive), pay-for-performance (executive compensation) and risk oversight. The Board appreciated the dialogue and feedback it received and committed to maintaining a practice of engaging with Shareholders on an ongoing basis. To support the Board’s practice of engagement, the Board adopted a Board Shareholder Engagement Policy in 2020 to formalize the Board’s approach to Shareholder engagement and the various ways in which interested Shareholders may communicate and engage with the Board.

The following provides a summary of the key topics covered during the Board’s engagement in 2019 and 2020.

Areas of Discussion During Engagement

2019	2020
• Board succession	• Leadership evolution
• Leadership changes	• Board transition
• CEO and CEO selection process	• Governance improvements
• Business performance	• Incentive program improvements
• Executive compensation	• Inaugural ESG report and our ESG journey
• Strategic direction	• Social value creation and corporate culture

Looking Ahead

Shareholders who are interested in directly engaging with the Board on governance related matters are encouraged to review the Board Shareholder Engagement Policy, which can be found on AltaGas’ website at www.altagas.ca and reaching out directly to the Board at:

Pentti Karkkainen

c/o Corporate Secretary

1700, 355 4th Avenue SW

Calgary, Alberta T2P 0J1

corporate.secretary@altagas.ca

For all matters that are not governance related, please direct your inquiries to:

AltaGas Ltd.

Investor Relations

1700, 355 4th Avenue SW

Calgary, Alberta T2P 0J1

Telephone: 403.691.7100

Toll-free: 1.877.691.7199

Investor.relations@altagas.ca

A LETTER FROM OUR HRC COMMITTEE CHAIR

March 12, 2020

Dear Shareholders:

AltaGas is committed to generating long-term value for our stakeholders. In 2019, the company delivered strong operational and financial performance through a relentless focus on driving operational excellence, achieving superior returns on invested capital, and executing growth in the Utilities and Midstream businesses. We successfully captured the intrinsic value of our core assets and regained our financial footing and are now positioned to capitalize on the significant investment opportunities ahead.

In order to achieve these results, it is critical for us to have an executive team with the skills and experience to lead the organization and drive performance in line with shareholder expectations. The Board fundamentally believes in the importance of aligning the compensation we pay to executives with company performance. To support this, we tie a significant portion of executive pay to the achievement of objectives that drive shareholder value and sustainability. In addition, our share ownership guidelines further exemplify our belief in the importance of aligning the interests of our executives with the interests of shareholders.

The Human Resources and Compensation (HRC) Committee is the steward of the company’s compensation programs and oversees all aspects of executive compensation to ensure strong corporate governance and prudent risk management. The Board also conducts an annual advisory vote on executive compensation (“Say-on-Pay”) to allow our shareholders the opportunity to provide input on our approach to executive compensation. We are once again presenting an advisory vote on executive compensation at this year’s annual meeting. As part of our continued commitment to shareholder engagement, it is important for us to receive direct feedback from our shareholders and to have constructive dialogue about our compensation design. In addition, the Board engages with our shareholders on a more formal basis to discuss views on key areas of governance, including risk management, succession planning and executive compensation.

Executive Succession

A key part of achieving our strategy is ensuring our leadership team has the skills and drive to support the scope and complexity of our business, and who possess attributes consistent with our core values. The HRC Committee supports the Board in succession planning for the President and CEO and oversees succession planning for other executive roles and senior management positions. Through a continuous process aimed at facilitating talent renewal and smooth leadership transitions, the Board remains committed to ensuring the executive team has the right mix of background, experience and diversity of perspectives to move the company forward.

We are pleased to share that the company completed the following executive succession initiatives in 2019:

•                  At the end of 2018, AltaGas appointed a new President & CEO, Randall Crawford. The Board selected Mr. Crawford based on the unique set of skills, leadership capabilities and depth of expertise he brings to the company. In 2019, under the first full year of Mr. Crawford’s leadership, AltaGas successfully executed on our balanced funding plan, restored financial stability and delivered strong operational performance across all our businesses.

•                  The Board appointed James Harbilas as Executive Vice President & Chief Financial Officer in June 2019. Mr. Harbilas brings a wealth of experience from his prior roles in the natural gas services and utility industries, and his proven track record in business optimization and integration are key to driving long-term shareholder value creation for AltaGas.

•                  In December 2019, the Board appointed Donald “Blue” Jenkins to serve as Executive Vice President & President, Utilities and as President, Washington Gas. Mr. Jenkins brings more than two decades of experience in all facets of the energy industry, including executive roles in commercial strategy, business development, trading, information technology and safety. Mr. Jenkins is extremely well-suited to begin implementing additional organizational alignments to optimize our operations and better position AltaGas to achieve our strategy.

•                  In connection with Blue’s appointment, the Board promoted Colleen Starring to Senior Vice President & Chief Operating Officer, Utilities and Washington Gas. Ms. Starring has an accomplished history with AltaGas, having joined SEMCO Energy in 1977. She has a proven track record of execution, outstanding operations and commercial skills and an unparalleled understanding of the AltaGas utility enterprise.

With these additions and changes, the Board is confident that the executive team has the skills and expertise to ensure the sound management of the business, deliver on our strategic priorities, and to lead and motivate employees to drive long-term value for all of our stakeholders.

2019 Corporate Events

AltaGas’ transformation started in 2018 with the closing of the WGL acquisition. By acquiring a major U.S. utility — WGL Holdings Inc. — and divesting a number of non-core assets, we reshaped our business and made significant progress in repositioning ourselves as a low-risk, high-growth Utilities and Midstream company. In 2019, we further transformed the business through de-levering our balance sheet and repositioning the business to focus on the organic growth opportunities in our business segments.

As we look to some of the key events that shaped 2019, we are proud to say that AltaGas successfully:

•                  Exceeded our asset sale target

•                  Significantly improved our balance sheet and maintained investment grade credit rating

•                  Executed on our Midstream strategy, including successful commissioning of RIPET the cornerstone asset in our integrated value chain

•                  Completed the Marquette Connector Pipeline and continued to improve our returns at our Utilities through updated rates and focused spending within our accelerated replacement programs

•                  Renewed our commitment to sustainability by releasing our inaugural Environmental, Social and Governance report

The actions drove strong returns for our shareholders. For 2019 Total Shareholder Return was approximately 50%. Moving forward, we enter 2020 on significantly stronger financial footing with a sharper focus on driving results and capturing the significant growth opportunities within our core businesses.

2018-2019 Compensation Enhancements

AltaGas’ compensation philosophy is to offer a competitive compensation program that links executive compensation with company performance and aligns executive actions with long-term shareholder interests. A significant percentage of executive total compensation is at risk and weighted toward long-term incentives.

With the acquisition of WGL Holdings Inc., approximately 75% or more of our company’s assets, revenue and employees are now based in the U.S. Considering this significant shift, the HRC Committee undertook a review of the appropriate market comparators for executive compensation in 2018. As a result, a new benchmark peer group was established, consisting of both Canadian and U.S. peer comparators to ensure the peer group appropriately reflects the companies with which AltaGas competes for capital and executive talent. No changes were made to this benchmark peer group for 2019. With the incorporation of U.S. comparators in 2018, the HRC Committee reviewed and adjusted certain executive target compensation in 2019 to reflect the increased scope of executive accountabilities and better align with market comparators.

In 2019, long-term incentive awards to executives included Performance Units (PUs) and stock options. Performance Unit measures were updated in 2018 to put a greater emphasis on total shareholder return, by measuring performance on an equal weighting between the financial and the total shareholder return measures. The financial measure was also revised to a per share target to better align with shareholder returns. A double-trigger change of control provision was added in 2019 to the long-term incentive plans to align with governance best practices and ensure any vesting upon change of control remains consistent with the original performance-based intention of the plans.

To further strengthen the linkage between pay and performance, the company revised the Short-Term Incentive (STI) plan in 2019, to more closely align individual performance with company priorities. Under the new plan, incentive awards are paid to executives and employees based on their contribution to the achievement of division and function value drivers that support corporate performance. Value drivers are set based on corporate social responsibility, strategy, and financial and operational outcomes, with results determined based on set success and exceeds measures. For more information on the company’s new STI Plan, please see “2019 Compensation Overview — Short-Term Incentive Plan”.

Looking Ahead

AltaGas will continue to focus on driving operational excellence and achieving superior returns in our Utilities and Midstream businesses. To accomplish this, we will leverage and enhance the strength of our asset footprint and provide our customers with premier integrated solutions, including global access to markets. We are confident that our executive compensation programs work effectively to motivate and retain executives and provide rewards that are consistent with the company’s performance. The HRC Committee and the Board remain committed to reviewing and updating our compensation programs with the goal of increasing alignment between the interests of our executives and long-term sustainable shareholder value. We welcome your review of our compensation programs and results, which are described in more detail in the Compensation Discussion and Analysis section that follows. We encourage you to take part in our “Say-on-Pay” vote and we welcome your questions and feedback, which can be provided directly to the Chair of the HRC Committee or the Chair of the Board via mail to:

Attention: Chair of the HRC Committee	Attention: Chair of the Board of Directors

c/o Corporate Secretary	c/o Corporate Secretary
1700, 355 4th Ave SW	1700, 355 4th Ave SW
Calgary, AB T2P 0J1	Calgary, AB T2P 0J1

or by email to: corporate.secretary@altagas.ca

As the company continues to forge new paths forward, our Board and HRC Committee continue to grow and change. We would like to take a moment to thank our past HRC Committee Chair, Daryl Gilbert, for his significant contributions to our Committee, the Board and to the company. The Board has also recently appointed two new independent directors, Linda Sullivan and Nancy Tower, both of whom are new members to our committee. We welcome Linda and Nancy, who together bring with them over 50 years of utilities experience, strong financial backgrounds and senior executive officer experience.

Thank you for your support.

Allan Edgeworth

Human Resources and Compensation Committee Chair

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Review Process

The Board believes that attracting, motivating and retaining high performing executives is integral to the long-term success of the company. Through a competitive compensation program that links executive compensation with company performance, we strive to align the actions of our executives with AltaGas’ long-term corporate strategy and shareholder interests. Our compensation program is aimed at fulfilling the following objectives:

•                  Attract and retain highly qualified and engaged employees and senior management team members

•                  Align executive and employee interests with those of Shareholders

•                  Offer competitive base salary compensation at approximately the median of the relevant peer group

•                  Assuming performance goals are met, recognize and reward executives through pay-for-performance, such that total compensation meets or exceeds the median of the relevant peer group

The HRC Committee and the Board review executive compensation. In addition, the HRC Committee evaluates the performance of executive officers and regularly assesses the risks associated with AltaGas’ compensation policies and practices. Recommendations are made to the Board for approval as required. No executives vote on these recommendations or are present at the HRC Committee or Board meetings with respect to compensation matters affecting them.

Compensation recommendations and decisions made by the Board take into account the following:

•                  Company performance, including corporate strategy execution, performance relative to peers, progress on short- and long-term objectives and the impact of significant company events that occur through the year

•                  Individual executive performance, experience and level of responsibility

•                  Peer benchmarking and industry trends for companies and positions of similar scope and responsibility

•                  Total compensation at-risk

Compensation Governance

AltaGas is committed to upholding the highest standards of corporate governance. Our compensation program has been designed to motivate executives to focus on longer term interests, and to provide the superior returns and social value that Shareholders expect. The Board, through the HRC Committee, routinely assesses compensation programs to ensure such programs do not encourage individuals to take inappropriate risks.

The HRC Committee is comprised solely of independent directors, each with direct experience relevant to executive compensation. For further details on the skills and experience that enable the committee to make decisions on the suitability of the company’s compensation policies and practices and the responsibilities of the HRC Committee, see “Board Committees”. The HRC Committee has the authority to engage independent advisors as it deems appropriate.

What We Do	What We Don’t Do
• Link executive pay to company performance through short- and long-term incentive awards	• Pay out incentive compensation when performance is below threshold

• Weight executive compensation towards “at-risk” compensation elements based on achievement of corporate performance	• Utilize single-trigger change of control provisions in LTI grants after 2018

• Benchmark executive compensation and company performance to relevant peer companies	• Grant Options to non-employee directors

• Require executives to meet minimum equity ownership targets	• Guarantee increases in executive compensation under executive agreements

• Include compensation clawback provision in executive agreements and long-term incentive grants	• Reprice, backdate or exchange Options, PUs or RUs

• Prohibit hedging of ownership in company securities	• Grant loans to executive officers

• Cap short-term incentive payouts

• Utilize double-trigger change of control provisions in executive agreements and under the LTI Plans, including for grants of PUs, RUs and Options

• Provide say-on-pay vote for our Shareholders

• Retain independent advisor to the HRC Committee that does not provide services to Management

Managing Compensation Risk

The HRC Committee regularly reviews industry trends with respect to risk management and compensation governance to ensure that AltaGas’ compensation programs continue to align with Shareholder interests and do not encourage excessive risk taking by executive officers. AltaGas has adopted policies and practices to mitigate compensation risk.

Anti-Hedging Policy

AltaGas’ Securities Trading and Reporting Policy provides that no director, officer or employee may purchase “financial instruments” that are designed to hedge or offset, or that may reasonably be expected to have the effect of hedging or offsetting, a decrease in the market value of any AltaGas securities or otherwise take any speculative or derivative positions of any kind which would have or that may reasonably be expected to have such effect. Financial instruments include prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, spread bets, contracts for difference or units of exchangeable funds.

Clawback Policy

In the event of a restatement of the financial results of AltaGas for any reason other than a restatement caused by a change in applicable accounting rules or interpretations, the Board may:

•                  Require that an executive officer return or repay to AltaGas or reimburse AltaGas for all or part of the after-tax portion of any excess compensation that was paid over what should have been paid; and/or

•                  Cause all or part of any awarded and unpaid or unexercised performance-based compensation (whether vested or unvested) that constitutes excess compensation for an executive to be cancelled.

Risk Assessment

In 2019, Management engaged Mercer (Canada) Limited (“Mercer”) to complete a risk assessment of AltaGas’ compensation programs and policies. Mercer reviewed the compensation programs individually and holistically to assess any risks inherent in the design or the application of the programs. Mercer concluded that AltaGas’ risk mitigation policies are in line with market best practices and they did not identify any significant risks that were likely to have a material adverse impact on the company.

The risk assessment noted the following practices which mitigate compensation risk:

•                  Total compensation includes an appropriate balance of plans and performance measures across short- and longer-term timelines

•                  AltaGas places a significant weighting on “at-risk” compensation relative to peers, weighted toward long-term incentives, to mitigate the risk of encouraging achievement of short-term goals at the expense of long-term sustainability and Shareholder value

•                  The STI Plan does not put an excessive amount of emphasis on any particular measure and covers a spectrum of operational and financial performance, in addition to strategic and social accomplishments

•                  In the LTI Plans, PU measures used in the determination of vesting payouts include a financial growth measure and a relative TSR measure, each at 50%, which is aligned with market best practice and balances the linkage of payouts between TSR and other drivers of corporate performance

•                  Incentive plan payouts are appropriately capped in a manner consistent with market practice, thereby reducing risk

•                  Inclusion of double-trigger provisions in the LTI Plans mitigates the risk arising from a change of control of AltaGas

Based on the results of the risk assessment and the governance practices in place, the HRC Committee, after consultation with Hugessen, determined that AltaGas’ current compensation programs and policies are appropriately structured. The HRC Committee will continue to review the company’s compensation programs and policies to ensure they continue to align with Shareholder interests and do not encourage excessive risk taking by executives.

Compensation Consultants and Advisors

AltaGas engages external consultants to provide advice on compensation matters. Management engages Mercer to provide independent advisory services related to compensation matters. The Board and its committees also independently retain external consultants. Since 2017, AltaGas’ Board, Governance Committee and HRC Committee have engaged Hugessen to provide compensation advisory services related to director and executive compensation matters. In 2019, this support consisted of:

•                  Review and discussion of executive compensation related matters

•                  Review the competitiveness and appropriateness of executive compensation practices and peer groups

•                  Review executive compensation policy recommendations made by management

•                  Comprehensive review of the director compensation program

In making its decisions, the HRC Committee, the Governance Committee and Board review the information and recommendations provided by Hugessen. However, the responsibility for all decisions remains with the Board, the Governance Committee or HRC Committee, as applicable. See also “Director Compensation”.

Independent Compensation Advisors — Annual Spend	2019	2018
Hugessen
• Executive compensation-related fees (HRC Committee)	$130,708	$70,638
• Director compensation-related fees (Governance Committee)	$62,753	—

Compensation Benchmarking

On an annual basis, management benchmarks AltaGas’ compensation programs against those of comparably-sized organizations with whom AltaGas competes for talent. External compensation consultants compile market benchmark information via compensation surveys and market intelligence, which is then provided to the HRC Committee to assist with their review of AltaGas’ overall compensation policy and programs. The peer benchmarking results on their own may not be appropriate for comparative purposes based on an executive’s role, responsibilities, experience and succession considerations. The final decisions on executive compensation are made with sound judgement by the Board following a recommendation from the HRC Committee.

Executive Compensation Peer Group

The HRC Committee annually reviews and recommends to the Board the peer group of companies used to benchmark AltaGas’ compensation. This review includes evaluating companies similar in size, scale and industry relative to AltaGas, while also taking into account the companies with which AltaGas directly competes for executive talent. The HRC Committee also considers corporate strategy, business objectives and participation in North American markets when determining the appropriate peer comparators.

The transformational WGL Acquisition in 2018 significantly increased the scope and scale of AltaGas, approximately doubling its size. Approximately 75% or more of the company’s revenue, assets and employees are now U.S. based. In recognition of this material change, AltaGas updated its peer comparators used for executive compensation benchmarking in 2018 to reflect the company’s broadened competitive market and the need to attract, retain and motivate top executive talent required to take the company forward.

AltaGas’ peer group was expanded from a single Canadian peer group to include both a Canadian and a U.S. peer group for benchmarking executive compensation. Incorporating the U.S. market provides the desired North American perspective and ensures that the company’s peer group is reflective of the size and scope of companies with which AltaGas competes for executive talent. While AltaGas remains a Canadian headquartered company, the North American scope of our business and the recent recruitment of executive talent from the United States into key roles further supports the use of Canadian and U.S. peers in benchmarking compensation. No changes were made to the executive compensation peer group in 2019.

AltaGas executives are benchmarked against a weighting of the Canadian and U.S. peer groups according to executive responsibilities and relevant market for talent. The weightings of the peer groups as they apply to each executive are outlined in “2019 Compensation Overview — Peer Group Weighting”.

To address foreign exchange fluctuations as they relate to compensation, a foreign exchange rate conversion is set at a five-year historical average rate, to reduce the impact of short-term foreign exchange fluctuations on executive compensation.

Canadian Peer Group Companies

Algonquin Power & Utilities Corp.

ARC Resources Ltd.

ATCO Ltd.

Cenovus Energy Inc.

Crescent Point Energy Corp.

Emera Incorporated

Fortis Inc.

Husky Energy Inc.

Hydro One Ltd.

Inter Pipeline Ltd.

Keyera Corp.

Northland Power Inc.

Ovintiv Canada ULC

Pembina Pipeline Corp.

U.S. Peer Group Companies

Alliant Energy Corp.

Ameren Corp.

Atmos Energy Corp

Buckeye Partners LP(1)

Centerpoint Energy Inc.

Chesapeake Energy Corp.

CMS Energy Corp.

Enlink Midstream Partners

NiSource Inc.

OneOK Inc.

Pinnacle West Capital Corp.

Southwest Gas Holdings

Targa Resources Corp.

Vistra Energy Corp.

Note:

(1)         Buckeye Partners LP was acquired in November 2019.

The following chart demonstrates where AltaGas was positioned compared to the companies in each of the two peer groups based on selected financial metrics when the 2019 peer group was set in in late-2018. AltaGas primarily focused on revenue and asset values when determining its peer group. These measures were more comparable to our competitors given the significant decrease in AltaGas’ Share price in 2018 and its impact on enterprise value and market capitalization. The majority of companies in both peer groups have revenue, asset value and enterprise values that are within the range of 50% to 200% of ours.

Canadian Compensation Peer Group
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$ millions
Revenue
Assets
Enterprise Value
Market Cap
EBITDA
U.S. Compensation Peer Group
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$ millions (CAD)
Revenue
Assets
Enterprise Value
Market Cap
EBITDA
ALTAGAS 2018
MARKET P75
MARKET P50
MARKET P25

Notes:

(1)         Reflects most recent publicly reported data as of December 31, 2018.

(2)         AltaGas 2018 revenue reflects a pro-forma value adjusted to include the impact of the WGL Acquisition for the full year.

(3)         U.S. data converted at the 2018 average exchange rate of USD/CAD $1.2597 where applicable.

2019 COMPENSATION OVERVIEW

Compensation Program Elements

AltaGas’ total compensation program includes the following components that are discussed in further detail in the following sections.

Long-Term Incentives
	Base Salary	Short-Term Incentives	PUs & RUs	Stock Options
Purpose	Provide competitive annual compensation and compensate employees for fulfillment of job responsibilities.	Reward achievement of annual value driver objectives.	Align compensation with long-term performance goals, and link executive compensation with long-term Shareholder value creation.
Performance Period/expiry	Ongoing	1 year	3 years	6 years
Payment	Ongoing	In March after end of performance period	After end of performance period	After vesting period, on employee exercise
Cash or Shares	Cash	Cash	Cash	Shares

Compensation Changes

In recognition of AltaGas’ transformational changes, the HRC Committee and Board have focused over the last two years on reviewing and approving compensation changes that are aligned enterprise-wide and motivate the executives to achieve the target corporate results and strategic objectives to transform the organization. The significant compensation changes completed in the last eighteen months include:

•                  Established a new dual Canadian and U.S. peer group model in 2018 to reflect that approximately 75% of revenue assets and employees are U.S. based. The weighting of the peer groups for each executive is reviewed and set annually based on scope of responsibilities and the relevant market for talent

•                  Revised STI framework in 2019 to better align individual performance and rewards with corporate and divisional results. The STI Plan does not fund unless certain financial targets are met. Performance measures are based on strategic, operational, financial and corporate social responsibility measures

•                  Focused long-term incentive grants on PUs (60 - 65%) and Options (35 - 40%)

•                  Updated PU measures for both 2018 and 2019 LTI grants to be an equal weighting of funds from operations per share and Total Shareholder Return (TSR) to better align with Shareholder experience

•                  Implemented new PU peer group to consist of Canadian utilities and midstream peer companies with which AltaGas competes for capital

•                  Implemented a floor value for stock options of $2.50 per Option, resulting in fewer Options being granted than if the Black-Scholes-Merton model had been applied at time of grant

•                  Amended all LTI Plans in 2019 to include double-trigger requirements for vesting of Options, PUs and RUs on a change of control of the company and, in certain circumstances, an assessment of performance for PUs at the date of the change of control

•                  Aligned WG compensation framework with AltaGas’ compensation framework

As part of the merger commitments for the WGL Acquisition, AltaGas agreed to keep WG compensation and benefits at the same level, in aggregate, for a period of two years from the closing date of the WGL Acquisition. As a result, the WG executive compensation programs are being aligned to the AltaGas programs as follows: i) LTI Plan alignment in 2019; and ii) STI Plan alignment in 2020.

Named Executive Officers Compensation

This Compensation Discussion and Analysis (CD&A) discusses the material elements of compensation for the named executive officers (“NEOs”) listed below.

Randall Crawford, President and Chief Executive Officer

As President and Chief Executive Officer, Mr. Crawford leads the development and execution of AltaGas’ strategic plan. With a focus on Midstream and Utilities, he oversees the reshaping of our company and optimization of our businesses to drive AltaGas through the next phase of growth and value creation.

Mr. Crawford is a seasoned executive with more than 30 years of experience in the natural gas industry in both Utilities and Midstream businesses. Prior to joining AltaGas, Mr. Crawford was Senior Vice President and President, Midstream and Commercial with EQT Corporation, a premier U.S. integrated gas company. Mr. Crawford holds a Bachelor of Science in Accounting and Economics from West Virginia Wesleyan College and has obtained his Certified Public Accountant designation. For additional biographical information, see “Director Nominees”.

D. James Harbilas, Executive Vice President and Chief Financial Officer

In his role as Executive Vice President and Chief Financial Officer, Mr. Harbilas is responsible for the overall financial strategy of AltaGas as well as its treasury, corporate development and capital market functions.

Mr. Harbilas joined AltaGas from Enerflex Ltd., a Calgary-based, international natural gas services company, where he served as Executive Vice President and Chief Financial Officer for over 11 years. Prior to that, he served as Vice President, Finance and Chief Financial Officer of Fortis Alberta Inc., a regulated utility. Mr. Harbilas is a Chartered Accountant and holds a Bachelor of Commerce degree from Concordia University.

Randy Toone, Executive Vice President and President, Midstream

Mr. Toone joined AltaGas as Executive Vice President, Midstream in 2016 and was appointed Executive Vice President and President, Midstream in 2018. In this role, he provides leadership for the commercial and business development teams within the Midstream division, aligning divisional objectives with AltaGas’ strategic direction and growth targets.

In addition to AltaGas, Mr. Toone has worked with CSV Midstream as Chief Operating Officer and as Country Manager for TAG OIL in New Zealand. He holds a Bachelor of Science, Mechanical Engineering, from the University of Calgary and attended the Executive Program at the Ivey Business School at Western University.

Bradley Grant, Executive Vice President and Chief Legal Officer

In his role as Executive Vice President and Chief Legal Officer, Mr. Grant oversees and provides counsel to corporate management on legal, regulatory, land, Indigenous peoples, stakeholder relations and environment, health and safety matters.

Mr. Grant has extensive experience in the petroleum and natural gas and power sectors and was formerly managing partner of the Calgary office of a national law firm. Mr. Grant holds a Bachelor of Commerce degree from the University of Saskatchewan and a joint Bachelor of Laws and Master of Business Administration degree from the University of British Columbia.

Luanne Gutermuth, Executive Vice President and Chief Administrative Officer, Washington Gas

Ms. Gutermuth served as Executive Vice President and Chief Administrative Officer for WGL Holdings, Inc. and Washington Gas until her retirement on February 1, 2020. Ms. Gutermuth led key corporate functions across WGL, including Rates & Regulatory Affairs, Information Technology, Procurement, Public Policy, Human Resources, Organizational Effectiveness and the Business Transformation Office. She was responsible for developing and implementing a human capital strategy that supported the company’s overall business objectives.

Ms. Gutermuth joined Washington Gas in 1998 and held leadership positions in several functions across the company. Ms. Gutermuth received a Bachelor of Business Administration degree from the College of William & Mary and a Master of Business Administration degree from the University of Maryland.

As former Executive Vice President and Chief Financial Officer of AltaGas from November 2, 2015 to June 9, 2019, Timothy Watson will be included in the NEO disclosure where required by applicable disclosure requirements.

2019 NEO Compensation Summary

The 2019 NEO compensation approved by the HRC Committee and Board is summarized below.

	Annual Base Salary		STI Target (% of Base Salary)	LTI Target (% of Base Salary)	Compensation At-Risk
Randall Crawford	US$	900,000	100%	300%	80%
James Harbilas		$500,000	75%	200%	73%
Randy Toone		$440,000	60%	180%	71%
Bradley Grant		$440,000	60%	180%	71%
Luanne Gutermuth	US$	484,000	60%	n/a	n/a

Mr. Crawford joined AltaGas as President and CEO on December 10, 2018. There was no change to his compensation in 2019. His compensation was benchmarked based on 50% of the Canadian and 50% of the U.S. peer groups. Base salary and STI were targeted at the 50th percentile with his annual LTI grant targeted at the 50th percentile of the market.

Mr. Harbilas joined AltaGas as Executive Vice President and CFO on June 10, 2019. His compensation was benchmarked based on 67% of the Canadian and 33% of the U.S. peer groups. Base salary, STI and LTI were targeted at the 50th percentile.

2019 compensation for Mr. Toone and Mr. Grant was benchmarked based on 67% of the Canadian and 33% of the U.S. peer groups. Base salary, STI and LTI were targeted at the 50th percentile. Mr. Toone received a 14% salary increase on January 1, 2019 reflecting his promotion to the role of President, Midstream and the adjustment to market compensation for the role. Mr. Grant received a 14% salary increase on January 1, 2019 to reflect the expansion of his portfolio to include environment, health and safety, land and stakeholder relations, and the adjustment to market compensation. Both Mr. Toone and Mr. Grant received an increase to their STI target from 50% to 60% effective January 1, 2019, to progress their compensation toward the 50th percentile of the market comparatives.

Ms. Gutermuth served as Executive Vice President and Chief Administrative Officer of WG in both 2018 and 2019. Her base salary was set in 2018 targeting the 50th percentile of the U.S peer group. Ms. Gutermuth’s retirement was planned for February 2020. As a result, during the transition period in 2019, no changes were made to her salary and STI target and no LTI grants were awarded.

Compensation Mix

AltaGas targets a significant percentage of executive total compensation to be at-risk and weighted toward long-term incentives. This design provides for strong alignment between executive compensation and long-term company performance, while discouraging inappropriate short-term risk taking.

In 2019, AltaGas’ targeted compensation mix for executives was as follows:

Peer Group Weighting

For executive compensation benchmarking, a weighted average of the Canadian and U.S. peer groups is used for each executive. The weighting of the Canadian and U.S. peer groups is reviewed and set annually for each AltaGas executive based on the scope of responsibility and the relevant market for talent. The 2019 weightings were set in late-2018 when Mr. Crawford joined the company. No changes to the peer group weightings were made compared to 2018.

The application of the peer groups to each NEO is summarized below:

	Canadian Peer Group	U.S. Peer Group
Randall Crawford	50%	50%
James Harbilas	67%	33%
Randy Toone	67%	33%
Bradley Grant	67%	33%
Luanne Gutermuth	—	100%
Timothy Watson	67%	33%

Base Salary

Base salary provides a competitive rate of annual compensation, targeting approximately the 50th percentile of AltaGas’ peer groups, while recognizing the executives’ skills, competencies and responsibilities.

AltaGas executive salaries are reviewed by the HRC Committee and recommended to the Board for approval.

Short-Term Incentive Plan

AltaGas’ STI Plan provides an annual cash performance incentive tied to the achievement of corporate and individual results. In 2019, AltaGas revised its STI Plan to better align individual performance and rewards with corporate and divisional results.

The STI compensation for executives is recommended by the HRC Committee and approved by the Board. No STI awards are made to any executive officer who does not meet the targets applicable to them.

STI Process

The STI process includes the following steps to ensure that compensation determined under the STI Plan aligns with our pay-for-performance philosophy.

Set STI Plan Targets

As part of the annual review of executive compensation, STI targets are set as a percentage of base salary. Set targets are based on review of market and peer group compensation data, compared against the relative responsibilities and level of experience required for the position, as discussed under “Compensation Benchmarking” above. STI targets for executives are approved annually by the HRC Committee and Board.

Set Performance Criteria at Beginning of Year

The STI pool is funded based on the achievement of a set financial performance target. For 2019, the HRC Committee and the Board set the target based on meeting adjusted normalized EBITDA from the 2019 business plan.

Once the STI pool is funded, the amount of the funding is based on the results of divisional and corporate value drivers (objectives). Value drivers are set based on a combination of strategic, operational, financial and corporate social responsibility objectives. The combination and weighting of the set value drivers is dependent on the priorities established for the year. Each value driver has objective measures established for determining success and exceeds ratings.

These value drivers are reviewed and approved by the HRC Committee and Board at the beginning of each year.

Evaluate Performance Results at Year End

In evaluating annual results, the first step is to determine if the set financial performance target is met. If the financial performance target is not met, the STI pool will not fund and no payouts will be made. For 2019, the adjusted normalized EBITDA actual results had to be 80% or greater of target for the STI pool to be funded.

The Audit Committee reviews the adjusted normalized EBTIDA result and approves the funding of the STI pool. Performance below the financial target of adjusted normalized EBITDA reduces the size of the STI pool. Performance exceeding the financial target does not increase the size of the STI pool.

Once the STI pool is funded, the amount of the pool payout is determined based on the achievement of the divisional and corporate value drivers. For each value driver, actual performance results are reviewed and compared to the success and exceeds measures approved at the beginning of the year. If the result meets a ‘success’ measure, the payout is 1x. If a result meets an ‘exceeds’ measure, the payout is up to 2x payout. The weighted average of the total value driver results determines the size of the pool to be distributed to individuals based on their achievement and contribution to the value driver results.

The value driver results are reviewed and approved by the HRC Committee and Board.

Determine Individual Awards

After setting the STI pool available for distribution, individual STI awards are determined based on an individual’s achievement and contribution to the value driver results.

Individual performance for AltaGas executives is reviewed by the President and CEO. The President and CEO considers each executives’ contributions to the achievement of AltaGas’ value driver results and recommends a STI performance multiplier to be applied against his/her STI target to the HRC Committee. The HRC Committee reviews the recommendations with the President and CEO and recommends the final multiplier to the Board for approval.

The value drivers and performance results for the President and CEO are reviewed and recommended by the HRC Committee and approved by the Board based on AltaGas’ corporate performance and achievement of the divisional and corporate value drivers.

Individual STI awards can range from 0 - 2.5x the STI target for each executive, subject to the overall maximum STI pool available for allocation. The Board and executive believe that this STI Plan design allows for the ability to reward superior individual contributions towards the achievement of enterprise-wide results.

Calculation of STI Awards

For 2019, the adjusted normalized EBITDA targets for the divisions and corporate were set based on meeting the 2019 business plan. The corporate target was set within the publicly disclosed 2019 normalized EBITDA guidance range of $1.2 to $1.3 billion.

The 2019 value drivers were set based on a combination of strategic, operational, financial and corporate social responsibility value drivers. Each value driver had success (1x payout) and exceeds (up to 2x payout) measures approved by the Board that was used to evaluate 2019 performance results.

For 2019, the value drivers included:

•                  Complete Phase 3 asset sales of $1.5 - $2 billion and maintain Investment Grade credit rating

•                  Integrate WGL assets into AltaGas

•                  Meet plan milestones and targets for RIPET, North Pine and Townsend Processing facility

•                  Meet plan milestones and targets for the Marquette Connector Pipeline project

•                  Develop a strategic plan to achieve allowed regulatory rate of returns, review with the Board, and begin execution of identified activities and next steps

•                  Achieve set business unit operating and financial metric improvements

•                  Demonstrate compliance and leadership on safety and environmental, diversity and inclusion, corporate compliance and cyber/IT compliance measures

The success and exceeds measures for each value driver have not been disclosed for competitive reasons.

2019 Achieved Results

Before determining individual STI awards, the HRC Committee and Board reviewed the actual results of the adjusted normalized EBITDA compared to the financial performance target and the value drivers for the divisions and corporate. AltaGas exceeded the adjusted normalized EBITDA targets, with 2019 normalized EBITDA of $1.27 billion being near the top end of the 2019 guidance range.

Under Randall Crawford’s leadership, the company moved swiftly and decisively to execute the goals set in the 2019 value drivers. The accomplishments during this transformational year included executing on AltaGas’ balanced funding plan and de-levering the balance sheet and repositioning AltaGas as a low-risk, high-growth Utilities and Midstream company.

These strategic moves and tremendous efforts resulted in the following notable accomplishments:

•                  Achieved normalized EBITDA (see “Advisories — Non-GAAP Measures”) of $1.27 billion for 2019, a 26% increase over 2018 and near the top end of the 2019 guidance range of $1.2 to $1.3 billion and exceeded the STI 2019 corporate funding target

•                  Executed $2.2 billion in asset sales, exceeding AltaGas’ asset monetization target of $1.5 - $2.0 billion

•                  Reduced net debt by approximately $3 billion in 2019, strengthening the balance sheet, solidifying AltaGas’ investment grade credit rating and regaining financial flexibility

•                  Executed a $1.39 billion capital program, including the commissioning of RIPET — Canada’s first marine propane export facility, and the Marquette Connector Pipeline, providing system optionality and increasing reliability and diversity of supply to SEMCO Gas’ customers. Both projects were on-time and on-budget

•                  2019 financial performance was underpinned by strong growth in the Midstream division including significant contributions from RIPET and contributions from the Utilities division

•                  Set 2020 strategic plan to capitalize on the significant growth potential of the Utilities and Midstream assets

•                  Advanced our growth strategy in northeast British Columbia with capacity additions at our Nig Creek facility and capacity additions underway at our Townsend and North Pine facilities

•                  Executed key leadership changes, including the hiring of James Harbilas as Executive Vice President and CFO, Blue Jenkins as Executive Vice President and President, Utilities and promoted Colleen Starring to Senior Vice President and Chief Operating Officer, Utilities. These leadership changes help to ensure the company delivers on its strategic priorities and drives longer-term value for stakeholders

•                  Launched the inaugural ESG Report to illustrate AltaGas’ ongoing commitment to sustainable value creation and efforts to improve governance, management, performance and transparency across the enterprise

•                  Achieved strong safety performance in each business unit

•                  Renewed the company’s core values and leadership attributes to guide its decisions and drive the culture that will position the company for ongoing success

The following graph outlines AltaGas’ key achievements and the total shareholder return over 2019. As depicted in the graph, total shareholder return for AltaGas increased by approximately 50% from December 31, 2018 to December 31, 2019.

Q1	Q2	Q3	Q4

(Jan 31) Announcement of completion of the sale of remaining approximately 55% interest in Northwest B.C. Hydro Electric Facilities

(Feb 28) Announcement of Q4 and YE 2018 results

(Mar 21) Announcement of appointment of new Chair of Board

(May 2) Announcement of Q1 2019 results

(May 2) Announced of agreement to sell Stonewall Gas Gathering System

(May 27) Announcement of appointment of new CFO

(May 28) Announcement of RIPET 1st cargo shipment

(Jul 22) Announcement of agreement to sell distributed generation assets

(Aug 1) Announcement of Q2 2019 results and retirement of director

(Sep 30) Announcement of agreement to sell entire interest in the Central Penn Pipeline

(Oct 30) Announcement of Q3 2019 results

(Dec 11) Announcement of release of inaugural ESG report

(Dec 12) Announcement of $500 million medium-term note offering

(Dec 17) Announcement of 2020 Guidance, Suspension of DRIP and Update on 2020 Strategic Plan

Determining Individual Awards

Individual STI awards are determined based on each executive’s achievement and contribution to the divisional and corporate value driver results. The executive’s performance is reviewed and compared to the success and exceeds measures for each value driver. The Board and HRC Committee consider the executive’s performance and incremental value added to the overall success achieved by AltaGas when determining STI awards.

Based on the executive’s achievements during the year, the President and CEO recommends the STI performance multiplier to be applied against his/her STI target to the HRC Committee. The HRC Committee recommends and the Board approves the final multiplier.

Based on the President and CEO’s achievements during the year, the HRC Committee recommends the STI performance multiplier to be applied against his STI target to the Board for approval.

The Board reviewed AltaGas’ achieved results against the set value drivers and each executive’s individual contributions towards those value drivers and determined that 2019 was a year of ‘exceeds’ performance. In making this determination, the Board recognized that 2019 was a transformational year for AltaGas and the Board was extremely proud of what was accomplished. AltaGas laid out a balanced funding plan in December of 2018 and surpassed its targets. In 2019 AltaGas was able to significantly strengthen its balance sheet, reposition its business and enhance its value proposition.

For Mr. Crawford, his exceptional performance resulted in a STI target multiplier of 2x. At this 2x payout, Mr. Crawford’s total direct compensation (salary + STI + LTI) awarded is at the 65th percentile of the 2019 peer group (set at 50% Canadian peers and 50% U.S. peers). This result aligns with the company’s pay-for-performance philosophy such that when performance goals are met, total compensation meets or exceeds the median of the peer group. Another factor the Board considered in determining Mr. Crawford’s STI award was that at a 2x STI target multiplier, his total direct compensation awarded would be at the 50th percentile of a peer group split that was more reflective of the U.S. weighting of our assets, operations and employee base (33% Canadian peers and 67% U.S. peers).

The STI awards approved by the Board for each NEO is provided below. A listing of each NEO’s key 2019 accomplishments follows the table.

Name	Salary	STI Target %	STI Target $	2019 STI Payment
Randall Crawford(1)	$1,193,725 (US$900,000)	100%	$1,193,725 (US$900,000)	$2,388,420 (US$1,800,000)
James Harbilas(2)	$500,000	75%	$375,000	$562,500
Randy Toone	$440,000	60%	$264,000	$422,400
Bradley Grant	$440,000	60%	$264,000	$422,400
Luanne Gutermuth(3)	$642,220 (US$484,000)	60%	$385,332 (US$290,400)	$385,332 (US$290,400)

Notes:

(1)         Salary for Mr. Crawford is set in U.S. dollars and converted and paid in Canadian dollars using the Bank of Canada noon exchange rate on the Tuesday prior to the bi-weekly salary payment day. STI payments for Mr. Crawford are made in U.S. dollars and have been converted to Canadian dollars using the 2019 annual average USD/CAD exchange rate of $1.3269.

(2)         STI award for Mr. Harbilas was awarded based on his annual salary for 2019. See “Other Long-Term Retention Compensation” below for further information.

(3)         Salary for Ms. Gutermuth has been converted to Canadian dollars using the 2019 annual average USD/CAD exchange rate of $1.3269. STI payments for Ms. Gutermuth are made in U.S. dollars and have been converted to Canadian dollars using the 2019 annual average USD/CAD exchange rate of $1.3269.

In determining the STI awards, the Board considered the following accomplishments for each NEO in 2019.

Employee	2019 Key Accomplishments
Randall Crawford

• Executed key leadership changes, including the hiring of James Harbilas as Executive Vice President and CFO, Blue Jenkins as Executive Vice President and President, Utilities and promotion of Colleen Starring to Senior Vice President and Chief Operating Officer, Utilities. These leadership changes help to ensure the company delivers on its strategic priorities and drives longer-term value for stakeholders.

• Renewed the company’s core values and leadership attributes to guide its decisions and drive the culture that will position the company for ongoing success.

• Oversaw launch of the inaugural Environmental, Social and Governance (ESG) Report.

• Oversaw achievement of strong safety performance in each business unit.

• Led execution of $2.2 billion in asset sales, exceeding AltaGas’ asset monetization target of $1.5 - $2.0 billion.

• Led achievement of normalized EBITDA of $1.27 billion for 2019, a 26% year-over-year increase and near the top of the 2019 guidance range of $1.2 to $1.3 billion.

• Oversaw the reduction of net debt by approximately $3 billion in 2019, de-leveraging the balance sheet, maintaining AltaGas’ investment grade credit rating and regaining financial flexibility.

• Led execution of a $1.39 billion capital program, the largest in the company’s history, including the commissioning of the RIPET — Canada’s first marine propane export facility off the west coast, and the Marquette Connector Pipeline. Both projects were on-time and on-budget.

• Set 2020 strategic plan to capitalize on the significant growth potential of the Utilities and Midstream assets.

• Oversaw the launch of the inaugural Environmental, Social and Governance (ESG) Report to illustrate AltaGas’ ongoing commitment to sustainable value creation and efforts to improve governance, management, performance and transparency across the enterprise.

James Harbilas EVP & CFO

• Executed $2.2 billion in asset sales, exceeding AltaGas’ asset monetization target of $1.5 - $2.0 billion.

• Reduced net debt by approximately $3 billion in 2019, de-leveraging the balance sheet, maintaining its investment grade credit rating and regaining financial flexibility

• Achieved normalized EBITDA of $1.27 billion for 2019, a 26% year-over-year increase and near the top of the 2019 guidance range of $1.2 to $1.3 billion.

• Supported the successful execution of the WGL integration strategy, making significant progress in achieving near- and long-term integration priorities, including strategy, organizational effectiveness, and people and culture.

• Launched the inaugural Environmental, Social and Governance (ESG) Report to illustrate AltaGas’ ongoing commitment to sustainable value creation and efforts to improve governance, management, performance and transparency across the enterprise.

Randy Toone EVP, President, Midstream

• Led achievement of strong safety performance in the Midstream business.

• Led the commissioning of RIPET — Canada’s first marine propane export facility off the west coast, on-time and on-budget.

• Advanced our growth strategy in northeast British Columbia with capacity additions at Townsend, Nig Creek and North Pine facilities.

• Made significant progress on Midstream growth capital projects, including the completion of the 50 Mmcf/d (net) Nig Creek gas processing facility in the third quarter of 2019.

• Supported achievement of 2019 financial performance through strong growth in the Midstream segment including significant contributions from RIPET.

Brad Grant EVP & CLO

• Launched the inaugural Environmental, Social and Governance (ESG) Report to illustrate AltaGas’ ongoing commitment to sustainable value creation and efforts to improve governance, management, performance and transparency across the enterprise.

• Supported achievement of strong safety performance in each business unit.

• Supported the execution of $2.2 billion in asset sales, exceeding AltaGas’ asset monetization target of $1.5 - $2.0 billion.

• Supported the commissioning of RIPET — Canada’s first marine propane export facility off the west coast, and the Marquette Connector Pipeline.

• Supported the Utilities business in the settlement of the SEMCO rate case, reflecting approximately a US$20 million base rate increase effective January 1, 2020, and the settlement of Washington Gas’ rate case in Maryland reflecting an approximately US$27 million base rate increase effective October 15, 2019.

Luanne Gutermuth EVP & CAO, WG

• Supported the renewal of the company’s core values and leadership attributes to guide its decisions and drive the culture that will position the company for ongoing success.

• Supported successful execution of the WGL integration strategy, making significant progress in achieving near- and long-term integration priorities, including strategy, organizational effectiveness, and people and culture.

• Supported the settlement of Washington Gas’ rate case in Maryland reflecting an approximately US$27 million base rate increase effective October 15, 2019.

Long-Term Incentive Program

AltaGas’ LTI program is intended to align executive and shareholder interests by directly linking a portion of executives’ total compensation with long-term shareholder value. LTI grants are typically awarded on an annual basis, after considering competitive compensation benchmark data, the executive’s level of responsibility, sustained performance and need for retention of critical skills. The Board, as recommended by the HRC Committee, approves the grants under the LTI program.

	Performance Units (PUs)	Restricted Units (RUs)	Options
Description

Variable cash compensation that rewards employee performance over a 3-year period for the achievement of AltaGas performance targets.

Performance below a pre-determined range will result in a zero payout.

Variable cash compensation that rewards employee performance over a 3-year period for the achievement of AltaGas performance targets.

RUs only vest if the company pays a dividend during the vesting period.

Variable equity-based compensation that rewards employees for creating long-term shareholder value. Granted in the form of options to purchase Shares which typically vest over 3 years and expire after a period of 6 to 10 years.

The realizable value is determined based on the increase in Share price.

Vesting	3 year cliff vesting	2018 & prior: 1/3 each year for 3 years 2019: 3 year cliff vesting	1/3 each year for 3 years

Performance period / expiry	3 years		Pre 2014 - 10 years 2014 & post - 6 years

Payout value	# units (incl dividend accumulations) x Share Price x performance multiplier	# units (incl dividend accumulations) x Share Price	# units x (Share price less Option grant price)

Performance multiplier	2015 - 2017: 0 - 2.4x 2018 & 2019: 0 - 2x	—	—

Form of payout	Cash		Shares

Timing of payout	Vesting Date		Time of exercise

AltaGas amended its LTI Plans, including the Phantom Unit Plan (PUs and RUs) and the Option Plan (Options) in 2019 to allow for LTI awards under both plans to continue vesting in the event of a change of control in certain circumstances. LTI awards granted under the amended plans will vest on a change of control only if there is also an associated termination within one year of the change of control or if the resulting entity does not or cannot assume the obligations of AltaGas under the outstanding agreements. Additional details of the Phantom Unit Plan and Option Plan are included in “Schedule B”.

2019 LTI Grants

Consistent with 2018, the LTI grants in 2019 to executives were heavily weighted in the form of PUs. The 2019 grant mix for AltaGas executives was 60 - 65% PUs and 35 - 40% Options. For determining the number of Options to grant, a floor value of $2.50 per Option was established. This resulted in approximately 60% fewer options being granted to the NEOs than if the Black-Scholes-Merton model had been applied at time of grant.

			Allocation
	LTI Target		PUs(1)		RUs		Options(2)
Name	Salary	% of Grant Value	# Units	% of Grant Value	# Units	% of Grant Value	# Units	% of Grant Value
Randall Crawford(3)	300%	$3,403,350 (US$2,700,000)	124,630	65%	—	—	476,470	35%
James Harbilas(4)	200%	$1,000,000	31,056	60%	—	—	160,000	40%
Randy Toone	180%	$792,000	24,432	60%	—	—	126,720	40%
Bradley Grant	180%	$792,000	24,432	60%	—	—	126,720	40%
Luanne Gutermuth(5)	—	nil	—	—	—	—	—	—

Notes:

(1)         Number of PUs granted were determined based on the percentage of total grant value divided by the five-day average closing price of the Shares preceding the grant date.

(2)         Number of Options granted were determined based on the percentage of the total grant value divided by $2.50 per Option, which was the higher of (i) the established floor of $2.50 per Option; and (ii) the value from the Black-Scholes-Merton valuation model.

(3)         LTI target grant value was determined in Canadian dollars by using the five-year average USD/CAD exchange rate of $1.2605 at the time of grant.

(4)         Excludes one-time LTI grant of 200% of salary that Mr. Harbilas received at the time of hiring to partially replace the value of his long-term incentives from his previous employer that would have vested over the next 12 months. This one-time grant was supported by market practice with respect to executive hires. See “Other Long-Term Retention Compensation” below for further information.

(5)         WG executives did not receive LTI awards in 2019 as a result of alignment of WG LTI grant timing (historically October) with AltaGas’ LTI grant timing. Ms. Gutermuth retired in February 2020.

Performance Unit Measures

The HRC Committee believes that PU measures should link payments with corporate performance and shareholder returns. In 2018, PU measures were updated to be based on 50% normalized Funds from Operations (FFO) per share growth and 50% relative Total Shareholder Return (TSR) results compared to a PU peer group. The PU payout is capped at 2.0x target.

The following table summarizes the PU payout multiplier for the 2018 and 2019 PU grants that will vest in 2021 and 2022, respectively.

		Relative TSR (50% weighting)
		<=25th Percentile (0x)	50th Percentile (1x)	=>75th Percentile (2x)
FFO Per Share Growth (50% weighting)	>=9% (2.0x)	1.00	1.50	2.00
	7% (1.5x)	0.75	1.25	1.75
	5% (1.0x)	0.50	1.00	1.50
	2% (0.5x)	0.25	0.75	1.25
	<2% (0x)	0.00	0.50	1.00

The PU peer group for measuring relative TSR for the 2018 and 2019 PU grants was approved by the HRC Committee and Board in 2019. The peer group is comprised of utilities and midstream Canadian peer companies, representing the companies that AltaGas directly competes with for market capital. In setting the PU peer group, various factors were considered by management in consultation with Mercer, including business mix and industry. Management’s recommendations were considered by the HRC Committee, in consultation with Hugessen. The PU peer group includes the following companies: Algonquin Power & Utilities Corp., Enbridge Inc., Emera Incorporated, Fortis Inc., Gibson Energy Inc., Inter Pipeline Ltd., Keyera Corp., Pembina Pipeline Corp. and TC Energy Corporation.

Performance Units Vesting in 2019

The 2016 LTI grant for AltaGas employees was approved in 2016 but not granted until March of 2017 due to a corporate blackout imposed in connection with the pending WGL Acquisition. The PUs included in this grant will vest in March 2020.

Other Long-Term Retention Compensation

The events of the last two transformational years, including the WGL Acquisition and the CEO and other key executive succession changes, required the Board to execute additional long-term compensation arrangements to attract and retain critical skills required to execute the company’s strategy and integrate the organization. The Board does not expect these types of arrangements to continue given the executive leadership of the company is now in place.

Hiring Mr. Harbilas in June 2019 as the CFO was a crucial step in ensuring AltaGas had the right experience to support the financial and strategic needs of the organization going forward. Mr. Harbilas’ background in both energy and utilities and experience in building, integrating and transforming teams contributed to AltaGas’ 2019 key accomplishments, including our strategic priority of continuing the integration of WGL. Upon hiring of Mr. Harbilas, AltaGas agreed to not pro-rate his 2019 STI award to bridge the value he would be giving up with his previous employer. Mr. Harbilas also received a one-time LTI grant at 200% of salary ($1,000,000) in the form of 40% RUs and 60% Options to partially replace the value of his long-term incentives from his previous employer that would have vested within 14 months. This one-time grant was supported by market practice with respect to executive hires. The HRC Committee engaged Hugessen to provide advice on market practice in making this determination.

In August of 2018 at the time of the WGL Acquisition, the resignation of AltaGas former CEO, David Harris, and the appointment of the interim co-CEOs, the company granted Mr. Toone and Mr. Grant each a one-time retention incentive of $400,000 that vested in September 2019. The Board granted this one-time cash retention incentive of approximately 100% of salary to ensure the retention of critical executive team members during a time of significant change in order to stabilize the organization to ensure that the 2019 strategy and objectives could be executed. The HRC Committee engaged Hugessen to provide advice in making this decision.

During the closing of the WGL Acquisition in July 2018, there were key WG executives that had the ability to execute their change in control rights under their severance plan. As disclosed in our Management Information Circular last year, for these key WG executives, AltaGas entered into retention agreements whereby the WG executive relinquished certain rights under their change in control severance plans in exchange for retention agreements. The purpose of these retention agreements was to provide leadership continuity in critical roles to ensure the successful execution and integration of WGL. Ms. Gutermuth was a recipient of the retention agreement in her capacity as WG’s Chief Administration Officer. Ms. Gutermuth was considered critical to the success of integration given her role, 20-year tenure with the company and the retirement plans of WG’s former CEO and CFO. As part of the agreement, Ms. Gutermuth received 70% of her retention payment in July 2019 and 30% of it upon her retirement in 2020.

Retirement and Savings Benefits

AltaGas provides retirement and other benefits to employees and executives as noted below as part of its total compensation package. AltaGas’ retirement and savings framework sets out the governance structure and processes for overseeing the management and administration of plans sponsored by the company to ensure that they are being properly administered. The plans are reviewed regularly to ensure they are appropriately structured to reflect changes in AltaGas’ business and the markets within which it competes for talent.

Defined Contribution (DC) Pension Plan

AltaGas has a registered DC pension plan for its employees, including executives. Under the DC pension plan:

•                  AltaGas contributes an amount equal to 4% of base salary plus an additional service-related match of optional employee contributions of up to 2% of base salary

•                  AltaGas’ contributions on behalf of employees vest immediately

•                  Individuals direct the investment of both their own and AltaGas’ contributions into one or a combination of target date funds, target risk funds, individual investment funds and/or guaranteed investment certificates

Supplemental Executive Retirement Plan (SERP)

AltaGas provides a non-registered defined benefit retirement plan for executives to supplement their AltaGas-sponsored DC pension plan. The SERP benefit is determined such that the value of each member’s total retirement benefit is equal to the value of an annual defined benefit pension of 2% of the member’s highest three-year average earnings multiplied by the member’s years of pensionable service.

For purposes of determining the total retirement benefit value:

(i)             earnings are defined as the member’s base salary plus a portion of his or her target bonus (either 50% or 100%), as determined by the executive’s employment agreement and the competitive market for talent;

(ii)   one year of pensionable service is credited for each year of continuing employment service;

(iii)  the retirement benefit is a joint life pension with a guarantee that at least five years of payments will be made. If the member was married at retirement, after the death of the member, and the expiration of the five-year guarantee, the pension will be reduced to 60% for the remainder of the spouse’s lifetime; and

(iv)  a member with at least five years of pensionable service may retire starting at age 55. The accrued retirement benefit will be reduced by 3% per year for each year that retirement precedes the member’s attainment of age 60.

The SERP will provide the difference between the value of the total retirement benefit determined above, and the deemed value of the member’s DC pension plan or equivalent employer-sponsored U.S. retirement savings plan. The SERP will pay this value to the member in equal payments from the date of the member’s retirement to the date the member attains age 70. If the executive is a U.S. taxpayer, the payout of the value will be over a 10-year period, commencing six months after retirement.

The SERP benefits will be paid from the general revenue of AltaGas as payments become due. Security for the accruing liability, except for the liability related to members who are U.S. taxpayers, will be provided through a letter of credit arrangement.

Perquisites

AltaGas executives receive limited perquisites that are consistent with the competitive market and designed to attract and retain talent, including reserved parking, vehicle allowances, club memberships, and relocation assistance.

Employee Share Purchase Savings Plan

The Employee Share Purchase Savings Plan is designed to encourage equity ownership and to help ensure AltaGas’ compensation is market-competitive.

•                  AltaGas employees may contribute up to 10% of their base salary which is invested, at the election of the employee, in either AltaGas Shares or a money market fund, or a combination of the two options

•                  AltaGas matches employee contributions up to a maximum percentage of 5% of base salary based on the employee’s years of service with the company

•                  AltaGas’ contributions are invested in AltaGas Shares which are purchased by the plan administrator from the market

•                  AltaGas’ contributions on behalf of employees vest immediately

Washington Gas Retirement and Other Benefits

Under the merger commitments as part of the WGL Acquisition, all WG executives continued to be compensated in 2019 as part of the existing WG programs, including the WG SERP.

2019 Performance Graph

During 2019, the HRC Committee considered numerous factors related to executive compensation including the transformational changes to scope and scale of the company’s operations in the U.S resulting from the WGL Acquisition, the 2019 operational and financial priorities and the leadership evolution underway including the hiring of a new CEO to lead the company forward. In making compensation recommendations, the HRC Committee continues to closely align executive compensation with creating long-term shareholder value, with 70% or more of compensation ‘at-risk’.

The following table and graph compare the yearly percentage change in the cumulative Shareholder return over the last five years on the Shares (assuming a $100 investment was made on December 31, 2014), with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Dividend Index on which the Shares trade. The values assume the reinvestment of any declared dividends or distributions. The table and graph also show the trend in total compensation paid to the CEO each year over the same period.

In 2018 and 2019, with the change to the compensation peer group to include U.S. peers, target compensation for the CEO and NEOs increased. This increase in the market benchmark for the executive roles reflects the increased breadth and scope of the direct responsibilities of the AltaGas executive across both the Canadian and U.S. businesses following the close of the WGL Acquisition.

The actual realized compensation of the CEO and NEOs decreased from 2014, reflecting that 50% or more of the compensation is based on longer-term incentives that use the Share price as a key component in determining the payout value of compensation awarded. Any change in the trading price of Shares has a direct impact on future realized compensation value for the CEO and NEOs pursuant to such at-risk compensation awarded.

($ millions)	2014	2015	2016	2017	2018		2019
AltaGas Ltd.	100	75	88	80	43		64
S&P/TSX Comp Index	100	92	111	121	110		136
S&P/TSX Comp Div Index	100	92	114	125	114		139
CEO Target Comp(1)	$2.62	$2.54	$1.77	$2.59	$5.89		$5.77
CEO Actual Comp(2)	$5.09	$1.55	$2.00	$2.77	$2.17	(3)	$3.58
CEO	Cornhill	Cornhill	Harris	Harris	Crawford		Crawford

Notes:

(1)         CEO Target reflects target value for total direct compensation of the CEO (base salary, STI and LTI granted to the CEO in place as at December 31st).

(2)         CEO Actual reflects salary and STI earned and LTI compensation paid out on vesting or exercise during the year.

(3)         2018 CEO Actual reflects annualized value of actual compensation earned in 2018 for Mr. Crawford.

EXECUTIVE COMPENSATION

The following tables and discussion relate to compensation paid to AltaGas’ NEOs.

Summary Compensation Table

The following table sets forth information concerning the compensation paid by AltaGas to its NEOs for the years ended December 31, 2019, December 31, 2018 and December 31, 2017.

	Year		Share- based	Option- based	Non-equity Incentive Plan Compensation
Name and Principal Position	Ended Dec. 31	Salary ($)	Awards (1)(2) ($)	Awards (1)(3) ($)	Annual Plans(4) ($)	Long-term Plans ($)	Pension Value ($)		All Other Compensation(5) ($)	Total Compensation ($)
Randall Crawford(6)(10) President & CEO	2019	1,193,725	2,192,242	1,191,175	2,388,420	nil	832,714		43,318	7,841,594
	2018	69,537	2,303,190	1,250,000	60,198	nil	45,482	(9)	2,363	3,730,770

James Harbilas(7) EVP & CFO	2019	278,846	1,010,873	1,000,000	562,500	nil	156,366		36,729	3,045,314

Randy Toone(8) EVP & President, Midstream	2019	440,000	477,157	316,800	422,400	nil	221,547		448,029	2,325,933
	2018	365,158	310,860	375,000	182,472	nil	227,299		44,659	1,505,448
	2017	330,000	448,250	52,214	161,700	nil	140,752		46,201	1,179,118

Bradley Grant(8) EVP & Chief Legal Officer	2019	440,000	477,157	316,800	422,400	nil	171,499		447,528	2,275,384
	2018	366,962	310,860	375,000	192,472	nil	275,120		34,748	1,555,161
	2017	331,600	464,025	39,044	187,354	nil	143,411		38,709	1,204,143

Luanne Gutermuth(8)(9)(10) EVP & CAO, WG	2019	642,241	nil	nil	385,332	47,096	377,356		1,512,513	2,964,358
	2018	309,038	nil	nil	253,549	nil	190,664		20,166	773,417

Timothy Watson(11) Former EVP & CFO	2019	296,202	nil	nil	nil	nil	106,189		2,358,477	2,760,868
	2018	477,000	423,900	375,000	251,856	nil	280,507		26,771	1,835,034
	2017	450,000	773,600	48,805	369,900	nil	217,704		26,349	1,886,358

Notes:

(1)             Refer to the discussion of the LTI Plans under the heading “Long-Term Incentive Program” above. Details of the LTI Plans are included in “Schedule B”.

(2)             Grant date fair value of RUs and PUs is calculated by multiplying the number of units granted by the closing price of Shares on the grant date. In respect of PUs, it is assumed that the performance criteria are met with a multiplier of 1.0x. The methodology used to calculate the fair value of RUs and PUs is the same as that used for accounting purposes.

(3)             Grant date fair value for Options in 2018 and 2019 was determined to be the $2.50/ Option floor value set by the Board. As the Black-Scholes-Merton valuation model would have resulted in an Option value below this floor, AltaGas adopted a floor value in place of the Black-Scholes-Merton valuation model when determining the number of Options to grant, which led to fewer Options being granted than if the floor had not been applied. Based on the number of Options granted to each of the NEOs in 2019, the grant value using the Black-Scholes-Merton valuation model would have been as follows: Mr. Crawford $390,705, Mr. Harbilas $536,000, Mr. Toone $157,133 and Mr. Grant $157,133.

(4)             Amounts in the table reflect the STI compensation earned for services performed during the financial year, even if payable at a future date. See discussion in more detail above under the heading “Compensation Discussion and Analysis — 2019 Compensation Overview — Short-Term Incentive Plan”. 2019 STI payments for Mr. Crawford and Ms. Gutermuth were converted from USD to CAD at the annual average USD/CAD exchange rate of $1.3269 (2018: Crawford ($1.3481), Gutermuth ($1.3137).

(5)             Amounts include AltaGas’ contribution under the Employee Share Purchase Savings Plan and the value of group benefits and other perquisites.

(6)             Mr. Crawford was appointed President and CEO effective December 10, 2018. Salary for Mr. Crawford is set in USD and converted and paid in CAD using the Bank of Canada noon exchange rate on the Tuesday prior to the bi-weekly salary payment day.

(7)             For Mr. Harbilas, see “Compensation Discussion and Analysis - 2019 Compensation Overview - Long-Term Incentive Program — Other Long-Term Retention Compensation” for a description of additional long-term incentive arrangement grant.

(8)             For Mr. Toone, Mr. Grant and Ms. Gutermuth, see “Compensation Discussion and Analysis - 2019 Compensation Overview - Long-Term Incentive Program - Other Long-Term Retention Compensation” for a description of other long-term incentive arrangements which paid out in 2019 included in All Other Compensation.

(9)             Ms. Gutermuth joined AltaGas effective on the date of the WGL Acquisition close, July 6, 2018. Compensation for Ms. Gutermuth in 2018 reflects amounts paid for the period from July 6, 2018 to December 31, 2018. Ms. Gutermuth’s compensation is set and paid in USD. Her 2019 amounts have been converted from USD to CAD at the annual average USD/CAD exchange rate of $1.3269 (2018 - $1.3137). Ms. Gutermuth’s Non-equity Incentive Plan Compensation - Long-term Plans reflects value received from cash-based awards vested and paid under the WG long-term incentive plan in 2019.

(10)        Compensation under the SERP for Mr. Crawford and Ms. Gutermuth is in USD. The 2019 amounts have been converted using the December 31, 2018 USD/CAD exchange rate of $1.3642 (2018: Mr. Crawford: $1.3642; Ms. Gutermuth: $1.3105).

(11)        Mr. Watson’s All Other Compensation includes a $2.35 million payment to him following his departure in June 2019, including the Termination Payment owed in accordance with his executive agreement and all other obligations owing to him. Mr. Watson’s pension value includes his DC pension compensatory change plus the SERP current service cost and interest up to his departure date.

Long-Term Incentive Plan Awards

Outstanding Option-based Awards and Share-based Awards

The following table reflects all Option-based and Share-based incentive plan awards outstanding to the NEOs at December 31, 2019.

	Option-based Awards				Share-based Awards
Name	Shares underlying unexercised Options (#)	Option exercise price(1) ($/share)	Option expiration date	Value of unexercised in-the- money Options(2) ($)	Number of Shares that have not vested (#)		Market or payout value of Share-based awards that have not vested(3) ($)	Market or payout value of vested Share- based awards not paid out or distributed ($)
Randall Crawford	500,000	14.52	17-Dec-24	2,630,000	171,990 PU	(6)	3,401,966	nil
	476,470	17.63	2-Apr-25	1,024,411	128,823 PU	(6)	2,548,128	nil

James Harbilas	400,000	19.60	10-Jun-25	72,000	31,830 PU	(6)	629,592	nil
					21,220 RU	(9)	419,728	nil

Randy Toone	10,000	31.05	6-Mar-23	nil	6,116 PU	(7)	120,974	nil
	20,000	29.32	23-Oct-23	nil	11,736 PU	(7)	232,133	nil
	150,000	14.52	17-Dec-24	789,000	23,213 PU	(6)	459,161	nil
	126,720	19.64	30-May-25	17,741	25,041 PU	(6)	495,305	nil

Bradley Grant	30,000	40.61	19-May-21	nil	9,174 PU	(7)	181,461	nil
	10,000	34.45	17-Aug-21	nil	9,071 PU	(8)	179,428	nil
	20,000	31.05	6-Mar-23	nil	23,213 PU	(6)	459,161	nil
	150,000	14.52	17-Dec-24	789,000	25,041 PU	(6)	495,305	nil
	126,720	19.64	30-May-25	17,741

Luanne Gutermuth(4)	nil	n/a	n/a	n/a	n/a		n/a	n/a

Timothy Watson(5)	100,000	40.61	16-Mar-21	nil	24,281 PU	(7)	480,274	nil
	10,000	34.45	30-Jul-21	nil	6,002 PU	(8)	118,723	nil
	25,000	31.05	30-Jul-21	nil
	150,000	14.52	30-Jul-21	526,000

Notes:

(1)         The Option exercise price is set using the closing price of Shares on the trading day preceding the grant date.

(2)         The value of unexercised in-the-money Options represents the difference between the closing price of Shares on December 31, 2019 ($19.78) and the Option exercise price.

(3)         Market or payout value of RUs and PUs that have not vested is calculated by multiplying the number of RUs or PUs by the closing price of Shares on December 31, 2019 ($19.78). For PUs, payout values are estimated using a performance multiplier of 1.0x.

(4)         LTI awards outstanding for Luanne Gutermuth as at December 31, 2019 were granted under the WG LTI program which was a cash-based program. As the awards are not benchmarked to Shares, no value is included in the Summary Compensation Table or supporting tables under “Executive Compensation” for these awards until they vest and are paid.

(5)         Mr. Watson’s employment with AltaGas ended in June 2019. Under the terms of his executive agreement, any unvested Options continue to vest during the 24-months following his termination (notice period) and any unexercised Options will expire on the earlier of the original expiry date and July 2021. In accordance with the terms of the Phantom Unit Plan and his executive agreement, outstanding PUs that would vest during the notice period continue to vest according to their original vesting schedule and remain subject to the original performance measures. Any PUs that would not vest during the notice period were cancelled. Of the 150,000 Options outstanding with an exercise price of $14.52, only 100,000 Options will vest within his notice period and the remaining 50,000 will expire and is represented in value of unexercised in-the-money Options.

(6)         The PUs granted in 2019 and 2018 have a performance metric based 50% on achievement of an adjusted FFO per share compound annual growth rate target over the three-year performance period and 50% on AltaGas’ relative TSR over the period compared to the PU peer group of companies. The final vesting amount for PUs is subject to a multiplier from 0x to 2.0x, depending on actual performance results achieved compared to target.

(7)         The PUs granted in 2017 (approved in 2016 but not granted until March 2017 due to a corporate blackout imposed in connection with the pending WGL Acquisition) have an adjusted funds from operations (see “Advisories — Non-GAAP Measures”) performance metric target based on a compound annual growth rate over the three-year performance period. The final vesting amount for PUs is subject to a multiplier from 0x to 2.0x, depending on actual performance results achieved compared to target. PUs are also subject to a TSR modifier from 0.8x to 1.2x, depending on actual performance results based on AltaGas’ relative TSR over the period compared to a peer group of companies as well as compared to the S&P/TSX Composite Index group (excluding organizations with market capitalization less than $2 billion).

(8)         The PUs granted in 2017 have an adjusted funds from operations performance metric target based on a compound annual growth rate over a three-year performance period. The final vesting amount for PUs is subject to a multiplier from 0x to 2.0x, depending on actual performance results achieved compared to target. The PUs are also subject to a 0x to 1.5x modifier based on the success of integration of WGL.

(9)         The RU performance measure is the payment of a dividend by AltaGas in the 12 months prior to the vesting date.

Incentive Plan Awards — Value Vested and Earned During 2019

The following table reflects the aggregate dollar value on vesting of Options, RUs and PUs for NEOs during the year ended December 31, 2019 and annual cash incentives earned during that year by such NEOs.

Name	Option-based awards — Value vested during 2019(1)(2) ($)	Share-based awards — Value vested during 2019(3) ($)	Non-equity incentive plan compensation — Value earned during 2019 ($)(4)
Randall Crawford	876,667	nil	2,388,420
James Harbilas	nil	nil	562,500
Randy Toone	263,000	nil	422,400
Bradley Grant	263,000	nil	422,400
Luanne Gutermuth(5)	nil	nil	432,428
Timothy Watson	263,000	nil	nil

Notes:

(1)         The value upon the vesting of Options represents the difference between the market price of Shares at the time of vesting and the exercise price of Options.

(2)         Options granted to the NEOs in 2018 and onwards vest 1/3 on each the first, second and third anniversary of grant and expire on the sixth anniversary of the grant. Grants made prior to 2018 vest as to 1/4 on each of the first, second, third and fourth anniversaries of the grant date.

(3)         No RUs or PUs vested in 2019. The 2016 PU grant did not occur until 2017 due to a corporate blackout imposed in connection with the pending WGL Acquisition, which resulted in no PUs vesting in 2019. PUs cliff vest after three years.

(4)         Amounts reflect the STI compensation earned for services performed during the financial year, even if payable at a future date. See discussion in more detail above under the heading “Short-Term Incentive Plan”. STI payments for Mr. Crawford and Ms. Gutermuth are paid in USD and have been converted to CAD using the 2019 annual average USD/CAD exchange rate of $1.3269.

(5)         For Ms. Gutermuth, the non-equity incentive plan compensation also includes $47,096 related to the LTI awards that vested in 2019. LTI awards under the WG LTI plan are cash-based awards with each WG performance unit and restricted unit being valued US$1.00 per unit and paid out in cash on vesting. The value of these awards is included in the Summary Compensation Table and supporting tables under “Executive Compensation” for these awards when they are vested and paid.

Option-based awards — Value Vested During 2019

In support of the column titled “Option-based awards — Value vested during 2019” in the table above, the following options vested in 2019.

Name	Shares underlying Options vested during 2019 (#)	Option exercise price ($)	Vesting date	Market price of Shares on vesting date(1) ($)	Value vested during 2019(2) ($)
Randall Crawford	166,667	14.52	17-Dec-19	19.78	876,667

James Harbilas	nil	nil	nil	nil	nil

Randy Toone	2,500	31.05	6-Mar-19	17.98	nil
	5,000	29.32	23-Oct-19	18.44	nil
	50,000	14.52	17-Dec-19	19.78	263,000

Bradley Grant	5,000	31.05	6-Mar-19	17.98	nil
	7,500	40.61	19-May-19	19.49	nil
	2,500	34.45	17-Aug-19	19.02	nil
	50,000	14.52	17-Dec-19	19.78	263,000

Luanne Gutermuth	nil	nil	nil	nil	nil

Timothy Watson	6,250	31.05	6-Mar-19	17.98	nil
	25,000	40.61	16-Mar-19	17.90	nil
	2,500	34.45	17-Aug-19	19.02	nil
	50,000	14.52	17-Dec-19	19.78	263,000

Notes:

(1)         Represents the closing price of Shares on the vesting date.

(2)         Represents the difference between the closing price of Shares on the vesting date and the exercise price of Options multiplied by the number of Shares underlying the Options vested in 2019.

Option-based Awards — Value Exercised During 2019

No NEOs exercised Options during 2019.

Retirement Plan Benefits

Defined Contribution Pension Plan

The following table outlines the accumulated value of the DC Pension Plan for the NEOs as at December 31, 2019. For details of the DC Pension Plan, see the disclosure under the heading “2019 Compensation Overview — Retirement and Savings Benefits”.

Name	Accumulated value at start of year ($)	Compensatory(1) ($)	Accumulated value at year end(2) ($)
Randall Crawford	$0	$18,935	$28,842
James Harbilas	$0	$12,500	$16,500
Randy Toone	$54,433	$20,308	$88,677
Bradley Grant	$88,352	$19,784	$130,046
Luanne Gutermuth(3)	n/a	n/a	n/a
Timothy Watson(4)	$94,620	$13,985	$0

Notes:

(1)         Reflects only contributions made by AltaGas on behalf of the employee.

(2)         Accumulated value at year-end reflects the accumulated value at start of year, compensatory changes, plus employee contributions to the plan as well as considers the change in market value of the total holdings.

(3)         Ms. Gutermuth does not participate in the AltaGas DC Pension Plan. DC benefits for Ms. Gutermuth are outlined in the following tables.

(4)         Mr. Watson’s participation under the DC Pension Plan ended upon his termination in June 2019.

The following table outlines the accumulated value under the WG DC plans for Ms. Gutermuth as at December 31, 2019.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end(5) ($)
WG 401K plan(1)(2)	$903,403	$15,279	$1,131,251
WG DC Restoration Plan(1)(3)	$48,510	$10,641	$63,868
WG DC SERP(1)(4)	$594,457	$51,503	$714,481

Notes:

(1)         Contributions into the plans are made in USD and have been converted into CAD in the table. Accumulated value at start of year and compensatory amounts have been converted from USD using the exchange rate on December 31, 2018 ($1.3642). Accumulated value at year-end was converted from USD into CAD using the exchange rate on December 31, 2019 ($1.2988).

(2)         Reflects Ms. Gutermuth’s participation in the WG 401K plan.

(3)         Reflects Ms. Gutermuth’s participation in the WG DC Restoration Plan.

(4)         Reflects Ms. Gutermuth’s participation in the WG DC SERP.

(5)         Accumulated value at year-end reflects the accumulated value at start of year, compensatory changes, plus employee contributions to the plan as well as considers the change in market value of the total holdings.

Supplemental Executive Retirement Plan

The following table outlines the SERP value for the NEOs as at December 31, 2019. For details of the SERP, see the disclosure under the heading “2019 Compensation Overview — Retirement and Other Benefits”.

The following information regarding the SERP is as at December 31, 2019:

	Number of years credited service	Annual benefits payable ($)		Present value of defined benefit obligation at start of year	Compensatory change	Non- compensatory change	Present value of defined benefit obligation at year end
Name	(#)	At year end	At age 65	($)	($)	($)	($)
Randall Crawford(1)	1.06	49,445	408,051	45,482	813,779	58,407	917,668
James Harbilas	0.41	10,208	374,999	0	143,866	0	143,866
Randy Toone	3.08	29,058	190,902	318,797	201,239	181,740	701,776
Bradley Grant	4.62	43,648	190,202	553,631	151,715	248,946	954,292
Luanne Gutermuth(2)	22.0	364,537	470,318	3,869,684	299,933	383,089	4,552,706
Timothy Watson(3)	4.29	0	0	775,088	(670,331)	(104,757)	0

Notes:

(1)         All amounts in this table are expressed in CAD. Mr. Crawford’s present value of defined benefit obligation at year-end amount has been converted from USD into CAD using an exchange rate of $1.2988, which was the exchange rate on December 31, 2019. Mr. Crawford’s present value of defined benefits obligation at the start of the year amount and compensatory change amount was converted from USD to CAD using an exchange rate of $1.3642, which was the exchange rate on December 31, 2018.

(2)         Ms. Gutermuth participates in the WG DB Restoration and WG Pension Plan. Ms. Gutermuth’s present value of defined benefit obligation at year-end amount has been converted from USD into CAD using an exchange rate of $1.2988, which was the exchange rate on December 31, 2019. Ms. Gutermuth’s present value of defined benefits obligation at the start of the year amount and compensatory change amount was converted from USD to CAD using an exchange rate of 1.3642, which was the exchange rate on December 31, 2018.

(3)         Mr. Watson’s participation in the SERP plan ended on his termination date in June 2019. As at December 31, 2019, amounts owing under the SERP had been paid as a lump sum to Mr. Watson, resulting in a present value of the defined benefit obligation of $0 at year-end. The cash payment to Mr. Watson of $762,535 from the SERP is included in the compensatory change amount for 2019. The negative compensatory change of ($670,331) represents the current service costs of $104,057 up to June 2019 less the cash withdrawal payment of $762,535, along with the related interest amounts.

Executive Employment Agreements

Executive employment agreements (the “Executive Agreements”) are in place for the NEOs who are currently serving as officers, aside from Ms. Gutermuth, all of which were signed or amended within the past five years. The agreements outline the terms of employment for the NEO’s while they remain employed by AltaGas or its subsidiaries, including their compensation and eligibility for awards under compensation and benefit plans, as well as any payments required to be made in the case of certain termination events other than for just cause. All of the agreements contain provisions related to confidentiality and those of Mr. Crawford and Mr. Harbilas, expressly incorporate AltaGas’ clawback policy and include non-solicitation provisions.

Termination and Change of Control Arrangements

In any termination event, NEOs are entitled to receive:

•                  Any unpaid installments of base salary up to and including the date of termination (“Termination Date”);

•                  Vacation pay for accrued but unused vacation to the Termination Date; and

•                  Any bonus under the STI for the prior year which was earned and not yet paid.

In certain circumstances, including termination without cause or termination following a change of control, NEOs are also entitled to receive an additional cash payment upon the execution of a release in favour of AltaGas. The “Termination Payment” consists of an amount equal to a multiple of: (i) the annual base salary in effect during the last month of employment; plus (ii) the product of (i) multiplied by the annual target bonus percentage; plus (iii) the value of the benefit entitlement for a one-year period.

The definition of change of control (“CoC”) in the Executive Agreements and under the LTI Plans is substantially similar and includes (i) a sale or other disposition of all or substantially all of AltaGas’ assets, (ii) a consummated arrangement, amalgamation, merger, consolidation, take-over bid, compulsory acquisition or similar transaction if shareholders prior to the transaction no longer hold more than 50% of the voting securities of the surviving or resulting entity or the parent of such entity, or no longer have “control” of AltaGas, or (iii) in case of Mr. Crawford and Mr. Harbilas’ agreements, a person or group of persons acting jointly or in concert acquires more than 50% of the voting securities and in the case of Mr. Grant’s and Mr. Toone’s agreements, a person or group of persons acting jointly or in concert acquires more than 40% of the voting securities and there is a change in more than one half of the Board in the 12 months following the acquisition.

The treatment of RUs, PUs and Options upon a termination event is specified in the LTI Plans to permit vesting during the applicable notice period. The Executive Agreements provide for a 24-month notice period in the event of a without cause termination which permits continued vesting of the RUs, PUs and Options for such 24-month period. The LTI Plans were amended in 2019 to include double-trigger requirements for vesting on a change of control and, in certain circumstances, an assessment of performance at the date of the change of control. Awards granted prior to 2019 will continue to automatically vest on a change of control, with PUs subject to a 1.0x multiplier. All outstanding RUs and PUs issued prior to 2019 will vest within two years and all outstanding Options granted prior to 2019 will expire within five years. Details of these amended plans can be found in “Schedule B”.

The retention of key executives at Washington Gas was critical for the transition, integration and continuity of operations following the close of the WGL Acquisition and essential for completion of the regulatory process. In exchange for relinquishing certain severance rights under the Washington Gas change in control severance plan, Ms. Gutermuth received a retention bonus of US$1,557,800, payable in two installments. Ms. Gutermuth received the first installment on the first anniversary of the WGL Acquisition. Ms. Gutermuth retired on February 1, 2020 and received the second installment of the retention bonus upon retirement. Ms. Gutermuth was not entitled to any additional termination payments upon her retirement.

Please refer to the following table for a description of the payments that may be made in connection with the various termination events and how the outstanding awards under the LTI Plans are treated in such scenarios.

Termination Event	Termination Payment	Phantom Units	Options
Resignation/ Voluntary Termination by NEO	None	RUs and PUs forfeited on Termination Date.	Vested and unexercised Options can be exercised up to earlier of expiry date or 30 days after the Termination Date. Unvested Options terminate immediately.
Retirement	None	RUs and PUs are pro-rated for portion of performance period worked and remain subject to performance measures and vest in accordance with grant date vesting schedule.	Vested and unexercised Options can be exercised up to the earlier of expiry date and 30 days after the Termination Date. Unvested Options terminate immediately.
With Cause Termination by AltaGas	None	RUs and PUs forfeited on Termination Date.	All vested and unvested Options are cancelled on the Termination Date.
Without Cause Termination by AltaGas or Constructive Dismissal	Termination Payment

RUs and PUs that may vest on or before the end of 24-month notice period remain outstanding and continue to vest based on grant date vesting schedule and remain subject to performance measures. RUs and PUs that will not vest during such notice period are cancelled on Termination Date.

Unvested Options continue to vest during 24-month notice period. Unexercised Options expire on earlier of expiry date and 30 days after 24-month notice period.
Permanent Disability	Termination Payment	RUs and PUs are not pro-rated and continue to vest based on grant date vesting schedule and remain subject to performance measures.	Unvested Options continue to vest during 24-month notice period. Unexercised Options expire on earlier of expiry date and 30 days after 24-month notice period.
Death	Termination Payment	RUs and PUs are pro-rated and vest at the Termination Date, with a multiplier of 1.0x for PUs.	Unvested Options terminate immediately and unexercised Options can be exercised until earlier of expiry date and one year from date of death.

Change of Control (CoC)	None

If resulting entity remains publicly traded and plan is assumed, RUs and PUs continue to vest based on grant date vesting schedule and remain subject to performance measures.

In certain circumstances, the vesting amount may be established at the date of the CoC based on achievement of performance measures to such date (the “CoC Value”), and will be paid out on the original vesting date provided the participant is still employed. See “Schedule B” for details.

If plan is not assumed or resulting entity will be a private entity, RUs and PUs vest and the CoC Value is paid out on a CoC.

For grants prior to 2019, RUs and PUs automatically vest on a CoC, with a 1.0x multiplier for PUs.

If resulting entity remains publicly traded and plan is assumed, Options continue to vest based on original vesting schedule.

If plan not assumed or resulting entity will be a private entity, Options vest and can be exercised to participate in CoC.

For Options granted prior to February 2019, the Options fully vest and become exercisable.

CoC and termination within 12 months of CoC	Termination Payment	If terminated within 12 months of a CoC without Cause, the CoC Value becomes payable.	If terminated within 12 months of CoC without cause, all Options vest and can be exercised until earlier of normal expiry date or 30 days from Termination Date.

The following table shows the value payable to each of the NEOs and the value of the LTIs assuming termination as at December 31, 2019 pursuant to the applicable Executive Agreements and LTI Plans. Mr. Watson is not included in the table as his employment with AltaGas ended in June 2019. Mr. Watson received a payment of $2,345,454 following his termination, representing the Termination Payment owed in accordance with his executive agreement and all other obligations owing to him.

Name	Triggering Event	Months used to calculate Termination Payment	Value of Termination Payment	Additional SERP Value(2)	Value of LTIs(3)	Total Value
Randall Crawford (7)	Involuntary Termination for any reason other than Cause(1)(4)	24	$4,853,350	$2,774,112	$6,728,742	$14,356,204
	Change of Control without Termination(5)	0	$—	$—	$6,045,802	$6,045,802
	Change of Control and Termination(6)	24	$4,853,350	$2,810,937	$9,628,704	$17,292,991

James Harbilas (8)	Involuntary Termination for any reason other than Cause(1)(4)	24	$1,803,046	$960,042	$1,019,200	$3,782,288
	Change of Control without Termination(5)	0	$—	$—	$—	$—
	Change of Control and Termination(6)	24	$1,803,046	$1,012,612	$1,660,953	$4,476,611

Randy Toone	Involuntary Termination for any reason other than Cause(1)(4)	24	$1,460,058	$413,286	$1,616,399	$3,489,743
	Change of Control without Termination(5)	0	$—	$—	$1,604,572	$1,604,572
	Change of Control and Termination(6)	24	$1,460,058	$461,067	$2,119,632	$4,040,757

Bradley Grant	Involuntary Termination for any reason other than Cause(1)(4)	24	$1,460,058	$481,382	$1,624,213	$3,565,653
	Change of Control without Termination(5)	0	$—	$—	$1,612,386	$1,612,386
	Change of Control and Termination(6)	24	$1,460,058	$546,092	$2,127,446	$4,133,596

Luanne Gutermuth(9)	Involuntary Termination for any reason other than Cause(1)(4)	0	$664,165	$—	$963,112	$1,627,277
	Change of Control without Termination(5)	0	$—	$—	$—	$—
	Change of Control and Termination(6)	0	$664,165	$—	$1,375,203	$2,039,368

Notes:

(1)          In the event of death or permanent disability, the NEO is also entitled to the Termination Payment pursuant to the AltaGas Employment Agreements. In the case of death, RU and PU vesting is accelerated, units are pro-rated and performance multipliers are set at 1.0x; unvested Options will cancel immediately, and vested Options will remain exercisable until the earlier of the expiry date and one year from date of death. In the case of permanent disability, RU and PU grants maintain their original vesting dates and performance milestones; unvested options will be cancelled immediately, and vested options will remain exercisable until the earlier of the expiry date and 30 days from the date of permanent disability.

(2)          Represents value of additional benefit payable (under SERP provisions and additional SERP benefit provided by Executive Agreements) in the specified termination event, as of December 31, 2019. Additional SERP value for Change of Control and Termination assumes involuntary termination, not voluntary termination by executive.

(3)          Represents the value of the Options and Share-based awards that would be payable in the applicable scenario. For Options, this value includes the vested and unexercised Options as at December 31, 2019 and the value of any in-the money Options that would vest and be paid under the termination scenario (with the exception of Ms. Gutermuth). For Share-based awards, this value includes the market or payout value of the Share-based awards that have not vested as of December 31, 2019 and that would vest and be paid under the termination scenario. Refer to Note 4 for differences in LTI value on death or permanent disability and Note 5 for assumptions used in Change of Control scenario. See also the disclosure under the heading “Incentive Plan Awards — Outstanding Option-based Awards and Share-based Awards”.

(4)          For purposes of determining LTI value, RUs, PUs and Options that vest on or before the end of the notice period will vest and be paid according to the original payment schedule (with the exception of Ms. Gutermuth). For PUs, payout value was assumed using a 1.0x multiplier, notwithstanding that the payout amount, other than in the case of death, would not be paid until the original vesting date and that RUs and PUs would remain subject to the original performance measures, which could result in a PU performance multiplier of 0x — 2.0x or a nil payout. In the event of death, the number of RUs and PUs would be pro-rated to the date of death and a 1.0x performance multiplier would be used for the PUs. While the in-the-money amount for Options at December 31, 2019 was used, there is no requirement for NEOs to exercise Options on termination.

(5)          For purposes of determining LTI value under Change of Control without Termination, it is assumed that all LTI awards granted prior to 2019 immediately vest upon a change of control with the multiplier for PUs of 1.0x, regardless of whether a termination event also occurs and that LTI awards granted in 2019 do not vest upon a Change of Control (which assumes that the LTI Plans continue in force and effect post-Change of Control) (with the exception of Ms. Gutermuth). In the event the LTI Plans did not continue in force and effect post-Change of Control (because the surviving or resulting entity does not or cannot assume the obligations under the LTI Plans), the LTI awards granted in 2019 would also vest. In this scenario, the NEOs would be entitled to the value of LTIs listed under Change of Control and Termination, assuming a multiplier for PUs of 1.0x notwithstanding that under the new Phantom Unit Plan, the performance multiplier may be more or less that 1.0x. See “Schedule B” for additional details.

(6)          For purposes of determining LTI value, RUs, PUs and Options that vest on or before the end of the notice period will vest and be paid according to the original payment schedule (with the exception of Ms. Gutermuth), assuming a 1.0x multiplier for the PUs notwithstanding that under the new Phantom Unit Plan, the performance multiplier may be more or less that 1.0x.

(7)          Mr. Crawford is paid in USD. The values in the table above, excluding the additional SERP value, have been converted using a rate of USD/CAD $1.3269, the annual average exchange rate for 2019. The additional SERP value for Mr. Crawford has been converted using a rate of USD/CAD $1.2988, the December 31, 2019 exchange rate.

(8)          Mr. Harbilas received a one-time LTI grant at 200% of salary ($1,000,000) in 2019 in the form of 40% RUs and 60% Options, to partially replace the value of his long-term incentives with his previous employer that would have vested within 14 months. This one-time grant is supported by market practice with respect to executive hires. Mr. Harbilas’ background in both energy and utilities and experience in building, integrating and transforming functions and teams contributed to AltaGas’ 2019 key accomplishments, including AltaGas’ strategic priority of continuing the integration of WGL. In the event that Mr. Harbilas is terminated prior to the full vesting of the one-time additional LTI grant, the Termination Payment will include an amount equal to the higher of: (i) the realizable value of such RUs and Options at the Termination Date other than the vested RUs and options that were paid or exercised or that are to be paid or can be exercised at the time of termination; or (ii) $1,000,000 less the value of vested RUs and Options that were paid or exercised or that are to be paid or can be exercised at the time of termination. This payment is nil if the value of the one-time grant of RUs and Options are included in any other termination calculation under the Executive Agreement or LTI Plans.

(9)          Ms. Gutermuth retired in February 2020. Ms. Gutermuth was paid in USD and all values have been converted using the annual average 2019 USD/CAD exchange rate of $1.3269. Ms. Gutermuth’s Value of Termination Payment reflects the second installment of the retention payment owed under her retention agreement. In the case of involuntary termination for any reason other than Cause, the value of LTIs represents the cash value of LTI awards granted in 2017 and a pro-rata target value of LTI awards granted in 2018 under the WG LTI plan due to her retirement eligibility. In the case of change of control and termination, the value of LTIs represents the cash value of 2017 LTI awards and target value of 2018 LTI awards granted under the WG LTI plan.

Executive Equity Ownership Requirement

In recognition of the importance of ensuring alignment between the interests of executives and Shareholders, AltaGas adopted equity ownership requirements for its executives in 2004, and in 2014 amended the targets to multiples based on the executive’s base salary. Targets increase with the seniority of the position as outlined in the table below.

Executives are expected to achieve the targeted ownership levels within a five-year period commencing on the date of their appointment as an officer of AltaGas. The following equity ownership information for the NEOs in place at year-end, other than Ms. Gutermuth (who retired from WG on February 1, 2020), is provided as at December 31, 2019.

	Targeted Ownership of Shares as	Number and Market Value		Total for Share Ownership	Market Value	Value of as	Share Ownership
Name	multiple of base salary	Shares	RUs and PUs(1)	Requirement(1) (#)	at Dec 31, 2019(2)	a multiple of 2019 salary	Requirement Met
Randall Crawford (3)(4)	5x	—	300,814	300,814	$5,950,101	4.98	On track
			$5,950,101
James Harbilas	2x	1,540	53,050	54,590	$1,079,790	2.16	Met
		$30,461	$1,049,329
Randy Toone	2x	4,276	66,105	70,381	$1,392,136	3.16	Met
		$84,579	$1,307,557
Bradley Grant	2x	6,132	66,499	72,631	$1,436,641	3.27	Met
		$121,291	$1,315,350

Notes:

(1)         For purposes of achieving compliance with AltaGas’ equity ownership requirements, unvested RUs and PUs also count toward Share ownership. Only Mr. Harbilas holds RUs (22,220). Both Mr. Crawford and Mr. Harbilas acquired Shares in 2020.

(2)         Value of Shares, RUs and PUs at fiscal year-end is calculated as follows: for Shares using closing price of the Shares on December 31, 2019 ($19.78), and for RUs and PUs using the values disclosed under the heading “Market or payout value of Share-based awards that have not vested” in the table “Outstanding Option-based Awards and Share-based Awards”.

(3)         Mr. Crawford has until December 10, 2023 to meet his requirement.

(4)         For the purposes of Share ownership, base salary has been converted using the 2019 annual average USD/CAD exchange rate of $1.3269.

The HRC Committee periodically reviews officer equity ownership levels to monitor the progress individual officers are making towards their targeted ownership levels.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain information related to AltaGas’ equity compensation plans for the financial year ended December 31, 2019.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders	7,043,956		$22.49	6,871,204	(1)
Equity compensation plans not approved by securityholders	n/a	(2)	n/a	n/a	(2)
TOTAL	7,043,956		$22.49	6,871,204

Notes:

(1)         Shares have been reserved for issuance with the TSX pursuant to the Option Plan.

(2)         The Phantom Unit Plan and the DSUP do not provide for the issuance of Shares from treasury. RUs, PUs and DSUs will be paid in cash. The material features of the equity compensation plans are set out in “Schedule B”.

The following table sets forth certain measures of Option usage as a percentage of the issued and outstanding Shares as at December 31, 2019, which was 279,074,685 Shares, and the weighted average remaining term of Options.

Dilution	number of Options granted but not exercised (7,043,956) / number of issued and outstanding Shares (279,074,685)	2.5%
Overhang (reserved for issuance with TSX)	number of Options reserved for issuance with the TSX plus number of Options granted but not exercised (13,915,160) / number of issued and outstanding Shares (279,074,685)	5.0%
Overhang (available for issuance pursuant to Option Plan)	number of Options available to be granted pursuant to Option Plan (6,871,204) plus number of Options granted but not exercised (7,043,956) / number of issued and outstanding Shares (279,074,685)	5.0%
Remaining Options available for grant	number of Options available to be granted pursuant to Option Plan (6,871,204) / number of issued and outstanding Shares (279,074,685)	2.5%
Weighted average remaining term of Options		4 years

Burn Rate	2019 (%)	2018 (%)	2017 (%)
number of Options granted(1) / basic weighted average number of Shares outstanding at year-end	0.82	1.26	0.50

Note:

(1)         Options granted during each year are as follows:

2019 — 2,287,385

2018 — 2,811,460

2017 — 848,000

Further details on AltaGas’ Option Plan are provided in “Schedule B”.

OTHER INFORMATION

Aggregate Indebtedness

AltaGas is not aware of any individuals who are either current or former executive officers, directors or employees of AltaGas or any of AltaGas’ subsidiaries and who have indebtedness outstanding as at the Record Date (whether entered into in connection with the purchase of securities of AltaGas or otherwise) that is owing to (i) AltaGas or any of its subsidiaries, or (ii) another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by AltaGas or any of its subsidiaries.

Indebtedness of Directors and Executive Officers

AltaGas is not aware of any individuals who are, or who at any time during 2019 were, directors or executive officers of AltaGas, proposed nominees for election as directors of AltaGas, or any associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since January 1, 2019, indebted to AltaGas or any of its subsidiaries, or whose indebtedness to another entity is, or at any time since January 1, 2019 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by AltaGas or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

To AltaGas’ knowledge, no director or executive officer of AltaGas or any of its subsidiaries, no proposed nominee or any of their respective associates or affiliates has any material interest, direct or indirect, in any transaction since January 1, 2019, or in any proposed transaction which has materially affected or would materially affect AltaGas or any of its subsidiaries.

Directors’ and Officers’ Liability Insurance

Directors’ and Officers’ liability insurance has been obtained for the directors and officers of AltaGas and its subsidiaries with a policy limit of $160,000,000 aggregate per policy year. Under this insurance coverage, directors and officers would be covered for amounts where AltaGas is unable or precluded from indemnifying, and AltaGas would be reimbursed for indemnity payments made on behalf of the directors and officers of AltaGas subject to a deductible of $250,000 per occurrence (which would be paid by AltaGas). The total premium paid by AltaGas for directors’ and officers’ liability insurance during the financial year ended December 31, 2019 was $393,715 for the policy year October 1, 2019 to October 1, 2020.

Additional Information

Additional information relating to AltaGas is available under AltaGas’ profile on SEDAR at www.sedar.com and on AltaGas’ website at www.altagas.ca/invest/financials.

Financial information is provided in AltaGas’ comparative financial statements and management’s discussion and analysis for the year ended 2019. AltaGas shall provide to Shareholders, without charge, upon request being made to AltaGas at Investor Relations, 1700, 355 — 4th Avenue SW, Calgary, Alberta T2P 0J1 or investor.relations@altagas.ca, a copy of AltaGas’ 2019 Annual Financial Statements and Management’s Discussion and Analysis, and Annual Information Form.

ADVISORIES

Forward Looking Information

This Circular contains forward-looking information (forward-looking statements). Words such as “may”,

“can”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “aim”, “seek”, “propose”, “contemplate”, “estimate”, “focus”, “strive”, “forecast”, “expect”, “project”, “target”, “potential”, “objective”, “continue”, “outlook”, “vision”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to AltaGas or any affiliate of AltaGas, are intended to identify forward-looking statements. In particular, this Circular contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, compensation strategy, business projects and opportunities and financial results. Specifically, such forward-looking statements include, but are not limited to, statements with respect to the following: Daryl Gilbert’s retirement and board succession; fees payable to Laurel Hill; projections on board and executive Share ownership requirements; ESG strategy and initiatives; director independence determinations; future SEDAR filings, and anticipated alignment of AltaGas and WG executive compensation programs.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include those factors discussed under the heading “Risk Factors” in AltaGas’ most recent Annual Information Form dated February 27, 2020 for the year ended December 31, 2019.

Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this Circular, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this Circular as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, projected, targeted, or expected, and such forward-looking statements included in this Circular, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this Circular. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this Circular are expressly qualified by these cautionary statements.

Non-GAAP Measures

Financial outlook information contained in the Circular about prospective financial performance, financial position or cash flows is based on assumptions about future events, including, without limitation, economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available.

This Circular contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management’s Discussion and Analysis (MD&A) as at and for the period ended December 31, 2019. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas’ operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

EBITDA, FFO, normalized FFO, adjusted funds from operations, normalized EBITDA, and net debt are measures that do not have a standardized meaning prescribed by US GAAP.

EBITDA is a measure of AltaGas’ operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income (loss) using net income (loss) adjusted for pre-tax depreciation and amortization, interest expense, and income tax recovery. Normalized EBITDA includes additional adjustments for unrealized gains (losses) on risk management contracts, losses on investments, transaction costs related to acquisitions and dispositions, merger commitment cost recovery due to a change in timing related to certain WGL merger commitments, gains (losses) on the sale of assets, accretion expenses related to asset retirement obligations, realized losses on foreign exchange derivatives, provisions on assets, provisions on investments accounted for by the equity method, foreign exchange gains (losses), distributed generation asset related investment tax credits, non-controlling interest of certain investments to which Hypothetical Liquidation at Book Value (HLBV) accounting is applied, and changes in fair value of natural gas optimization inventory. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets and the capital structure.

Normalized funds from operations and normalized adjusted funds from operations are used to assist management and investors in analyzing the liquidity of AltaGas. Management uses these measures to understand the ability to generate funds for capital investments, debt repayment, dividend payments and other investing activities. Funds from operations are calculated from the Consolidated Statements of Cash Flows and are defined as cash from (used by) operations before net changes in operating assets and liabilities and expenditures incurred to settle asset retirement obligations. Normalized funds from operations is calculated based on cash from (used by) operations and adjusted for changes in operating assets and liabilities in the period and non-operating related expenses (net of current taxes) such as transaction and financing costs related to acquisitions, merger commitments and current taxes due to asset sales. Normalized adjusted funds from operations is based on normalized funds from operations, further adjusted to remove the impact of cash transactions with non-controlling interests, Midstream and Power maintenance capital, and preferred share dividends paid.

Net debt is used by the company to monitor its capital structure and financing requirements. It is also a measure of AltaGas’ overall financial strength. Net debt is defined as short-term debt (excluding third-party project financing obtained for the construction of certain energy management services projects), plus current and long-term portions of long-term debt, less cash and cash equivalents.

In regard to compensation calculations, certain additional adjustments are made to normalized EBITDA to account for items unrelated to management performance including asset sales, the Virginia rate case and weather.

SCHEDULE A: BOARD MANDATE

I.                PURPOSE

The Board of Directors (the “Board”) of AltaGas Ltd. (“AltaGas” or the “Corporation”) is constituted and will act in accordance with the Articles and By-laws of the Corporation and with the Canada Business Corporations Act (the “Act”), as may be amended from time to time.

The Board is responsible for the stewardship of AltaGas by providing effective, independent oversight of the management of AltaGas’ business and affairs. This mandate shall not be taken to create a higher duty or increase the liability of the Corporation, its Board, or any of its Directors or management, beyond that otherwise provided by applicable law. The delegation of the management and affairs of the Corporation contained in this mandate, the committee mandates and any other delegation of authority approved for the Corporation are intended to improve the process of corporate governance and do not derogate from the Board’s oversight function.

II.           MEMBERSHIP

The Articles of the Corporation provide for a minimum and a maximum number of Directors. The Board may determine from time to time, within the range set out in the Articles, the number of Directors to be nominated for election by shareholders at any meeting of shareholders. In addition, the Articles provide for the ability of the Directors to appoint one or more Directors between annual meetings of shareholders. Shareholders will approve the election of Directors at least annually in accordance with the Articles and the Act.

The Board must be composed of a majority of members who have been determined by the Board to be independent
(in accordance with National Instrument 52-110 — Audit Committees of the Canadian Securities Administrators and, if AltaGas is at such time required to file reports under section 15(d) of the United States Securities Exchange Act of 1934, the rules of the SEC).

The Board will appoint a Director to be Chair, who shall be independent for the purposes of all applicable laws and stock exchange requirements.

III.      MEETINGS

Meetings of the Board shall be called and held in a manner consistent with and at any location contemplated in the Corporation’s By-laws. The Board will meet at least quarterly and, in addition, once annually to review long-term and strategic planning for the Corporation, and once annually to review the budget for the upcoming financial year.

The Chair shall act as chair of all meetings of the Board at which the Chair is present. In the absence of the Chair, the Directors present at the meeting shall appoint one of their numbers to act as chair of the meeting. Unless otherwise determined by the Board, the Corporate Secretary of the Corporation shall act as secretary of all meetings of the Board.

The Board may invite any of the Corporation’s officers, employees, advisors or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

In connection with each meeting of the Board, the independent Directors shall have the opportunity to meet without any member of management being present.

IV.       DUTIES AND RESPONSIBILITIES

The Board has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. The Board has the responsibility to:

Ethics and Integrity

1.              Support a culture of integrity and responsible stewardship by approving standards for ethical business conduct for employees, officers and directors of AltaGas and its subsidiaries, and policies that drive sustainable and responsible operations and safety, including the Code of Business Ethics (COBE) and key policies referenced in the COBE.

Strategic Planning

2.              Adopt a strategic planning process and approve, on an annual basis, management’s strategic plan, taking into account the opportunities and risks associated therewith.

3.              Monitor management’s progress in meeting objectives that align with the Corporation’s strategy and consider any adjustments to strategy that may be required from time to time.

4.              Review the Corporation’s financial objectives, plans and actions and approve, on an annual basis, the Corporation’s consolidated budget.

5.              Review and approve all material transactions, including acquisitions, divestitures, capital allocations, expenditures and other transactions which have not otherwise been delegated to management to approve.

Oversight of Risk

6.              The Board shall oversee the implementation by management of appropriate systems to identify, report, and manage the principal risks of the Corporation’s business. The Board will consider the Corporation’s risk profile and oversee the Corporation’s risk management by, among other things, approving policies designed to implement risk mitigation measures and by regularly reviewing management’s identification of the principal risks and risk mitigation measures.

Oversight of Management

7.              Approve the appointment of corporate officers of the Corporation, including the Chief Executive Officer (CEO), and delegate the necessary authority for the conduct of business.

8.              Establish annual objectives for the CEO and monitor the CEO’s progress against those objectives.

9.              Review the performance of the executive officers and following a review of the recommendations of the Human Resources and Compensation Committee, approve the compensation for the executive officers.

10.       Oversee succession planning for the CEO and other executive officers.

Financial Statements, Controls and Reporting

11.       Review management’s assessment of the integrity and effectiveness of the Corporation’s internal controls and management information systems.

12.       Approve and recommend to the shareholders the appointment and compensation of the external auditor.

13.       Review the financial performance of the Corporation and declare dividends as appropriate.

14.       Approve for public release, on the recommendation of the Audit Committee, the Corporation’s financial statements, management’s discussion and analysis and earnings news releases.

Corporate Communication and Public Disclosure

15.       Annually review and approve any changes to the Corporation’s Disclosure Policy to ensure effective, timely and non-selective communications between the Corporation, its Shareholders, other stakeholders and the public.

16.       Establish procedures for receiving feedback from shareholders and communications to the Board.

Governance and Sustainability

17.       Approve the Corporation’s approach to corporate governance, including annual review and approval of the corporate governance guidelines, the mandates of the Board and each committee of the Board, and the position descriptions for the Chair and CEO.

18.       Develop structures and procedures to evaluate the independence of Directors and to ensure the Board functions independently of management.

19.       Oversee succession planning for the Board and ensure regular assessment of the effectiveness of the Board as a whole, each committee, the Board Chair, the committee chairs and each individual Director.

20.       Approve the size of the Board and the individuals to be nominated for election to the Board, subject to approval by the Shareholders.

21.       Approve the compensation of Directors.

22.       Retain and oversee independent counsel, outside experts and other advisors to advise the Board on any matter and compensate such advisors.

SCHEDULE B: SUMMARY OF LTI PLANS

Phantom Unit Plan

The Phantom Unit Plan is a long-term incentive plan designed to attract and retain individuals by awarding them for achievement of AltaGas’ longer term objectives and success by granting them phantom units in the form of RUs and PUs (notional shares linked to Share price performance). Participants are paid with reference to the Share price at the time of vesting based on the achievement of AltaGas’ performance targets during a three-year performance period, which promote alignment of participant’s interests with those of the Shareholders.

The Phantom Unit Plan dated effective May 1, 2019 amended and restated the Mid-Term Incentive Plan dated February 9, 2016. The amended and restated Phantom Unit Plan applies to all outstanding RUs and PUs except that the amended plan may not adversely affects the rights of a holder with respect to previously issued and outstanding awards without the consent of the holder.

Participation

All employees, directors and consultants of AltaGas and its subsidiaries are eligible to participate in the Phantom Unit Plan. The weighting of PUs to RUs awarded to a participant is directly linked to a participant’s position and their influence on total shareholder return. All grants under the Phantom Unit Plan are approved by the Board. Non-employee directors do not receive PUs and executive officers generally do not receive RUs.

The Phantom Unit Plan provides for additional provisions to ensure compliance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder, as in effect from time to time (“Section 409A”), for those participants who are subject to the income tax laws of the United States of America in order to avoid taxes and penalties under Section 409A in relation to the RUs and PUs of such participant.

Except as required by law, PUs and RUs are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of a participant.

Dividends

Dividend equivalents are credited to participant’s account in the form of additional RUs and PUs, as applicable, consistent with dividends paid on the Shares.

Vesting and Performance Multiplier

The vesting schedule and performance measures are specified at the date of grant.

RUs granted prior to 2019 vest one-third annually over three years. RUs granted in 2019 and 2020 cliff vest on the third anniversary of the grant date subject to certain terms and conditions having been met (including performance targets). If such targets have been met, the number of RUs (including dividend equivalent RUs) is multiplied by the Share Price to determine the cash payout.

PUs cliff vest on the third anniversary of the grant date subject to certain terms and conditions having been met (including AltaGas achieving a threshold level of performance during the three-year performance period). For details of the outstanding PUs and metrics, refer to “Executive Compensation — Long-Term Incentive Plan Awards”. AltaGas’ PU peer group is approved by the HRC Committee.

On the vesting date, the number of PUs (including dividend equivalent PUs) after application of the performance multiplier is multiplied by the Share Price to determine the cash payout.

Termination, Change of Control and Other Events

The table below outlines the treatment of RUs and PUs upon the occurrence of certain events:

Event	Treatment of Outstanding RUs/PUs
Termination for Cause/ Resignation	RUs and PUs are cancelled on the termination date.
Termination other than for Cause

RUs and PUs that may vest on or before the end of the notice period applicable to the terminated participant remain outstanding until the relevant vesting date and RUs and PUs that will not vest during such notice period are cancelled on the termination date.

Permanent Disability	RUs and PUs are not pro-rated and continue to vest based on the grant date vesting schedule and remain subject to performance measures.
Retirement

RUs and PUs are pro-rated for a portion of performance period worked and remain subject to performance measures and continue to vest in accordance with the grant date vesting schedule; RUs granted to directors as part of their compensation are not pro-rated and continue to vest on schedule.

Death	RUs and PUs are pro-rated and vest at the termination date, the payout is based on a multiplier of 1.0x for PUs.
Change of Control	Awards granted prior to 2019 vest immediately

Awards granted in 2019 or later vest on a Change of Control (as defined below) only if: (i) there is also a termination without cause within one year of the Change of Control or (ii) if the resulting entity does not (a) have publicly traded securities or (b) does not or cannot assume AltaGas’ obligations under the Phantom Unit Plan and outstanding agreements. In that case, the participant is entitled to the Change of Control Value (defined below) on the Change of Control. If less than a year has passed from the start of the performance period (making assessment difficult) a performance multiplier of 1.0x will be used.

If AltaGas’ obligations are assumed and

(i) the Board determines that benchmark security of the resulting entity will be substantially similar to the benchmark security used immediately prior to the Change of Control for purposes of assessing the satisfaction of performance measures on outstanding RUs and PUs, then the plan shall continue in force and effect and performance will be assessed on the original vesting dates based on the original performance measures for the RUs and the PUs, and any multipliers applicable to the PUs will be applied at such dates; or

(ii) the Board determines that benchmark security of the resulting entity will not be substantially similar to the benchmark security used immediately prior to the Change of Control for purposes of assessing the satisfaction of performance measures on outstanding RUs and PUs, then the plan shall continue in force and effect in an appropriate manner and with appropriate amendments as determined by the Board (as constituted prior to the Change of Control), with the Change of Control Value (defined below) calculated on the Change of Control and payable on the original vesting dates, provided that the participant continues to be an eligible participant on such dates. If less than a year has passed from the start of the performance period (making assessment difficult) a performance multiplier of 1.0x will be used. If a participant is terminated without cause within 12 months following a Change of Control, then the participant is entitled to the Change of Control Value on the termination date.

Pursuant to the terms of the executive employment agreements, the notice period for the executive officers of AltaGas for purposes of this plan is 24 months. The summary above does not include certain additional considerations set forth in the Phantom Unit Plan that apply to participants subject to the income tax laws of the United States of America as a result of Section 409A.

Calculating Change of Control Value

In the event of a “Change of Control”, which is defined as:

•                  the closing of any transaction pursuant to which any person or group of persons (other than an Affiliate) acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of AltaGas representing more than 50% of the aggregate voting power of all of AltaGas’ then issued and outstanding securities entitled to vote in the election of directors of AltaGas;

•                  a consummated arrangement, amalgamation, merger, consolidation, take-over bid, compulsory acquisition or similar transaction (a “Transaction”) involving (directly or indirectly) AltaGas if, immediately after the consummation of such Transaction, the Shareholders immediately prior to the Transaction do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such Transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such Transaction; or

•                  the closing of any sale, lease, exchange, license or other disposition of all or substantially all of AltaGas’ assets (a “Disposition”) to a person other than a person that was an Affiliate at the time of such Disposition, other than a Disposition to an entity where more than 50% of the combined voting power of the voting securities of such entity are beneficially owned by shareholders in substantially the same proportions as their beneficial ownership of the outstanding voting securities of AltaGas immediately prior to such Disposition, where the Board determines that the Phantom Unit Plan will continue but the benchmark security of the resulting entity is not comparable to the Shares (the benchmark security) under the Phantom Unit Plan, then the “Change of Control Value” is determined. Notwithstanding the above, for participants subject to the income tax laws of the United States of America, a Change of Control must also constitute a “change in control event” under Section 409A.

The “Change of Control Value” means:

•                  with respect to PUs, the vesting amount (with reference to the average closing price of Shares) determined on the date of a Change of Control, taking into account that (A) non-TSR Related performance measures applicable to PUs are calculated assuming target performance (the multiplier will be 1.0x) and (B) TSR Related performance measures applicable to PUs are calculated as follows: (1) if the Change of Control occurs less than 12 months from the first day of the performance period related to such PUs, the TSR Related performance measures will be deemed to have been satisfied assuming target performance (the multiplier will be 1.0x); or (2) if the Change of Control occurs at least 12 months after the first day of the performance period related to such PUs, the TSR Related performance measures for such PUs will be determined based on actual performance as approved by the Board, as constituted prior to the Change of Control, with the multiplier determined based on such performance, and (C) the number of outstanding PUs is determined by applying any applicable weightings between the performance measures; and

•                  with respect to RUs, the vesting amount (with reference to the average closing price of the Shares) determined on the date of a Change of Control.

Subject to the termination provisions of the Phantom Unit Plan, the Change of Control Value will be paid in accordance with the original vesting schedule. The amount is payable within 90 days of vesting (or such other date as may be required to comply with Section 409A).

Anti-Dilution Provisions

The Phantom Unit Plan contains standard anti-dilution provisions.

Amendments to the Phantom Unit Plan

The Board may, from time to time and without Shareholder approval, alter, amend, suspend or terminate the Phantom Unit Plan in whole or in part. No termination or amendment of the plan may materially adversely affect the rights of any participant in respect of any phantom units that have been previously granted without the consent of such Participant unless, in the case of an amendment, it is required to comply with applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of any stock exchange on which common shares of AltaGas are listed.

Option Plan

The Option Plan is a long-term incentive plan designed to attract and retain individuals by awarding them for achievement of AltaGas’ longer term objectives by providing them with the opportunity to acquire an increased proprietary interest in AltaGas.

The Option Plan was amended and restated effective February 27, 2019. The Option Plan was amended to, among other things, reduce the cap on dilution under the Option Plan from 10% to 5%, add a double-trigger concept to change of control and eliminate non-employee director participation in the plan in its entirety, which effectively reduced the grant limit to such individuals to zero. Under the terms of the Option Plan, re-introducing non-employee director participation or making grants to non-employee directors at any time in the future is not permitted without shareholder approval.

The amended and restated Option Plan applies to all outstanding Options except that the amended plan may not adversely affect the rights of the holder with respect to previously issued and outstanding Options without the consent of the holder.

Participation

All employees and service providers (as defined in the Option Plan) of AltaGas and its subsidiaries are eligible to participate in the Option Plan. All grants under the Option Plan are approved by the Board. No Options may be granted to non-employee directors of AltaGas.

No right or interest of any optionee in or under the Option Plan is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution or if so provided in the agreement governing the Option with the optionee, subject to the requirements of, or as otherwise allowed by, the TSX. Any such right or interest shall be exercisable during the lifetime of an optionee only by that optionee or his legal representatives or after the death of an optionee or on the optionee ceasing to be director, officer, employee, consultant or other personnel of AltaGas or an affiliate or AltaGas, only as specified in an agreement with the optionee

Grant Limitations

The HRC Committee recommends to the Board the individuals to whom Options will be granted factoring in the following limits:

•                  the maximum number of authorized but unissued Shares that may be issued on the exercise of Options granted under the Option Plan shall not exceed 5% of the issued and outstanding Shares from time to time (on a non-diluted basis);

•                  the maximum number of authorized but unissued Shares that may be issued on the exercise of Options granted under the Option Plan, together with Shares that may be issuable pursuant to other security-based compensation arrangements, shall not exceed 10% of the aggregate of the outstanding Shares (on a non- diluted basis);

•                  the number of Shares reserved for issuance pursuant to Options granted to insiders of AltaGas, together with Shares that may be issuable pursuant to other security-based compensation arrangements, will not exceed
10% of the issued and outstanding Shares (on a non-diluted basis);

•                  the number of Shares that may be issued to insiders pursuant to the Option Plan and all other security-based compensation arrangements within a one-year period will not exceed 10% of the outstanding Shares (on a non-diluted basis); and

•                  the number of Shares that may be issued to an individual insider and that insider’s associates pursuant to the Option Plan and all other security-based compensation arrangements within a one-year period will not exceed 5% of the outstanding Shares (on a non-diluted basis).

Terms

The number of Options to be granted to each eligible participant and the terms of the Options are fixed by the Board at the time of grant and set out in the grant agreement.

Under the Option Plan, the maximum term is 10 years, however grants made since 2014 have an expiry date that is six years from the date of grant. If the normal expiry of an Option falls within a blackout period, the expiry date shall be extended to the date that is seven business days following the end of the blackout.

Options generally vest over three years, with one-third vesting per year, or over four years, with one-quarter vesting per year. The exercise price is determined with reference to the closing price of the Shares, with the exercise price not lower than the closing price of the Shares on the TSX on the trading day immediately preceding the date of grant.

Termination, Change of Control and Other Events

The table below outlines the treatment of Options upon the occurrence of certain events under the Option Plan:

Event	Treatment of Outstanding Options
Termination for Cause	All vested and unvested Options are forfeited and cancelled on the termination date
Termination other than for Cause (including resignation and retirement)	Vested and unexercised Options can be exercised up to the earlier of the normal expiry date and 30 days following termination. Unvested Options are cancelled on the termination date.
Death

Vested and unexercised Options can be exercised by the legal personal representative until the earlier of the expiry date and one year from the date of death. Unvested Options are forfeited and cancelled on the date of death.

Change of Control	Options granted prior to February 27, 2019 fully vest and become exercisable.

For Options granted on or after February 27, 2019:

(i) if there is a Change of Control where the resulting entity remains a publicly traded entity and assumes all of AltaGas’ obligations under the Option Plan and outstanding agreements, Options will fully vest and be exercisable if there is a termination (other than for cause) on or within one year of the Change of Control. Such Options will be exercisable up to the earlier of the normal expiry date and 30 days following termination.

(ii) if the resulting entity does not have publicly traded securities or the Board determines that the resulting entity cannot assume AltaGas’ obligations under the Option Plan and outstanding agreements, Options will fully vest (conditional upon completion of the Change of Control) and the Board may permit holders of such Options to conditionally exercise such options to participate in the Change of Control.

The above terms may be modified by agreement upon grant or by the terms of any Executive Employment Agreement.

Anti-Dilution Provisions

The Option Plan contains standard anti-dilution provisions.

Amendments to the Option Plan

Shareholder approval will be required for the following types of amendments:

•                  any increase in the total number or percentage of Shares that may be issued on the exercise of Options granted pursuant to the Option Plan;

•                  any amendment which reduces the option price of an Option;

•                  any cancellation and reissuance of an Option;

•                  any amendment extending the term of an Option beyond its original option period;

•                  any amendment which would permit Options to be transferable or assignable, other than for normal estate settlement purposes;

•                  amendments to the amendment and termination provisions of the Option Plan, which would include any amendment that permits non-employee directors to participate in the Option Plan; and

•                  amendments required to be approved by Shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Subject to the foregoing restrictions, the Board may amend, suspend or terminate the Option Plan in whole or in part, subject to any governmental, regulatory or exchange requirements at the time of the amendment. No termination or amendment of the Option Plan may impair the rights of any participant in respect of Options that have previously been granted without their consent unless otherwise expressly set forth in the Option Plan, or if required to comply with applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of any stock exchange on which common shares of AltaGas are listed.

Deferred Share Unit Plan

The DSUP is a long-term incentive plan designed to attract and retain individuals and afford such participants an opportunity to defer compensation by receiving a portion of their total compensation in DSUs. DSUs are notional shares that are linked directly to the Share price performance.

Participation

All employees and directors of AltaGas and its subsidiaries are eligible to participate in the DSUP. Currently only directors receive DSUs. All grants under the DSUP are approved by the Board. Directors may elect to receive all or a portion of their annual Board retainer in DSUs. See “Director Compensation”.

The DSUP provides for additional provisions to ensure compliance with Section 409A, for those participants who are subject to the income tax laws of the United States of America in order to avoid taxes and penalties under Section 409A in relation to the DSUs of such participant.

Dividends

Dividend equivalents are credited to each participant’s account in the form of additional DSUs, as applicable, consistent with dividends paid on the Shares.

Terms

The number of DSUs to be credited to each participant’s account or the value of the grant to be awarded (with the number of DSUs to be credited to each participant’s account determined by dividing such value by the average closing price of the Shares on the TSX for the five consecutive trading days immediately preceding the grant date), and any other the terms of the grant are fixed by the Board.

DSUs are fully vested upon grant and are immediately credited to the participant’s account. Payment is not subject to satisfaction of any requirements regarding minimum period of membership or employment or other conditions and occurs following the participant’s termination date with AltaGas, at which time the participant is eligible to redeem their vested DSUs in accordance with the terms of the DSUP.

Each participant is entitled to redeem his or her DSUs during the period commencing on the business day immediately following his or her termination date and ending on the last business day in December of the year following his or her retirement date by providing a notice of redemption to AltaGas in accordance with the terms of the DSUP. If a participant does not file a redemption notice in accordance with the DSUP on or before December 1 of the year following such participant’s termination date, then December 1 (or the first business day thereafter) of the year following the termination date will be treated as that participant’s redemption date. Upon redemption, the participant will be entitled to receive a cash payment equal to the number of DSUs being redeemed multiplied by the Share Price immediately preceding the redemption date. In the event of death, provided that a redemption notice has not been filed with AltaGas in accordance with the DSUP, AltaGas will pay the redemption amount within the calendar year of the participant’s death using the date of death as the redemption date.

The summary above does not include certain additional considerations set forth in the DSUP that apply to participants subject to the income tax laws of the United States of America as a result of Section 409A.

Termination for Cause, Misconduct or Fraud

If the participant is terminated for cause (in the case of an employee), or a director ceases to be a director as a result of or following any misconduct or fraudulent act, the participant forfeits all rights to any DSUs in their account.

Anti-Dilution Provisions

The DSUP contains standard anti-dilution provisions.

Amendments to the DSUP

The Board may, from time to time and without Shareholder approval, amend any provision of the DSUP or discontinue grants thereunder, subject to any regulatory or exchange requirements at the time of the amendment. Any amendment shall not impair any right of any participant pursuant to any DSU granted prior to such amendment unless the written consent of such participant is obtained, or such amendment is necessary to comply with applicable law.

No amendment shall be made which prevents the DSUP from continuously meeting the requirements of paragraph 6801(d) of the Income Tax Regulations (Canada) or any successor provision thereto.

Notice of Annual Meeting of Shareholders Management Information Circular Friday, May 1, 2020 For investor relations inquiries contact: Telephone: 403.691.7100 Toll-free: 1.877.691.7199 investor.relations@altagas.ca 1700, 355 - 4th Avenue SW Calgary, Alberta T2P 0J1 altagas.ca QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITATION AGENT North America Toll-free: 1.877.452.7184 Outside North America Telephone: 416.304.0211 Email: assistance@laurelhill.com